As filed with the Securities and Exchange Commission on April 28, 2025

Securities Act File No. 333-234759
Investment Company Act File No. 811-23492

U.S. SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 3

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 8

FRANKLIN BSP PRIVATE CREDIT FUND

(Exact name of Registrant as specified in Charter)

One Madison Avenue, Suite 1600

New York, New York 10010

(Address of principal executive offices)

(212) 588-6770

(Registrant’s telephone number, including area code)

Richard J. Byrne

Franklin BSP Private Credit Fund

One Madison Avenue, Suite 1600

New York, New York 10010

(Name and address of agent for service)

Copy to:

Rajib Chanda, Esq.

Steven Grigoriou, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to section 8(c) of the Securities Act, or as follows:

☒	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

FRANKLIN BSP PRIVATE CREDIT FUND
CLASS A SHARES OF BENEFICIAL INTEREST
ADVISOR CLASS SHARES OF BENEFICIAL INTEREST

April 28, 2025

Franklin BSP Private Credit Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company.

Investment Objective. The Fund’s investment objective is to generate attractive risk-adjusted returns1 with consistent current income.

Principal Investment Strategies. The Fund seeks to achieve its investment objective by investing in private credit investments in middle market companies in the United States, which it generally defines as companies with annual revenues up to $1 billion. The investment portfolio primarily consists of private credit investments, which include privately offered secured debt (including senior secured, unitranche and second-lien debt) and unsecured debt (including senior unsecured and subordinated debt) across directly originated corporate loans, broadly syndicated corporate loans and high yield corporate bonds. Under normal circumstances, private credit investments will represent at least 80% of the Fund’s Managed Assets (as defined below). Benefit Street Partners L.L.C. (“BSP,” “Benefit Street Partners” or the “Adviser”) believes that there are large, persistent and attractive market opportunities created by an imbalance between middle market companies’ demand for credit and the ability of middle market companies to obtain credit and intends to target investments for the Fund in this area. This imbalance, in part, has been driven by substantial long-term changes in the debt capital markets following the credit crisis in 2008. Middle market companies often have specialized requirements that limit their ability to employ conventional loan structures and their access to broader capital markets. Their ability to raise capital has been further restricted as banks retreated from middle market lending due to changes in the regulatory landscape over the last decade. As a result, alternative lenders have stepped in to fill the void and provide capital. The Adviser believes that private debt represents a large opportunity set for the Fund, which will be able to benefit from the Adviser’s scaled platform, deep credit markets experience, knowledge and proprietary sourcing networks. Most of the credit instruments in which the Fund invests will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.

Interval Fund. The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is an “interval fund” (as defined below), which, subject to applicable law, conducts quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding shares of beneficial interest (the “Shares”) at a price equal to net asset value (“NAV”) per Share. Under normal market conditions, the Fund currently intends to repurchase 5% of its outstanding Shares at NAV per Share on a quarterly basis. It is also possible that a repurchase offer may be oversubscribed, with the result that the shareholders of the Fund (“Shareholders”) may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to provide liquidity to Shareholders, Shareholders should consider their Shares to be illiquid. See “Share Repurchase Program” and “Risk Factors — Risks Relating to Our Business and Structure—The share repurchase program may harm the Fund’s investment performance and the Fund may not be able to repurchase all the Shares a Shareholder tenders.”

1 The Fund defines ‘risk-adjusted returns’ as the generation of realized and unrealized gains on a shareholder’s investment relative to the risk associated with the risk profile of the Fund’s investments.

i

Unlisted Closed-End Fund. An investment in the Fund is subject to the following risks:

●	No secondary trading market of the Shares is expected to develop.

●	Unlike investors in listed closed-end funds, Shareholders should not expect to be able to sell their Shares regardless of how the Fund performs. An investment in the Fund is considered illiquid.

●	If a Shareholder is able to sell its Shares outside the quarterly repurchase program, the Shareholder likely will receive less than their purchase price and the then-current NAV per Share.

●	Unlike listed closed-end funds, the Shares are not listed on any securities exchange. The Fund intends to provide liquidity through quarterly offers to repurchase a limited amount of the Fund’s Shares (at least 5%).

●	There is no assurance that monthly distributions paid by the Fund will maintain at the targeted level or that dividends will be paid at all.

●	The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

●	A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original purchase price.

●	The Fund’s distributions may result from expense reimbursements from BSP, which are subject to repayment by the Fund. Shareholders should understand that any such distributions are not based on the Fund’s investment performance, and can only be sustained if the Fund achieves positive investment performance in future periods and/or BSP continues to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments to BSP will reduce the distributions that a Shareholder would otherwise receive.

Investing in Shares involves a high degree of risk. See “Risk Factors” beginning on page 34 of this prospectus.

The date of this prospectus is April 28, 2025.

	Per Class A Share(1)	Per Advisor Class Share(2)
Public Offering Price Per Share	Current NAV plus Sales Load	Current NAV
Sales Load(1) (as a percent of offering price)	2%	None
Proceeds to the Fund (Before Expenses)(3)(4)	Amount Invested at Current NAV	Current NAV

(1)	Generally, the stated minimum initial investment by an investor in the Fund for Class A Shares is $2,500, which stated minimum may be reduced for certain investors. Investors purchasing Class A Shares may be charged a sales load of up to 2.00% of the Investor’s subscription. The table assumes the maximum sales load is charged.

(2)	Generally, the stated minimum initial investment by an investor in the Fund for Advisor Class Shares is $1,000,000, which stated minimum may be reduced for certain investors pursuant to the purchase terms (“Purchase Terms”) in the Fund’s plan of distribution (the “Plan of Distribution”). Advisor Class Shares are not subject to a sales load.

(3)	Assumes all amounts currently registered are sold in the continuous offering. BSP will also bear certain ongoing offering costs associated with the Fund’s continuous offering. See “Fund Expenses.”

(4)	Per share amounts.

Structure. The Fund does not currently intend to list its Shares for trading on any national securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. To provide limited liquidity to Shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described below. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.

Investment Adviser. The investment adviser to the Fund is BSP. BSP is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). BSP oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio.

Securities Offered. The Fund is offering on a continuous basis two classes of Shares of the Fund: Class A and Advisor Class. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of Shares in one or more classes. The Fund is offering to sell, through Franklin Distributors, LLC (the “Distributor”), an unlimited number of Shares at the then-current NAV per Share of the applicable class, plus, in the case of Class A Shares, a sales load of up to 2% of the offering price. The minimum initial investment for Class A Shares is $2,500. Subsequent investments may be made in any amount. The minimum initial investment for Advisor Class Shares is $1,000,000. Subsequent investments may be made in any amount.

This prospectus provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information, dated April 28, 2025 (the “Statement of Additional Information”), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. The Statement of Additional Information, the Fund’s annual and semi-annual reports and other information filed with the SEC can be obtained upon request and without charge by writing to the Fund at Benefit Street Partners L.L.C., One Madison Avenue, Suite 1600, New York, NY 10010 or by calling toll-free 833-260-3565. The table of contents of the Statement of Additional Information appears on page 97 of this prospectus. Investors may request the Fund’s Statement of Additional Information, annual and semi-annual reports and other information about the Fund or make Shareholder inquiries by calling 833-260-3565 or by visiting https://www.fbspx.com. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The Statement of Additional Information, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Summary of Terms

Unless otherwise noted, the terms “we,” “us,” “our” and “Fund” refer to Franklin BSP Private Credit Fund and its consolidated subsidiaries. We refer to Benefit Street Partners L.L.C. as “BSP” or “our Adviser.”

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the Statement of Additional Information.

THE FUND	The Fund is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund operates as an “interval fund” (as defined below).

THE ADVISER	BSP serves as the Fund’s investment adviser. BSP is registered as an investment adviser with the SEC under the Advisers Act.

INVESTMENT OBJECTIVE	The Fund’s investment objective is to generate attractive risk-adjusted returns with consistent current income.

INVESTMENT OPPORTUNITIES AND STRATEGIES	The Fund seeks to achieve its investment objective by investing in private credit investments in middle market companies in the United States. The investment portfolio primarily consists of private credit investments, which include privately offered secured debt (including senior secured, unitranche and second-lien debt) and unsecured debt (including senior unsecured and subordinated debt) across directly originated corporate loans, broadly syndicated corporate loans and high yield corporate bonds. Under normal circumstances, private credit investments will represent at least 80% of the Fund’s Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to indebtedness or any preferred shares that may be issued) minus the Fund’s liabilities other than liabilities relating to indebtedness. Our 80% policy with respect to investments is not fundamental and may be changed by our board of trustees (the “Board”) without shareholder approval. Shareholders will be provided with sixty (60) days’ notice in the manner prescribed by the SEC before we make any changes to this policy. We define middle market companies as those with annual revenues up to $1 billion. The Fund is non-diversified under the 1940 Act, meaning it may invest a greater percentage of its assets in a single or limited number of issuers than a diversified fund.

Sourcing of primarily private debt opportunities. At the heart of the Fund’s investment strategy is its approach to sourcing attractive private debt opportunities by capitalizing on BSP’s extensive networks as well as its proprietary relationships and insights. This differentiated transaction-sourcing framework comprises hundreds of close, long-standing personal relationships that have been forged over the course of several decades and hundreds of transactions. Messrs. Faulstich, Gahan, Mahajan, Zimmerman, Jang, and Leong have collectively been involved in thousands of credit transactions over the course of their careers as senior bankers at preeminent institutions at the center of the global credit markets. Primarily through hands-on, personal involvement in these investments and transactions, the Benefit Street Partners team has developed and maintained a broad and diversified network of contacts throughout the deal transaction ecosystem. This network is a rich source of proprietary ideas and deal generation, often yielding a “first look” at attractive private debt opportunities.

Prioritize non-competitive, “strategic capital” opportunities. The Fund will seek to prioritize “strategic capital” opportunities where Benefit Street Partners is uniquely positioned as a debt provider by virtue of its industry insights, capital markets expertise or other differentiating attribute. BSP participates in both sponsor and non-sponsored transactions and has historically followed a balanced approach to allocating into sponsor and non-sponsor deals. BSP incorporates a component of non-sponsor transactions into its managed portfolios because they are typically less competitive, and therefore often result in better yield and terms per unit of risk than sponsored loans. Having said that, non-sponsor deals have tended to be more episodic in nature than sponsor deals. As such, the Fund also expects to invest in sponsor loans. Ultimately, BSP evaluates the risk-reward profile of every investment on a case-by-case basis and its primary aim is to participate in transactions where BSP has influence over terms, covenants, and governance of these investments. In BSP’s experience, investment opportunities where BSP is viewed as provider of “strategic capital,” as opposed to just capital, have generally been more attractive from a risk-reward perspective. The following table illustrates the difference between middle market sponsor-backed loans and middle market non-sponsor loans.

Investment-level risk/return profile optimization. Every potential investment must have attractive risk reward profile to be considered. As mentioned above, we prioritize situations which are less competitive and where we are viewed as “strategic capital” providers. This means that we prioritize a combination of non-sponsored investment opportunities, which by their nature are less competitive, as well as non-competitive sponsored investment opportunities. Most importantly, every investment is evaluated individually with regard to its risk/reward profile. Our aim is to invest in opportunities where we are paid higher yields per unit of risk than what is contemplated in the broader market. Additionally, even though our investments are made from the bottom up, we aim to produce a broad portfolio of assets, which together are reflective of the types of risk we think are appropriate in any given environment. The Fund intends to target investments where attractive returns and upside potential are accompanied by solid, reliable and measurable downside protection. In addition to downside protection inherent contractually in all debt structures, the Fund plans to employ a wide range of investment-specific mechanisms to provide further downside protection in many of its investments.

Fund-level downside protection through world-class risk management and multi-dimensional diversification. Transcending all components of the Fund’s investment strategy is the overarching goal of downside protection at the fund-level through experienced portfolio management. BSP seeks to accomplish this objective through disciplined application of risk management best practices across the portfolio combined with a broad-based investment approach at the fund-level across several discrete dimensions. BSP’s risk management practices are grounded in an established investment process comprising of systematic underwriting, rigorous due diligence, third-party reports and investment committee approval accompanied by a proprietary and dynamic post- investment monitoring system for regularly updating issuer data. See “—Investment Process.”

PORTFOLIO COMPOSITION	The Fund’s portfolio will consist primarily of some combination of the following types of investments:

Directly Originated Corporate Loans. The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. middle-market companies, where the Adviser believes the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual revenues up to $1 billion.

Broadly Syndicated Corporate Loans. Senior, secured corporate loans (“Syndicated Loans”) generally benefit from liens on collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the Secured Overnight Financing Rate (“SOFR”), plus a spread. Syndicated Loans are typically made to U.S. and, to a lesser extent, non-U.S. (including Canada and Europe, among other countries and regions) corporations, partnerships, limited liability companies and other business entities (together with issuers of High Yield Corporate Bonds (as defined below) and other debt securities, “Borrowers”), which operate in various industries and geographical regions. Borrowers may obtain Syndicated Loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Syndicated Loans rated below investment grade are sometimes referred to as “leveraged loans.” The Fund may invest in Syndicated Loans through assignments of or, to a lesser extent, participations in Syndicated Loans. The Fund may utilize total return swaps and/or various other types of derivative instruments to a lesser extent, for the purpose of gaining exposure to Syndicated Loans.

Derivatives used by the Fund will be counted toward the Fund’s policy of investing at least 80% of its assets in private credit instruments. As a result, the market value of derivatives that provides the Fund with indirect exposure to private credit instruments will be counted toward the Fund’s 80% policy.

High Yield Corporate Bonds. An issuer of high-yield corporate bonds (“High Yield Corporate Bonds”) typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of High Yield Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a High Yield Corporate Bond generally rises and falls inversely with interest rates. The value of intermediate- and longer-term High Yield Corporate Bonds normally fluctuates more in response to changes in interest rates than that of shorter-term High Yield Corporate Bonds. The market value of a High Yield Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of High Yield Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of derivatives, including swaps, for the purpose of gaining exposure to High Yield Corporate Bonds.

Other Characteristics

Below Investment Grade Credit Instruments. Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s Investors Service, Inc. (“Moody’s”), BB+ or lower by Standard & Poor’s Corporation Ratings Group (“S&P”) or Fitch Ratings, Inc. (“Fitch”) or, if unrated, are determined by the Adviser to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.

Illiquid and Restricted Securities. The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.

Senior Secured Loans. Senior secured loans are situated at the top of the capital structure. Because these loans generally have priority in payment, they carry the least risk among all investments in a firm.

Second Lien Secured Loans. Second lien secured loans are immediately junior to senior secured loans and have substantially the same maturities, collateral and covenant structures as senior secured loans. Second lien secured loans, however, are granted a second priority security interest in the assets of the borrower, which means that any realization of collateral will generally be applied to pay senior secured loans in full before second lien secured loans are paid and the value of the collateral may not be sufficient to repay in full both senior secured loans and second lien secured loans. In return for this junior ranking, second lien secured loans generally offer higher returns compared to senior secured debt. These higher returns come in the form of higher interest and in some cases the potential for equity participation through warrants, though to a lesser extent than with subordinated loans.

Senior Secured Bonds. Senior secured bonds are generally secured by collateral on a senior, pari passu or junior basis with other debt instruments in an issuer’s capital structure and have similar maturities and covenant structures as senior secured loans.

Subordinated Debt. In addition to senior secured loans, second lien secured loans and senior secured bonds, we may invest a portion of our assets in subordinated debt. Subordinated debt usually ranks junior in priority of payment to senior debt and are often unsecured, but are situated above preferred equity and common equity in the capital structure. In return for their junior status compared to senior debt, subordinated debt investments typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise.

Other Investments. The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.

MANAGEMENT AND INCENTIVE FEES

Under the investment advisory agreement (the “Investment Advisory Agreement”) between the Fund and the Adviser, the Adviser is entitled to a fee consisting of two components: a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”).

The Management Fee is calculated and payable monthly in arrears at an annual rate of 1.25% on the average daily value of the Fund’s net assets.

The Incentive Fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s net assets, equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income, income generated from original issue discounts, payment-in-kind income, and any other income earned or accrued during the calendar quarter, minus the Fund’s operating expenses (which, for this purpose shall not include any distribution and/or shareholder servicing fees, litigation, any extraordinary expenses or Incentive Fee) for the quarter. For purposes of computing the Fund’s pre-incentive fee net investment income, the calculation methodology will look through total return swaps as if the Fund owned the referenced assets directly. As a result, the Fund’s pre-incentive fee net investment income includes net interest, if any, associated with a derivative or swap, which is the difference between (a) the interest income and transaction fees related to the reference assets and (b) all interest and other expenses paid by the Fund to the derivative or swap counterparty. For purposes of the Incentive Fee, net assets are calculated for the relevant quarter as the weighted average of the NAV of the Fund as of the first business day of each month therein. The weighted average NAV shall be calculated for each month by multiplying the NAV as of the beginning of the first business day of the month times the number of days in that month, divided by the number of days in the applicable calendar quarter.

The calculation of the Incentive Fee for each calendar quarter is as follows:

 ●     No Incentive Fee is payable to the Adviser if the Fund’s pre-incentive fee net investment income, expressed as a percentage of the Fund’s net assets in respect of the relevant calendar quarter, does not exceed the quarterly hurdle rate of 1.50%;

●     100% of the portion of the Fund’s pre-incentive fee net investment income that exceeds the hurdle rate but is less than or equal to 1.71425% (the “catch-up”) is payable to the Adviser if the Fund’s pre-incentive fee net investment income, expressed as a percentage of the Fund’s net assets in respect of the relevant calendar quarter, exceeds the hurdle rate but is less than or equal to 1.71425% (6.857% annualized). The “catch-up” provision is intended to provide the Adviser with an incentive fee of 12.5% on all of the Fund’s pre-incentive fee net investment income when the Fund’s pre-incentive fee net investment income reaches 1.71425% of net assets; and

●      12.5% of the portion of the Fund’s pre-incentive fee net investment income that exceeds the “catch-up” is payable to the Adviser if the Fund’s pre-incentive fee net investment income, expressed as a percentage of the Fund’s net assets.

EXPENSE LIMITATION AGREEMENT

The Adviser and the Fund have entered into an Expense Limitation Agreement (including all amendments and amendments and restatements thereto, the “Expense Limitation Agreement”). Under the Expense Limitation Agreement, the Adviser has agreed on a quarterly basis to reimburse the Fund’s initial organizational and offering costs as well as its operating expenses (each such reimbursement, an “Expense Payment”) to the extent that the Fund’s annualized Operating Expenses (as described below, “Operating Expenses”) in respect of the relevant quarter exceed 2.25% of the Fund’s quarter-end NAV (the “Expense Limitation”). Operating Expenses include any fees the Fund has agreed to bear pursuant to 4(b) of the administration agreement between BSP and the Fund (the “BSP Administration Agreement”), but excluding (i) expenses directly related to the interest costs and structuring costs for borrowing and line(s) of credit, taxes, litigation and extraordinary expenses, (ii) Incentive Fees and (iii) any distribution and/or shareholder servicing fees in respect of the relevant month.

In consideration of the Adviser’s agreement to reimburse the Fund’s Operating Expenses, the Fund has agreed to repay the Adviser in the amount of any Expense Payment subject to the limitation that a reimbursement (an “Adviser Recoupment”) may be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable Expense Payment was made by the Adviser; and (ii) the Adviser Recoupment does not cause the Fund’s total annual Operating Expenses (on an annualized basis and net of any Expense Payments received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Limitation.

Effective May 1, 2025, the Adviser and the Fund extended the Expense Limitation Agreement for a one-year period, after which it will expire, unless sooner terminated by the Board or extended at the mutual agreement of the Adviser and the Fund. The Expense Limitation Agreement will automatically terminate in the event of the termination of the Investment Advisory Agreement. See “Fund Expenses—Expense Limitation Agreement” for additional information.

Commencing on March 28, 2024 and extending through April 30, 2025 (the “Waiver Period”), the Adviser and the Fund entered into a fee waiver agreement (the “Fee Waiver Agreement”), pursuant to which the Adviser agreed to waive the Management Fee and lower the Expense Limitation to 1.00% of the Fund’s quarter-end NAV. The Fee Waiver agreement will terminate on April 30, 2025 and is not expected to be renewed.

DISTRIBUTION AND SHAREHOLDER SERVICING FEES AND SALES LOAD	Advisor Class Shares are not subject to either a distribution or a shareholder servicing fee. Class A Shares may be charged an annual distribution and shareholder servicing fee of up to 0.50% per year, payable monthly of the average daily net assets attributable to Class A Shares. Investors purchasing Class A Shares may be charged a sales load of up to 2.00% of the investor’s subscription. See “Plan of Distribution.”

ADMINISTRATION	Under the BSP Administration Agreement, Benefit Street Partners L.L.C. (in such capacity, the “BSP Administrator”) furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities, oversees the services of the USB Administrator in accordance with its role as the BSP Administrator, and generally oversees the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others. Payments under the BSP Administration Agreement are equal to an amount based upon the Fund’s allocable portion of the BSP Administrator’s overhead and other expenses (including travel expenses) incurred by BSP Administrator in performing its obligations under the BSP Administration Agreement, including the Fund’s allocable portion of the compensation of certain of its officers (including the Chief Compliance Officer, Chief Financial Officer, Chief Accounting Officer, General Counsel, Treasurer and Assistant Treasurer) and their respective staffs. The BSP Administrator may be reimbursed, at cost, for expenses it pays on the Fund’s behalf, including for services delegated to the USB Administrator (as defined below). The Fund’s Board, including the Independent Trustees, reviews the compensation that the Fund pays to BSP Administrator consistent with Rule 17d-1 under the 1940 Act to determine that payments made to BSP Administrator are reasonable in light of the services provided.

Pursuant to an administration agreement between U.S. Bancorp Fund Services, LLC (the “USB Administrator”) and the Fund (the “USB Administration Agreement”), the USB Administrator will perform certain required administrative services of the Fund, which include, among other things, providing assistance in accounting, legal, compliance, operations, investor relations and technology, managing financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, the USB Administrator assists the Fund in determining and publishing its NAV, oversees the preparation and filing of the Fund’s tax returns and the printing and dissemination of reports to Shareholders. The USB Administrator is paid at a rate based on the Fund’s total assets. See “Management of the Fund—Administrative Services” for additional information.

The BSP Administration Agreement and USB Administration Agreement may be terminated by any party without penalty upon at least 60 days’ written notice to the other party, as applicable.

It is also understood and agreed that if persons associated with the Adviser or any of their affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Adviser and their affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead, including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. Nothing contained in this prospectus shall be construed to restrict the Fund’s right to hire its own employees or to contract for services to be performed by third parties.

FUND EXPENSES	The Fund will bear all costs and expenses that are incurred in its operation, administration, and transactions and not specifically assumed by the Adviser under the Investment Advisory Agreement. See “Fund Expenses” below for additional information regarding the Fund’s expenses.

DISTRIBUTIONS	The Fund’s distribution policy is to make monthly distributions to Shareholders. The Board reserves the right to change the distribution policy from time to time. See “Distributions.”

DISTRIBUTION REINVESTMENT PLAN	The Fund operates a distribution reinvestment plan (“DRIP”) administered by SS&C GIDS, Inc., formerly DST Systems Inc. (“SS&C”). Pursuant to the DRIP, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund. Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating shareholder. A shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to SS&C. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, to such nominee). Such written instructions must be received by SS&C one day prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the DRIP. Under the DRIP, the Fund’s Distributions to Shareholders are reinvested in full and fractional shares. See “Distributions—Distribution Reinvestment Plan.”

BOARD	The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of our trustees are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund or the Adviser (the “Independent Trustees”).See “Management of the Fund.”

PURCHASES OF SHARES

The Fund’s Shares are offered on a daily basis. Please see “Plan of Distribution” for purchase instructions and additional information.

The minimum initial investment for Class A Shares is $2,500; subsequent investments may be made in any amount. The Fund reserves the right to waive investment minimums. The minimum initial investment for Advisor Class Shares is $1,000,000; subsequent investments may be made in any amount. The Fund and the Adviser reserve the right to waive the investment minimum pursuant to the Purchase Terms in the Plan of Distribution.

PLAN OF DISTRIBUTION

Franklin Distributors, LLC (the “Distributor”), located at One Franklin Parkway San Mateo, CA 94403-1906, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Distributor also may enter into broker-dealer selling agreements with other broker dealers for the sale and distribution of the Fund’s Shares. The Fund’s Shares are offered for sale through the Distributor at NAV plus the applicable sales load.

The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any securities exchange, and the Distributor will not act as a market maker in Shares.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”) in connection with the sale of Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the calculation. Payments of Additional Compensation may be fixed dollar amounts, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the fund over other potential investments.

UNLISTED CLOSED-END INTERVAL FUND STRUCTURE

The Fund has been organized as a continuously offered, non-diversified, closed-end management investment company. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike many closed-end funds, which list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. To provide limited liquidity to Shareholders, the Fund is structured as an “interval fund” and conducts quarterly repurchase offers for a limited amount of the Fund’s Shares (at least 5%).

The Fund believes that an unlisted closed-end structure is most appropriate for the long-term nature of the Fund’s strategy. Features that interfere with the Fund’s long-term investment strategy (such as daily redemptions permitted by open-end funds that can require the premature sale of investments) could impair the Fund’s ability to execute its investment strategy. Accordingly, an unlisted closed-end structure helps the Fund achieve its investment objective. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund outside the share repurchase program no matter how poorly the Fund performs. See “Share Repurchase Program.” Because exchange-traded closed-end funds also do not redeem Shares, they could also execute the Fund’s buy-and-hold strategy. Because an exchange-traded closed-end fund’s shares can trade at a discount to NAV, they may present a more attractive opportunity to investors.

SHARE CLASSES

The Fund currently offers two different classes of Shares: Class A and Advisor Class. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If you have hired an intermediary and are eligible to invest in more than one class of Shares, the intermediary may help determine which Share class is appropriate for you. When selecting a Share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own Shares, and the total costs and expenses associated with a particular Share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

VALUATIONS	As permitted by Rule 2a-5 under the 1940 Act, the Board has delegated to the Adviser as valuation designee the responsibility for determining the fair value of the Fund’s investment portfolio, subject to oversight of the Board, pursuant to Rule 2a-5 under the 1940 Act. The Board has authorized the Adviser to utilize the independent third-party pricing services and independent third-party valuation services that have been approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Adviser has adopted methods for determining the fair value of such securities and other assets, subject to oversight from the Board. See “Determination of Net Asset Value.”

SHARE REPURCHASE PROGRAM

The Shares have no history of public trading, nor are they expected to be listed on a public exchange. No secondary market is expected to develop for the Fund’s Shares.

The Fund is an “interval fund,” a type of fund which, to provide limited liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). Under normal market conditions, the Fund intends to repurchase 5% of its outstanding shares at NAV on a quarterly basis. Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the shareholders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act).

Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”), although the NAV is expected to be determined on the Repurchase Request Deadline. The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after the Repurchase Pricing Date. As there is not likely to be a secondary market for Shares, Shareholders may not be able to sell Shares when and/or in the amount that they desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Risk Factors—Risks Related to Our Business and Structure—The share repurchase program may harm the Fund’s investment performance and the Fund may not be able to repurchase all the Shares a Shareholder tenders.”

ERISA PLANS AND OTHER TAX EXEMPT ENTITIES	Investors subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and/or Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (including, for example, employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and “Keogh” plans), may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any “benefit plan investor” (within the meaning of ERISA and the regulations promulgated thereunder, as modified by Section 3(42) of ERISA) (a “Benefit Plan Investor”) investing in the Fund, for purposes of the fiduciary responsibility or prohibited transaction rules of Title I of ERISA and Section 4975 of the Code. Thus, neither the Fund nor the Adviser will be a fiduciary within the meaning of Title I of ERISA or Section 4957 of the Code with respect to the assets of any Benefit Plan Investor that becomes a Shareholder solely as a result of the Benefit Plan Investor’s investment in the Fund. See “Certain ERISA Considerations.”

SUMMARY OF TAXATION

The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (a “RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any investment company taxable income or net capital gains that are currently distributed as dividends for U.S. federal income tax purposes to Shareholders, as applicable. To qualify and maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund is required to meet certain specified source-of-income and asset diversification requirements, and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its investment company taxable income (generally its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses) each tax year to Shareholders, as applicable. See “Distributions” and “Tax Aspects.”

Prospective investors should consult their own tax advisors with respect to the specific U.S. federal, state, local and non-U.S. tax consequences, including applicable tax reporting requirements.

FISCAL YEAR	For accounting purposes, the Fund’s fiscal year is the 12-month period ending on December 31.

REPORTS TO SHAREHOLDERS	As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

RISK FACTORS	Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment. Below is a summary of some of the principal risks of investing in the Fund. Investing in the Fund may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in the Fund. Shareholders should consider carefully the following principal risks before investing in the Fund:

Risks Related to the Current Environment

●	Global economic, political and market conditions, including uncertainty about the financial stability of the United States, could have a significant adverse effect on our business, financial condition and results of operations.

●	Significant changes in the capital markets have adversely affected debt and equity capital markets, which have had, and may continue to have, a negative impact on our business and operations.

●	Future disruptions or instability in capital markets could negatively impact the Fund’s ability to raise capital, and have a material adverse effect on the Fund’s business, financial condition and results of operations.

●	We are subject to risks associated with changes in interest rates, including the current interest rate environment.

Risks Related to Our Business and Structure

●	The amount of any distributions we pay is uncertain. Our distributions to our Shareholders may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. A return of capital is a return of your initial investment in the Fund rather than earnings or gains derived from our investment activities. We may not be able to pay you distributions, and our distributions may not grow over time.

●	Price declines in the large corporate leveraged loan market may adversely affect the fair value of debt securities we hold, reducing the Fund’s NAV through increased net unrealized depreciation.

●	Our ability to achieve the Fund’s investment objective depends on our Adviser’s and its affiliates’ ability to manage and support our investment process. If our Adviser were to lose any members of its senior management team, our ability to achieve our investment objective could be significantly harmed.

●	Because the Fund’s business model depends to a significant extent upon relationships with investment banks, business brokers, loan syndication and trading desks, and commercial banks, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

●	We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

●	A significant portion of the Fund’s investment portfolio is recorded at fair value as determined in good faith by our Adviser and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

●	We may experience fluctuations in the Fund’s quarterly results.

●	We depend upon information systems, and systems failures could significantly disrupt the Fund’s business, which may, in turn, negatively affect the value of the Fund’s Shares and our ability to pay distributions.

●	Our business could suffer in the event our Adviser or any other party that provides us with services essential to our operations experiences system failures or cyber-incidents or a deficiency in cybersecurity.

●	We could potentially be involved in litigation arising out of the Fund’s operations in the normal course of business.

●	We may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

●	There are significant potential conflicts of interest that could impact the Fund’s investment returns.

●	The time and resources that individuals and the executive officers of the Adviser devote to us may be diverted and we may face additional competition due to the fact that neither our Adviser nor its affiliates are prohibited from raising money for or managing another entity that makes the same types of investments that we target.

●	The Incentive Fee may induce the Adviser to make certain investments, including speculative investments.

●	Our ability to enter into transactions with our affiliates is restricted.

●	The share repurchase program may harm the Fund’s investment performance and the Fund may not be able to repurchase all the Shares a Shareholder tenders.

Risks Related to Our Investments

●	Our investments in portfolio companies may be risky, and we could lose all or part of the Fund’s investment.

●	Our portfolio companies may incur debt that ranks equally with, or senior to, the Fund’s investments in such companies.

●	There may be circumstances where the Fund’s debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

●	Second priority liens on collateral securing the Fund’s loans may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

●	We generally will not control the Fund’s portfolio companies.

●	We may lose money on our investments in equity securities.

●	Inflation and supply chain risk could adversely impact our portfolio companies and our results of our operations.

●	We may experience consequences resulting from the general risks associated with derivatives.

●	Terrorist attacks, acts of war, global or regional conflicts (such as those in the Middle East and Eastern Europe), natural disasters, outbreaks or pandemics may impact the Fund’s portfolio companies and harm the Fund’s business, operating results and financial condition.

●	Special situation investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than risks of investing in public companies that may be at a later stage of development.

●	We may invest in asset-backed securities which subjects us to various risks.

●	Our investments may subject us to a number of risks related to the aviation industry.

●	We may be subject to consumer and auto loan risk.

●	We may engage in equipment leasing, which may expose us to considerable risk.

●	Economic recessions or downturns could impair the Fund’s portfolio companies and harm the Fund’s operating results.

●	Defaults by the Fund’s portfolio companies will harm the Fund’s operating results.

●	An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.

●	The disposition of the Fund’s investments may result in contingent liabilities.

●	The lack of liquidity in the Fund’s investments may adversely affect the Fund’s business.

●	Prepayments of the Fund’s debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

●	We may not have the funds or ability to make additional investments in the Fund’s portfolio companies, which may have a negative impact on a portfolio company and us.

Risks Related to Leverage

●	When we use leverage, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Leverage may also adversely affect the return on our assets, reduce cash available for distribution to Shareholders and result in losses.

●	We may default under our credit facilities.

●	Provisions in a credit facility may limit our investment discretion.

●	Compliance with Rule 18f-4 may limit our investment discretion with respect to derivatives.

●	Changes in interest rates may affect our cost of capital and net investment income.

Federal Tax Risks

●	We may be subject to corporate-level U.S. federal income taxes if we fail to maintain our qualification as a RIC.

●	We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

●	You may receive Shares as distributions which could result in adverse tax consequences to you.

●	An investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

Summary of Fees and Expenses

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly. The fund’s actual expenses may vary from the estimated expenses shown in the table below.

Shareholder Transaction Expenses (fee paid directly from your investment)	Class A Shares	Advisor Class Shares
Maximum Sales Load Imposed on Purchases(1)	2.00%	None
Maximum Contingent Deferred Sales Charge(2)	None	None

Estimated Annual Operating Expenses (as a percentage of net assets attributable to Shares)	Class A Shares	Advisor Class Shares
Management Fee(3)	1.25%	1.25%
Incentive Fee(4)	1.14%	1.14%
Interest Payments on Borrowed Funds and Securities Sold Short(5)	2.02%	2.02%
Other Expenses(6)	1.28%	1.28%
Distribution Fee(7)	0.50%	None
Total Annual Expenses	6.19%	5.69%
Fee Waiver and/or Expense Reimbursement(8)	(0.28)%	(0.28)%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	5.91%	5.41%

(1)	Advisor Class Shares do not impose a front-end sales load. Investors purchasing Class A Shares may be charged a sales load of up to 2.00% of the investment amount. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(2)	With respect to purchases of $250,000 or more only, investors will pay a contingent deferred sales charge of 1.00% for Class A Shares repurchased within 12 months of purchase.

(3)	The Management Fee is calculated and payable monthly in arrears at an annual rate of 1.25% on the average daily value of the Fund’s net assets.

(4)	The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Adviser during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments in portfolio companies. The Incentive Fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s adjusted capital, equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature. For purposes of computing the Fund’s pre-incentive fee net investment income, the calculation methodology will look through total return swaps as if the Fund owned the referenced assets directly. See “Management and Incentive Fees” for a full explanation of how the Incentive Fee is calculated.

(5)	These expenses represent estimated interest payments the Fund expects to incur in connection with its expected credit facility and short sales during the current fiscal year. See “Investment Objective, Opportunities and Strategies—Leverage.” The amount shown in the table above is based on the assumption that the Fund borrows money for investment purposes in an amount equal to 35% of its net assets. This analysis assumes an annual interest rate on borrowings of 5.78%.

(6)	Other expenses include accounting, legal and auditing fees of the Fund, organizational and offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees.

(7)	Class A Shares charge an annual distribution and shareholder servicing fee of up to 0.50% per year, payable monthly, of the average daily net assets attributable to Class A Shares. The Fund may use this fee to compensate Financial Intermediaries or financial institutions for distribution-related expenses and providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may also include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s sub-transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or BSP may reasonably request.

(8)	The Adviser and the Fund have entered into the Expense Limitation Agreement. Under the Expense Limitation Agreement, the Adviser has agreed to reimburse the Fund’s Operating Expenses in excess of the Expense Limitation. See “Fund Expenses—Expense Limitation Agreement” for additional information.

Example:

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above and do not include any expense support from the Adviser.

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Share Class	1 Year	3 Years	5 Years	10 Years
Advisor Class	$43	$135	$228	$464
Class A	$67	$166	$265	$512

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. A greater rate of return than that used in the example would increase the effect of the Incentive Fee. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Investment Advisory Agreement—Advisory Fee.”

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The information for the period below has been derived from the Fund’s financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated December 31, 2024. To request the Fund’s Annual Report, please call 833-260-3565.

The table below sets forth financial data for one Class A Share throughout the period presented.

Financial Highlights

(in thousands, except per share data, percentages and as otherwise noted)

					For the Period
	For the Year Ended				Ended
	December 31,		December 31,		December 31,
	2024		2023		2022(1)
Franklin BSP Private Credit Fund — Class A
Per Share Data
Net Asset Value, beginning of fiscal period	$10.30		$10.07		$10.00
Income from Investment Operations:
Net investment income(2)	0.96		0.68		0.03
Net realized and unrealized gain	0.50		0.38		0.07
Total from investment operations	1.46		1.06		0.10
Less distributions to shareholders:
Net investment income	(0.92)		(0.67)		(0.03)
Net realized gain	(0.15)		(0.16)		—
Total distributions to shareholders	(1.07)		(0.83)		(0.03)
Net Asset Value, end of fiscal period	$10.69		$10.30		$10.07
Total investment return(3)	14.85%		10.84%		1.00	%(4)
Supplemental Data and Ratios
Net assets, end of period (in 000s)	$5,068		$192		$101
Ratio of Expenses to Average Net Assets (Before Expenses Waived/Reimbursed)	7.70	%(6)	7.51	%(6)	10.37	%(5)(6)
Ratio of Expenses to Average Net Assets (After Expenses Waived/Reimbursed)	5.68	%(6)	3.90	%(6)	2.75	%(5)(6)
Ratio of Net Investment Income (Loss) to Average Net Assets (Before Expenses Waived/Reimbursed)	7.06	%(6)	3.01	%(6)	(6.32	)%(5)(6)
Ratio of Net Investment Income (Loss) to Average
Net Assets (After Expenses Waived/Reimbursed)	9.08	%(6)	6.62	%(6)	1.30	%(5)(6)
Portfolio Turnover Rate	88.39%		144.79%		42.17	%(4)

(1)	The Fund commenced operations on October 3, 2022. Investment operations commenced on October 4, 2022. Amounts annualized, as denoted, are based on the date investment operations commenced.

(2)	Net investment income per share has been calculated based on average shares outstanding during the period.

(3)	Total return represents the rate that an investor would have earned (or lost) on an investment in the Fund (assuming the reinvestment of all dividends and distributions). This does not include the effect of any sales charge.

(4)	Not annualized.

(5)	Annualized.

(6)	Includes expenses directly related to the interest costs and structuring costs for borrowing and lines of credit, taxes, litigation and extraordinary expenses, incentive fees, and any distribution and shareholder servicing fees not covered by the Fund’s expense limitation agreement.

The table below sets forth financial data for one Advisor Class Share throughout the period presented.

Financial Highlights

(in thousands, except per share data, percentages and as otherwise noted)

					For the Period
	For the Year Ended				Ended
	December 31,		December 31,		December 31,
	2024		2023		2022(1)
Franklin BSP Private Credit Fund — Advisor Class
Per Share Data
Net Asset Value, beginning of fiscal period	$10.31		$ 10.07		$10.00
Income from Investment Operations:
Net investment income(2)	1.00		0.74		0.04
Net realized and unrealized gain	0.50		0.38		0.07
Total from investment operations	1.50		1.12		0.11
Less distributions to shareholders:
Net investment income	(0.96)		(0.72)		(0.04)
Net realized gain	(0.15)		(0.16)		—
Total distributions to shareholders	(1.11)		(0.88)		(0.04)
Net Asset Value, end of fiscal period	$10.70		$ 10.31		$10.07
Total investment return (3)	15.34%		11.48%		1.12	%(4)
Supplemental Data and Ratios
Net assets, end of period (in 000s)	$127,209		$ 54,903		$25,104
Ratio of Expenses to Average Net Assets (Before Expenses Waived/Reimbursed)	7.08	%(6)	6.68	%(6)	9.87	%(5)(6)
Ratio of Expenses to Average Net Assets (After Expenses Waived/Reimbursed)	5.09	%(6)	3.42	%(6)	2.25	%(5)(6)
Ratio of Net Investment Income (Loss) to Average Net Assets (Before Expenses Waived/Reimbursed)	7.51	%(6)	3.91	)%(6)	(5.82	)%(5)(6)
Ratio of Net Investment Income (Loss) to Average Net Assets (After Expenses Waived/Reimbursed)	9.50	%(6)	7.17	%(6)	1.80	%(5)(6)
Portfolio Turnover Rate	88.39%		144.79%		42.17	%(4)

(1)	The Fund commenced operations on October 3, 2022. Investment operations commenced on October 4, 2022. Amounts annualized, as denoted, are based on the date investment operations commenced.

(2)	Net investment income per share has been calculated based on average shares outstanding during the period.

(3)	Total return represents the rate that an investor would have earned (or lost) on an investment in the Fund (assuming the reinvestment of all dividends and distributions).

(4)	Not annualized.

(5)	Annualized.

(6)	Includes expenses directly related to the interest costs and structuring costs for borrowing and lines of credit, taxes, litigation and extraordinary expenses, incentive fees, and any distribution and shareholder servicing fees not covered by the Fund’s expense limitation agreement.

Senior Securities

Information about the Fund’s senior securities is shown in the following table.

	As of	As of
	December 31, 2024	December 31, 2023
Credit Facility Total Amount Outstanding (000’s)	$50,500	$11,000
Asset Coverage Per $1,000 of Credit Facility Outstanding(a)	$3,619	$6,009

(a)	Calculated by subtracting the Fund’s consolidated total liabilities (excluding the indebtedness represented by the Credit Facility) from the Fund’s total assets and dividing by the total amount outstanding on the Credit Facility. The Asset Coverage ratio is then multiplied by $1,000 to determine the “Asset Coverage Per $1,000 of Credit Facility Outstanding.”

The Fund

The Fund is a non-diversified, closed-end management investment company that is registered under the 1940 Act. The Fund is structured as an “interval fund” and continuously offers its Shares. The Fund’s term is perpetual unless it is otherwise terminated under the terms of the Declaration of Trust. The Fund was organized as a Delaware statutory trust on November 12, 2019. The principal office of the Fund is located at One Madison Avenue, Suite 1600, New York, NY 10010 and its telephone number is (212) 558-6770.

The Fund’s investment objective is to generate attractive risk-adjusted returns with consistent current income.

The Fund seeks to achieve its investment objective by investing in private credit investments in middle market companies in the United States. The investment portfolio will primarily consist of private credit investments, which include privately offered secured debt (including senior secured, unitranche and second-lien debt) and unsecured debt (including senior unsecured and subordinated debt) across directly originated corporate loans, broadly syndicated corporate loans and high yield corporate bonds. Under normal circumstances, private credit investments will represent at least 80% of the Fund’s Managed Assets. The Fund is non-diversified under the 1940 Act, meaning it may invest a greater percentage of its assets in a single or limited number of issuers than a diversified fund.

Additional information about the Fund’s investments are available in its Annual and Semi-Annual Reports.

The Adviser

BSP, an investment adviser registered with the SEC under the Advisers Act, serves as the Fund’s investment adviser. BSP is a subsidiary of Franklin Resources, Inc., a global investment management organization (together with its affiliated advisers, but excluding BSP, referred to as “Franklin Templeton”).

Established over a decade ago, BSP is based in New York City with four offices across the country. With approximately $46.1 billion in assets under management,2 BSP offers a broad spectrum of investment capabilities to its investors covering corporate performing and distressed private credit, structured credit and commercial real estate credit. The BSP credit platform includes approximately $16.4 billion of assets in private debt. Over the past seventeen years, the funds and separately managed accounts comprising BSP’s private debt strategy have invested approximately $40.9 billion in capital.

Use of Proceeds

We will invest the net proceeds of the continuous offering of Shares in accordance with our investment objective and strategies as stated below. Pending investment of the net proceeds in accordance with our investment objective and strategies, we will invest primarily in high-quality debt instruments. Shareholders should expect, therefore, that before we have fully invested the proceeds of the offering in accordance with our investment objective and strategies, the assets would earn interest income at a modest rate. We expect to invest the proceeds from the offering as soon as practicable, which under normal market circumstances is expected to be up to three to six months after receipt, depending on the availability of attractive investment opportunities and market conditions. However, we can offer no assurance that we will be able to achieve this goal.

Investment OBJECTIVE, Opportunities and StrategIES

Investment Objective

The Fund’s investment objective is to generate attractive risk-adjusted returns with consistent current income.

Investment Opportunities and Strategies

The Fund seeks to achieve its investment objective by investing in private credit investments in middle market companies in the United States. The investment portfolio primarily consists of private credit investments, which include privately offered secured debt (including senior secured, unitranche and second-lien debt) and unsecured debt (including senior unsecured and subordinated debt) across directly originated corporate loans, broadly syndicated corporate loans and high yield corporate bonds. Under normal circumstances, private credit investments will represent at least 80% of the Fund’s Managed Assets. Our 80% policy with respect to investments is not fundamental and may be changed by our Board without shareholder approval. Shareholders will be provided with sixty (60) days’ notice in the manner prescribed by the SEC before we make any changes to this policy. We define middle market companies as those with annual revenues up to $1 billion. The Fund is non-diversified under the 1940 Act, meaning it may invest a greater percentage of its assets in a single or limited number of issuers than a diversified fund.

The Fund intends to target a differentiated investment strategy comprised of five key components:

●	sourcing of primarily private debt opportunities through Benefit Street Partners’ extensive proprietary networks and close relationships;

●	prioritization of non-competitive, “strategic capital” opportunities;

●	focusing on delivering superior risk-adjusted returns by investing primarily in middle market senior secured investments

2 Assets under management (“AUM”) refers to the assets under management for all credit funds, as well as separately managed accounts managed or sub-advised by BSP and affiliated investment advisers AUM amounts are as of December 31, 2024. AUM is unaudited, preliminary and subject to change. “Private debt” AUM reflects the AUM of the funds and accounts reflected in the private debt strategy.

●	maintaining fund-level downside protection through world-class risk management and multi-dimensional diversification; and

●	ability to take advantage of opportunities Benefit Street Partners believes are mispriced.

Sourcing of primarily private debt opportunities. At the heart of the Fund’s investment strategy is its approach to sourcing attractive private debt opportunities by capitalizing on BSP’s extensive networks as well as its proprietary relationships and insights. This differentiated transaction-sourcing framework comprises hundreds of close, long-standing personal relationships that have been forged over the course of several decades and hundreds of transactions. Messrs. Faulstich, Gahan, Mahajan, Zimmerman, Jang, and Leong have collectively been involved in thousands of credit transactions over the course of their careers as senior bankers at preeminent institutions at the center of the global credit markets. Primarily through hands-on, personal involvement in these investments and transactions, the Benefit Street Partners team has developed and maintained a broad and diversified network of contacts throughout the deal transaction ecosystem. This network is a rich source of proprietary ideas and deal generation, often yielding a “first look” at attractive private debt opportunities.

Benefit Street Partners’ Network for Ideas, Investments, and Insights

Prioritize non-competitive, “strategic capital” opportunities. The Fund will seek to prioritize “strategic capital” opportunities where Benefit Street Partners is uniquely positioned as a debt provider by virtue of its industry insights, capital markets expertise or other differentiating attribute. BSP participates in both sponsor and non-sponsored transactions and has historically followed a balanced approach to allocating into sponsor and non-sponsor deals. BSP incorporates a component of non-sponsor transactions into its managed portfolios because they are typically less competitive, and therefore often result in better yield and terms per unit of risk than sponsored loans. Having said that, non-sponsor deals have tended to be more episodic in nature than sponsor deals. As such, the Fund also expects to invest in sponsor loans. Ultimately, BSP evaluates the risk-reward profile of every investment on a case-by-case basis and its primary aim is to participate in transactions where BSP has influence over terms, covenants, and governance of these investments. In BSP’s experience, investment opportunities where BSP is viewed as provider of “strategic capital,” as opposed to just capital, have generally been more attractive from a risk-reward perspective. The following table illustrates the difference between middle market sponsor loans and middle market sponsor-backed loans.

Investment-level risk/return profile optimization. Every potential investment must have attractive risk reward profile to be considered. As mentioned above, we prioritize situations which are less competitive and where we are viewed as “strategic capital” providers. This means that we prioritize a combination of non-sponsored investment opportunities, which by their nature are less competitive, as well as non-competitive sponsored investment opportunities. Most importantly, every investment is evaluated individually with regard to its risk/reward profile. Our aim is to invest in opportunities where we are paid higher yields per unit of risk than what is contemplated in the broader market. Additionally, even though our investments are made from the bottom up, we aim to produce a broad portfolio of assets, which together are reflective of the types of risk we think are appropriate in any given environment. The Fund intends to target investments where attractive returns and upside potential are accompanied by solid, reliable and measurable downside protection. In addition to downside protection inherent contractually in all debt structures, the Fund plans to employ a wide range of investment-specific mechanisms to provide further downside protection in many of its investments.

Fund-level downside protection through world-class risk management and multi-dimensional diversification. Transcending all components of the Fund’s investment strategy is the overarching goal of downside protection at the fund-level through experienced portfolio management. BSP seeks to accomplish this objective through disciplined application of risk management best practices across the portfolio combined with a broad-based investment approach at the fund-level across several discrete dimensions. BSP’s risk management practices are grounded in an established investment process comprising of systematic underwriting, rigorous due diligence, third-party reports and investment committee approval accompanied by a proprietary and dynamic post-investment monitoring system for regularly updating issuer data. See “—Investment Process.”

In addition, the Fund will not employ significant leverage to achieve its target returns. The Fund expects to use modest leverage, not to exceed the 300% asset coverage ratio, i.e., for every $1.00 of debt issued, the Fund must have $3.00 of total assets immediately after issuance.

Ability to take advantage of opportunities Benefit Street Partners believes are mispriced. As a complement to its traditional middle market investments, BSP preserves the flexibility to invest opportunistically, including in opportunities it believes are mispriced. Throughout BSP’s history, its private debt funds have been opportunistic in identifying the best risk-adjusted returns determined by market-driven factors. BSP and its affiliates have successfully invested in private debt across a credit cycle.

Market Opportunity

The Fund aims to target investments presented by the large, persistent, and compelling market opportunity that has been created by a structural supply/demand imbalance for private credit, predominantly in North America. This imbalance is driven by substantial long-term changes in the debt capital markets following the credit crisis. BSP believes that the Fund’s target market segment represents a large opportunity set for the Fund, particularly for well-positioned managers that possess a scaled platform, deep credit markets experience, knowledge, and proprietary sourcing networks.

Large, persistent, and compelling market opportunity. The fundamental premise underpinning the Fund’s investment thesis is that there is a compelling near- and medium-term opportunity to provide capital to middle market companies on attractive terms.3 This opportunity is a function of the size and growth rate of the middle market segment of the U.S. economy as well as a substantial, persistent, and structurally driven supply/demand imbalance for middle market debt capital across North America.

Sizeable and growing segment of the economy. Middle market companies represent a significant segment of the U.S. economy. According to the National Center for the Middle Market, there are nearly “200,000 U.S. middle market businesses that represent one-third of private sector GDP, employing approximately 48 million people. These businesses outperformed through the financial crisis (2007–2010 period) by adding 2.2 million jobs across major industry sectors and U.S. geographies, demonstrating their importance to the overall health of the U.S. economy. They are private and public, family owned, and sole proprietorships, geographically diverse, and span almost all industries. The health of these businesses and their respective outlook serve as a solid indicator for the greater U.S. economy as a whole.” Additionally, each of these middle market businesses typically generates annual revenue between $10 million and $1 billion.4

Moreover, in our experience, middle market companies can have significant and recurring capital requirements and therefore, often require regular and reliable access to capital to build their businesses and compete effectively. Annual issuance of middle market loans has averaged over $161 billion since 2013 with 2020 issuance at $100 billion, 2021 issuance over $180 billion, 2022 issuance at $170 billion and 2023 issuance at $120 billion. Through the 4th quarter of 2024, total middle market loan issuance amounts to $159 billion.5

3 Potential investors should note that definitions of “middle market” used throughout this discussion and third-party classifications of “middle market” differ from BSP’s definition of “middle market” for purposes of the Fund.

4 Source: “2H 2024 Middle Market Indicator Overview”. National Center for the Middle Market. 2024

5 Source: “Refinitiv Middle Market 4Q24 Review.” December 2024.

Middle Market Loan Issuance

Source: Refinitiv: “Middle Market 4Q 2024 Review,” December 2024. “Middle market” is defined as issuers with loan size and revenue of less than or equal to $500 million.

Reduced supply of debt capital for middle market companies. The global financial crisis and its long-term aftereffects have reduced the amount of debt capital available to middle market companies from bank lenders. The tables below summarize the banks’ retrenchment as providers of debt capital to the middle market. Private lenders have moved in to fill this gap with the ability to write increasingly larger check sizes, fundamentally reallocating capital typically deployed in the syndicated market. Borrowers are inclined to choose private lenders over conventional syndication because of the ability of private lenders to provide sure and expedient capital during times of uncertainty or volatility in the public markets.6

Since the global financial crisis, the landscape has shifted as banks have pulled back their lending efforts to meet capital requirements imposed by Basel III and other regulations. Alternative lenders have stepped in to fill this void by providing loans directly to companies without the use of a bank as an intermediary. The private debt market offers borrowers significant advantages relative to the syndicated market as described below:

Note: Views expressed are those of BSP. Such statements cannot be independently verified and are subject to change.

6 Source: Bloomberg “Billion Dollar Deals See Private Credit Step Out of the Shadows” July 2020.

Source: Pitchbook; S&P LCD. As of December 2024.

Consistent demand for debt capital by middle market companies. In contrast to the supply-side dynamic characterized by the diminished presence of traditional debt capital providers, Benefit Street Partners believes that demand for private debt capital will continue through the Fund’s investment period. Benefit Street Partners believes a range of dynamics drive this demand, including both cyclical factors such as leveraged buyout and other sponsor-related activity and non-cyclical factors such as impending maturities of existing debt and the need for growth capital.

Upcoming U.S. Maturity Walls

Source: JP Morgan U.S. High Yield and Leveraged Loan Strategy, S&P HIS Markit. As of February 2025.

Attractive Asset Class on a Relative Value Basis. Within the loan space, the middle market continues to earn a premium over high yield bonds and leveraged loans. When comparing private debt investments with other core asset classes, private debt has provided investors with a favorable risk-adjusted return.

Source: Cliffwater, December 2024.

Portfolio Composition

The Fund’s portfolio will consist of some combination of the following types of investments:

Directly Originated Corporate Loans. The Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. middle-market companies, where the Adviser believes the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual revenues up to $1 billion.

Broadly Syndicated Corporate Loans. Syndicated Loans generally hold the most senior position in the capital structure of a Borrower, are typically secured with specific collateral and have a claim on the assets and/or stock of the Borrower that is senior to that held by unsecured creditors, subordinated debt holders and holders of equity of the Borrower. Typically, in order to borrow money pursuant to a Syndicated Loan, a Borrower will, for the term of the Syndicated Loan, pledge collateral (subject to typical exceptions), including but not limited to (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights; and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of Syndicated Loans made to non-public companies, the company’s Shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a Syndicated Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower’s obligations under a Syndicated Loan.

Syndicated Loans typically have rates of interest that are determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Syndicated Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Syndicated Loans should decrease. These base lending rates are primarily SOFR and secondarily the prime rate offered by one or more major U.S. banks and the certificate of deposit rate or other base lending rates used by commercial lenders. The Fund may utilize total return swaps and/or various other derivatives to a lesser extent, for the purposes of gaining exposure to Syndicated Loans. Derivatives used by the Fund will be counted toward the Fund’s policy of investing at least 80% of its assets in private credit instruments. As a result, the market value of derivatives that provides the Fund with indirect exposure to private credit instruments will be counted toward the Fund’s 80% policy.

High Yield Corporate Bonds. An issuer of High Yield Corporate Bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of High Yield Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a High Yield Corporate Bond generally rises and falls inversely with interest rates. The value of intermediate- and longer-term High Yield Corporate Bonds normally fluctuates more in response to changes in interest rates than that of shorter-term High Yield Corporate Bonds. The market value of a High Yield Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of High Yield Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of derivatives, including swaps, for the purpose of gaining exposure to High Yield Corporate Bonds.

Other Investment Strategies. The Fund may also invest in securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common shares and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use total return swaps and other derivatives to gain investment exposure to credit instruments, provide downside protection, dampen volatility and for financing purposes. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transaction in other types of instruments. The Fund may invest in securities of other investment companies to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when the Adviser believes that share prices of other investment companies offer attractive values. In general, under the 1940 Act, an investment company may not (i) own more than 3% of the outstanding voting securities of any one registered investment company,(ii) invest more than 5% of its total assets in the securities of any single registered investment company or (iii) invest more than 10% of its total assets insecurities of other registered investment companies (the “3-5-10% Limitations”). The SEC adopted new Rule 12d1-4 under the 1940 Act, which provides an exemption to permit acquiring funds to invest in the securities of other registered investment companies in excess of the 3-5-10% Limitations, subject to certain conditions. To a limited extent, the Fund may also invest in special situations investments, structured credit, and commercial real estate loans. See the Statement of Additional Information, which provides additional information for additional information about these investment strategies.

Other Characteristics

Below Investment Grade Credit Instruments. Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s, BB+ or lower by S&P or Fitch or, if unrated, are determined by the Adviser to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.

Illiquid and Restricted Securities. The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.

Senior Secured Loans. Senior secured loans are situated at the top of the capital structure. Because these loans generally have priority in payment, they carry the least risk among all investments in a firm.

Second Lien Secured Loans. Second lien secured loans are immediately junior to senior secured loans and have substantially the same maturities, collateral and covenant structures as senior secured loans. Second lien secured loans, however, are granted a second priority security interest in the assets of the borrower, which means that any realization of collateral will generally be applied to pay senior secured loans in full before second lien secured loans are paid and the value of the collateral may not be sufficient to repay in full both senior secured loans and second lien secured loans. In return for this junior ranking, second lien secured loans generally offer higher returns compared to senior secured debt. These higher returns come in the form of higher interest and in some cases the potential for equity participation through warrants, though to a lesser extent than with subordinated loans.

Senior Secured Bonds. Senior secured bonds are generally secured by collateral on a senior, pari passu or junior basis with other debt instruments in an issuer’s capital structure and have similar maturities and covenant structures as senior secured loans.

Subordinated Debt. In addition to senior secured loans, second lien secured loans and senior secured bonds, we may invest a portion of our assets in subordinated debt. Subordinated debt usually ranks junior in priority of payment to senior debt and are often unsecured, but are situated above preferred equity and common equity in the capital structure. In return for their junior status compared to senior debt, subordinated debt investments typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise.

Other Investments. The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.

Investment Process

BSP utilizes the same systematic process across its private credit platform when analyzing and managing investments and takes a hands-on approach in order to preserve and create value. The Fund’s expected investment process with respect to private credit transactions consists of several distinct phases as summarized in the following exhibit.

Expected Investment Process for Private Credit Transactions

Sourcing. Our credit team’s investment process typically begins with sourcing private debt opportunities through our extensive proprietary networks and other relationships. Investment ideas deemed worthy of exploration are then channeled into a rigorous vetting process. Investment ideas are initially screened according to strict internal credit and pricing criteria. Ideas that pass this initial screen are then discussed among the broader BSP credit team. Only investment ideas that gain preliminary approval proceed to further evaluation.

Structuring. Investment ideas that receive favorable feedback result in a preliminary discussion with the proposed issuer under a non-disclosure agreement to confirm the issuer’s interest in the contemplated transaction prior to expending resources for full due diligence. During this phase, BSP focuses on creating a tailored financing solution for the company. Once created, the proposed solution is presented to the company so the company can consider whether the proposed structure makes sense. If both sides agree that the proposed financing solution is appropriate, a term sheet is generated, circulated and executed.

Investment Committee Preview. Upon execution of a term sheet, the deal team presents the terms and structure of the proposed investment to at least one member of the investment committee, for a full vetting. Taking into account the information presented, the investment committee member will then either decline the opportunity or approve that the proposed investment proceed to full due diligence.

Full Due Diligence. Following the investment committee preview and approval, the deal team proceeds to full due diligence of the prospective investment and issuer. This phase of the investment process comprises all aspects of credit-oriented due diligence including fundamental financial and business analysis, comprehensive accounting and legal reviews and an overview of industry trends and business valuation. BSP’s fundamental analysis involves close scrutiny of financial statements to reveal key drivers of revenues, expenses and cash flow. BSP also typically conducts extensive management team interviews to uncover incremental insights into these drivers as well as other potential issues that could affect the company’s performance and its ability to service its debt obligations. To ensure completeness of its due diligence process, BSP supplements in-house resources as necessary with leading third-party specialists including accountants, appraisers, consultants and attorneys.

Final Investment Committee. Upon completion of full due diligence, the deal team formally presents the investment opportunity to the investment committee for approval. In addition to considering the proposed investment on its standalone merits, the investment committee considers the overall fit of the proposed investment within the portfolio. At least three of the four members of the investment committee must approve the transaction in order for the investment to go in the portfolio.

Investment and Monitoring. Completed investments are closely monitored and, more formally, at the Fund’s regular portfolio review meeting. We conduct regular meetings with management and stay in close contact with the issuer to ensure a steady stream of information (including compliance with loan covenants) and to get an early read on potential issues. Additionally, BSP conducts quarterly portfolio review meetings where it discusses and evaluates the entirety of the investments in its portfolio. In the event that actual or potential underperformance is identified, the investment will be discussed and evaluated accordingly, and BSP may seek proactive protective measures including amendments, forbearance, waivers and retention of outside consultants.

Realization. The Fund’s core strategy is to source and structure debt investments that will deliver strong returns when held to maturity or refinanced prior to maturity. However, we will consider, on a selective and opportunistic basis, exiting an investment earlier if we believe the accessible exit value has exceeded intrinsic value.

Expected Investment Process for High Yield Investments

Screening. Our high yield investment process normally begins with a general screening of opportunities from primary and secondary channels. The primary opportunities derive from various capital markets relationships across the street and secondary opportunities through BSP’s proprietary monitoring tools, using data from publicly available sources such as Bloomberg. Our sector-focused research analysts provide the high yield portfolio managers with another lens into liquid credit markets and offer a high level investment outlook for secondary trading opportunities. Investment ideas are initially screened according to strict internal credit and pricing criteria. Ideas that pass this initial screen are then discussed among the broader BSP credit team.

Diligence. Following the initial screening of potential opportunities, the industry analysts provide in-depth fundamental credit research, which consists of a business review, analysis of the borrower/creditor, and a relative value assessment. BSP’s fundamental analysis involves close scrutiny of financial statements to reveal key drivers of revenues, expenses and cash flow. Once completed, full diligence is presented to the portfolio managers for ultimate investment decision.

Approval. At this stage, the portfolio managers either approve or deny potential investments based on the information provided in the due diligence reporting. If the credit is deemed to be financially sound and offer sufficient relative value with projected upside, the portfolio managers will approve the investment and add the name to our existing high yield portfolio.

Portfolio Construction & Positioning. Upon granting formal approval, the investment is added to an existing portfolio of high yield assets. The team has implemented proprietary models to help guide portfolio managers and senior management in daily review of the portfolio. Furthermore, portfolio managers have weekly meetings with senior management and BSP traders to assess the market opportunity, current portfolio positioning, asset allocation, and underlying performance. The team has established risk guardrails, maintains active sell discipline, and utilizes advanced analytics to dynamically track the performance of the portfolio.

Monitoring & Risk Management. The BSP accounting, finance, and operations teams conduct a daily review of the portfolio and produce nightly performance and risk management figures to the portfolio managers. On a go-forward basis, the sector analysts will re-underwrite the underlying investments in the portfolio at least quarterly. In addition to individual credit reviews, BSP compliance takes a comprehensive look at pre and post trading activity within the portfolio to ensure all regulatory requirements are met and maintained.

Risk Factors

Investing in our Shares involves a high degree of risk. Before making an investment in the Fund, you should carefully consider the following risk factors. The risks and uncertainties set forth below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also impair our business operations. If any of the following risks were to occur, our business, financial condition or could be materially adversely affected. In such case, the NAV of our Shares could decline, and you may lose all or part of your investment.

Risks Related to the Current Environment

Global economic, political and market conditions, including uncertainty about the financial stability of the United States, could have a significant adverse effect on our business, financial condition and results of operations.

Concerns over the United States’ debt ceiling and budget-deficit have driven downgrades by rating agencies to the U.S. government’s credit rating. Downgrades by rating agencies to the U.S. government’s credit rating or concerns about its credit and deficit levels in general could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased U.S. government credit rating, any default by the U.S. government on its obligations, or any prolonged U.S. government shutdown, could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our common stock. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns or a recession in the United States.

Deterioration in the economic conditions in the Eurozone and other regions or countries globally and the resulting instability in global financial markets may pose a risk to our business. Financial markets have been affected at times by a number of global macroeconomic events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing loans on the balance sheets of European banks, instability in the Chinese capital markets and global health crises. Global market and economic disruptions have affected, and may in the future affect, the U.S. capital markets, which could adversely affect our business, financial condition or results of operations. We cannot assure you that market disruptions in Europe and other regions or countries, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and we cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe or elsewhere negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be significantly and adversely affected. Moreover, there is a risk of both sector-specific and broad-based corrections and/or downturns in the equity and credit markets. Any of the foregoing could have a significant impact on the markets in which we operate and could have a material adverse impact on our business prospects and financial condition.

Various social and political circumstances in the U.S. and around the world that are outside our control may also contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Such events, including trade tensions between the United States and China, other uncertainties regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies with other countries, the ongoing war between Russia and Ukraine and conflicts in the Middle East and health epidemics and pandemics, could adversely affect our business, financial condition or results of operations. Additionally, as a result of the 2024 U.S. election, the Republican Party currently controls both the executive and legislative branches of government, which increases the likelihood that legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Regulatory changes could result in greater competition from banks and other lenders with which we compete for lending and other investment opportunities. The United States may also potentially withdraw from or renegotiate various trade agreements and take other actions that would change current trade policies of the United States. These market and economic disruptions could negatively impact the operating results of our portfolio companies. This could in turn materially reduce our net asset value and dividends and adversely affect our financial prospects and condition.

Significant changes in the capital markets have adversely affected debt and equity capital markets, which have had, and may continue to have, a negative impact on our business and operations.

Significant changes in the capital markets, such as the disruption in economic activity caused by changes in interest rates, have limited, and could continue to limit, our investment originations, limit our ability to grow and have a material negative impact on our and our portfolio companies’ operating results and the fair values of our debt and equity investments. Additionally, the disruption in economic activity caused by changes in interest rates and a potential global recession has had, and may continue to have, a negative effect on the potential for liquidity events involving our investments. The illiquidity of our investments may make it difficult for us to sell such investments to access capital, if required. As a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them to increase our liquidity. An inability on our part to raise incremental capital, and any required sale of all or a portion of our investments as a result, could have a material adverse effect on our business, financial condition or results of operations.

Significant changes or volatility in the capital markets may negatively affect the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan to hold an investment to maturity). Our valuations, and particularly valuations of private investments and private companies, are inherently uncertain, fluctuate over short periods of time and are often based on estimates, comparisons and qualitative evaluations of private information that may not reflect the full impact of the current economic environment. Any public health emergency, including an outbreak of existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on us and the fair value of our investments and our portfolio companies.

Further, current market conditions may make it difficult to raise equity capital, extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Any failure to do so could have a material adverse effect on our business. The debt capital available to us in the future, if available at all, may bear a higher interest rate and may be available only on terms and conditions less favorable than those of our existing debt. Such debt may need to be incurred in a rising interest rate environment. If we are unable to raise new debt or refinance our existing debt, then our equity investors will not benefit from the potential for increased returns on equity resulting from leverage, and we may be unable to make new commitments or to fund existing commitments to our portfolio companies. Any inability to extend the maturity of or refinance our existing debt or obtain new debt could have a material adverse effect on our business, financial condition or results of operations.

Future disruptions or instability in capital markets could negatively impact the Fund’s ability to raise capital, and have a material adverse effect on the Fund’s business, financial condition and results of operations.

From time to time, the global capital markets may experience periods of disruption and instability, which could materially and adversely impact the broader financial and credit markets and reduce the availability to us of debt and equity capital. For example, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, caused extreme economic uncertainty and significantly reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have experienced relative stability in recent years, there have been continuing periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future.

Future volatility and dislocation in the capital markets could create a challenging environment in which to raise or access capital. For example, the re-appearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our consolidated financial statements for the applicable period, which could result in significant reductions to our NAV for the period. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes.

We are subject to risks associated with changes in interest rates, including the current interest rate environment.

General interest rate fluctuations may have a substantial negative impact on our investments and our investment returns and, accordingly, may have a material adverse effect on our investment objective and our net investment income.

In a rising interest rate environment, there is a risk that the portfolio companies in which we hold floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interests rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults on our investments in such portfolio companies. In addition, increasing payment obligations under floating rate loans may cause borrowers to refinance or otherwise repay our loans earlier than they otherwise would, requiring us to incur management time and expense to re-deploy such proceeds, including on terms that may not be as favorable as our existing loans. In addition, rising interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.

We may hedge against interest rate fluctuations by using hedging instruments such as caps, swaps, futures, options and forward contracts, subject to applicable legal requirements, including all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission. These activities may limit our ability to benefit from lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions or any adverse developments from our use of hedging instruments could have a material adverse effect on our business, financial condition and results of operations. In addition, we may be unable to enter into appropriate hedging transactions when desired and any hedging transactions we enter into may not be effective.

As a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments, an increase in interest rates would make it easier for us to meet or exceed the hurdle rate applicable to the incentive fee and may result in a substantial increase in the amount of incentive fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income.

Risks Related to Our Business and Structure

The amount of any distributions we pay is uncertain. Our distributions to our Shareholders may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. A return of capital is a return of your initial investment in the Fund rather than earnings or gains derived from our investment activities. We may not be able to pay you distributions, and our distributions may not grow over time.

The Fund cannot assure investors that the Fund will achieve investment results that allows the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund and the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.

In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to Shareholders. A return of capital generally is a return of a Shareholder’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the Shareholder’s tax basis in the Shares. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, a Shareholder’s tax basis in his or her Shares will be lowered. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

Price declines in the large corporate leveraged loan market may adversely affect the fair value of debt securities we hold, reducing the Fund’s NAV through increased net unrealized depreciation.

Prior to the onset of the global financial crisis, CLOs, a type of leveraged investment vehicle holding corporate loans, hedge funds and other highly leveraged investment vehicles, comprised a substantial portion of the market for purchasing and holding senior secured and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is our understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. While prices have appreciated measurably in recent years, conditions in the large corporate leveraged loan market may experience similar disruptions or distortions in the future, which may cause pricing levels to decline similarly or be volatile. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of debt securities we hold, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve the Fund’s investment objective depends on our Adviser’s and its affiliates’ ability to manage and support our investment process. If our Adviser were to lose any members of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We are externally managed and depend upon the investment expertise, diligence, skill and network of business contacts of our Adviser. We also depend, to a significant extent, on our Adviser’s access to the investment professionals and the information and deal flow generated by such investment professionals in the course of its investment and portfolio management activities. Our Adviser evaluates, negotiates, structures, closes, monitors and services our investments. Our success depends to a significant extent on the continued service and coordination of our Adviser, including its key professionals. The departure of a significant number of our Adviser’s or its affiliates’ key professionals could have a materially adverse effect on our ability to achieve our investment objective. Additionally, changes in ownership or management practices, the occurrence of adverse events affecting our Adviser or its affiliates or other companies advised by our Adviser and its affiliates could create adverse publicity and adversely affect us and our relationship with investment banks, business brokers, loan syndication and trading desks and other investment counterparties. In addition, we can offer no assurance that our Adviser will remain our investment adviser or that we will continue to have access to our Adviser’s or its affiliates’ investment professionals or their information and deal flow.

Because the Fund’s business model depends to a significant extent upon relationships with investment banks, business brokers, loan syndication and trading desks, and commercial banks, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

The services provided by our Adviser depend on its relationship with private equity firms, investment banks, business brokers, loan syndication and trading desks, and commercial banks, and we rely to a significant extent upon these relationships for potential investment opportunities. If our Adviser fails to maintain its existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom our Adviser’s professionals have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

The Fund competes for investments with other closed-end funds and investment funds (including private equity firms and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, also make investments in middle market private U.S. companies. As a result of these new entrants, competition for investment opportunities in private U.S. companies may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments, which allow them to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, terms and structure, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. We believe a significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a closed-end fund.

A significant portion of the Fund’s investment portfolio is recorded at fair value as determined in good faith by our Adviser and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there are no readily available market quotations, at fair value, as determined by our Adviser, as valuation designee, subject to oversight by the Board. However, the majority of our investments are not publicly traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith by our Board.

The determination of fair value, and thus the amount of unrealized losses we may incur in any year, is to a degree subjective, and our Adviser has a conflict of interest in making this determination. We expect our Adviser to value our securities quarterly at fair value and at such other times as may be required to comply with the requirements of the 1940 Act. Our Adviser may utilize the services of one or more independent third-party valuation firms to aid it in determining the fair value of any securities. The types of factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments on indebtedness and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our Adviser may differ materially from the values that would have been used if an active market and market quotations existed for these investments. Our NAV could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments. See “Determination of Net Asset Value.”

We may experience fluctuations in the Fund’s quarterly results.

We may experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, variations in the interest rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

We depend upon information systems, and systems failures could significantly disrupt the Fund’s business, which may, in turn, negatively affect the value of the Fund’s Shares and our ability to pay distributions.

We depend upon the communications and information systems of the Adviser and its affiliates as well as certain other third-party service providers. We, and our third-party service providers, are susceptible to operational and information security risks. While our third-party service providers have procedures in place with respect to information security, their technologies may become the target of cyber-attacks or information security breaches that could result in the unauthorized gathering, monitoring, release, misuse, loss or destruction of our and/or our Shareholders’ confidential and other information, or otherwise disrupt our operations or those of our third-party service providers. Disruptions or failures in the physical infrastructure or operating systems that our third-party service providers, cyber-attacks or security breaches of the networks, systems or devices that our third-party service providers use to service our operations, or disruption or failures in the movement of information between service providers could disrupt and impact the service providers’ and our operations, potentially resulting in financial losses, the inability of our Shareholders to transact business and of us to process transactions, inability to calculate our NAV, misstated or unreliable financial data, violations of applicable privacy and other laws, regulatory fines, penalties, litigation costs, increased insurance premiums, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. Our third-party service providers’ policies and procedures with respect to information security have been established to seek to identify and mitigate the types of risk to which we and our third-party service providers are subject. As with any risk management system, there are inherent limitations to these policies and procedures as there may exist, or develop in the future, risks that have not been anticipated or identified. There can be no assurance that we or our third-party service providers will not suffer losses relating to information security breaches (including cyber-attacks) or other disruptions to information systems in the future.

Our business could suffer in the event our Adviser or any other party that provides us with services essential to our operations experiences system failures or cyber-incidents or a deficiency in cybersecurity.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for the internal information technology systems of our Adviser and other parties that provide us with services essential to our operations, these systems are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business.

A cyber-incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of information resources. More specifically, a cyber-incident is an intentional attack or an unintentional event that can result in third parties gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As reliance on technology in our industry has increased, so have the risks posed to the systems of our Adviser and other parties that provide us with services essential to our operations, both internal and those that have been outsourced. In addition, the risk of a cyber-incident, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted attacks and intrusions evolve and generally are not recognized until launched against a target. In some cases such attacks and intrusions are designed not to be detected and, in fact, may not be detected.

The remediation costs and lost revenues experienced by a victim of a cyber-incident may be significant and significant resources may be required to repair system damage, protect against the threat of future security breaches or to alleviate problems caused by any breaches, including reputational harm, loss of revenues and litigation. In addition, a security breach or other significant disruption involving the information technology networks and related systems of our Adviser or any other party that provides us with services essential to our operations could:

●	result in misstated financial reports, violations of loan covenants, missed reporting deadlines;

●	affect our ability to properly monitor our compliance with the rules and regulations regarding our qualification as a RIC;

●	result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

●	result in liability to us for claims by Shareholders and third-parties;

●	require significant management attention and resources to remedy any damages that result; or

●	adversely impact our reputation among investors.

Although our Adviser and other parties that provide us with services essential to our operations intend to continue to implement industry-standard security measures, there can be no assurance that those measures will be sufficient, and any material adverse effect experienced by our Adviser and other parties that provide us with services essential to our operations could, in turn, have an adverse impact on us.

We could potentially be involved in litigation arising out of the Fund’s operations in the normal course of business.

We may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While the outcome of any current legal proceedings cannot at this time be predicted with certainty, we do not expect any current matters will materially affect our financial condition or results of operations; however, there can be no assurance whether any pending legal proceedings will have a material adverse effect on our financial condition or results of operations in any future reporting period.

We may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

We are classified as “non-diversified” under the 1940 Act. As a result, we can invest a greater portion of our assets in obligations of a single issuer than a “diversified” fund. We may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

There are significant potential conflicts of interest that could impact the Fund’s investment returns.

We pay a Management Fee to our Adviser and reimburse our Adviser for certain expenses it incurs on our behalf. In addition, investors in our Shares invest on a gross basis and receive distributions on a net basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. See “Conflicts of Interest” for additional information.

The time and resources that individuals and the executive officers of the Adviser devote to us may be diverted and we may face additional competition due to the fact that neither our Adviser nor its affiliates are prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Affiliates and executive officers of the Adviser currently manage other investment entities and are not prohibited from raising money for and managing future investment entities that make the same types of investments as those we target. As a result, the time and resources that the executive officers and individuals employed by the Adviser and its affiliates devote to us may be diverted, and during times of intense activity in other areas of business, they may devote less time and resources to our business than is necessary or appropriate.

The Incentive Fee may induce the Adviser to make certain investments, including speculative investments.

The Investment Advisory Agreement entitles the Adviser an Incentive Fee payable by the Fund that relates to its net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the Incentive Fee will become uncollectible, which could adversely affect our financial condition, business, and results of operations. The Adviser is not under any obligation to reimburse the Fund for any part of the Incentive Fee the Adviser received that was based on accrued income that the Fund never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in the Fund’s paying an Incentive Fee on income it never received.

The Incentive Fee payable by the Fund to the Adviser may create an incentive for the Adviser to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the Incentive Fee payable to the Adviser is determined may encourage the Adviser to use leverage to increase the return on the Fund’s investments. In addition, the fact that the Management Fee is payable based upon the Fund’s average daily net assets, which would include any borrowings for investment purposes, may encourage the Adviser to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor shareholders. Such a practice could result in the Fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.

Our ability to enter into transactions with our affiliates is restricted.

The 1940 Act generally prohibits closed-end funds from entering into negotiated co-investments with affiliates absent an order from the SEC. Unless otherwise provided in the allocation policy, if an investment opportunity is appropriate for both us and other investment funds, the investment opportunity requires more than the price to be negotiated and cannot be effected pursuant to the terms of our exemptive order granted by the SEC, the investment opportunity will be made available to the other investment fund or us on an alternating basis based on the date of closing of each such investment opportunity and each fund’s available capital. As a result, the Adviser and/or its affiliates may face conflicts in allocating investment opportunities between us and such other entities. Although the Adviser and its affiliates will endeavor to allocate investment opportunities in a fair and equitable manner and consistent with applicable allocation procedures, it is possible that, in the future, we may not be given the opportunity to participate in investments made by investment funds managed by the Adviser or its affiliates.

We rely on exemptive relief from the SEC that permits us greater flexibility to negotiate the terms of co-investments if our Board determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by the Adviser or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Under the terms of this exemptive relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our eligible trustees are required to make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our shareholders and do not involve overreaching in respect of us or our shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment strategies and policies.

The share repurchase program may harm the Fund’s investment performance and the Fund may not be able to repurchase all the Shares a Shareholder tenders.

The Fund is an “interval fund” and, to provide limited liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. Under normal market conditions, the Fund currently intends to repurchase 5% of its outstanding shares at NAV on a quarterly basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these Shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV per Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See “Share Repurchase Program.”

Risks Related to Our Investments

Our investments in portfolio companies may be risky, and we could lose all or part of the Fund’s investment.

We invest primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies.

First and Second Lien Senior Secured Loans. When we make senior secured loans, we will generally take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries. We expect this security interest to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Finally, applicable bankruptcy laws may adversely impact the timing and methods used by us to liquidate collateral securing our loans, which could adversely affect the collectability of such loans. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Mezzanine Debt. Our mezzanine debt investments will generally be subordinated to senior loans and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal which could lead to the loss of our entire investment.

These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, including in order to pay amounts owed under senior loans, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and Shareholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our mezzanine debt investments, such investments will be of greater risk than amortizing loans.

Payment-in-Kind (“PIK”) Interest Risk. The Fund may hold investments that result in PIK interest. PIK creates the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized, while the Adviser will be under no obligation to reimburse the Fund for these fees. PIK interest has the effect of generating investment income at a compounding rate, thereby further increasing the incentive fees payable to the Adviser. Similarly, all things being equal, the deferral associated with PIK interest also increases the loan-to-value ratio at a compounding rate. The market prices of PIK securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality. Because PIK interest results in an increase in the size of the PIK securities held, the Fund’s exposure to potential losses increases when a security pays PIK interest.

More generally, investing in private companies involves a number of significant risks, including that they: (i) may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment; (ii) have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns; (iii) are more likely to depend on the management talents and efforts of a small group of persons so the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us; and (iv) generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers and trustees and employees of our Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies and may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

Our portfolio companies may incur debt that ranks equally with, or senior to, the Fund’s investments in such companies.

The investment portfolio will primarily consist of private credit investments, which include privately offered secured debt (including senior secured, unitranche and second-lien debt) and unsecured debt (including senior unsecured and subordinated debt) across directly originated corporate loans, broadly syndicated corporate loans and high yield corporate bonds. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where the Fund’s debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we intend to generally structure our directly-originated investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.

Second priority liens on collateral securing the Fund’s loans may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

A portion of our loans are secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by us under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before we receive anything. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors.

There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against our remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with more senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: (i) the ability to cause the commencement of enforcement proceedings against the collateral; (ii) the ability to control the conduct of such proceedings; (iii) the approval of amendments to collateral documents; (iv) releases of liens on the collateral; and (v) waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

We generally will not control the Fund’s portfolio companies.

We generally will not control our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We may lose money on our investments in equity securities.

We expect to make selected equity investments, such as direct equity investments, including controlling investments, warrants or other equity securities. In addition, when we invest in first and second lien senior loans or mezzanine debt, we may acquire warrants to purchase equity securities. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

Inflation and supply chain risk could adversely impact our portfolio companies and our results of our operations.

Economic activity has continued to accelerate across sectors and regions. Nevertheless, due to global supply chain issues and geopolitical events, including the outbreak of global or regional conflicts (such as those in the Middle East and Eastern Europe), a rise in energy prices and strong consumer demand as economies continue to reopen, inflation is showing signs of acceleration in the U.S. and globally. Inflation is likely to continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins.

We may experience consequences resulting from the general risks associated with derivatives.

Although the Fund does not expect investments in derivatives to represent a significant component of its portfolio initially, the Fund may use derivatives including, in particular, swaps (including, total return swaps), synthetic collateralized loan obligations, reverse repurchase agreements and other similar transactions, in seeking to achieve its investment objective or for other reasons, such as cash management, financing activities or to hedge its positions. Accordingly, derivatives may be used in limited instances as a form of leverage or to seek to enhance returns, including speculation on changes in credit spreads, interest rates or other characteristics of the market, individual securities or groups of securities. If the Fund invests in a derivative for speculative purposes, which the Fund does not initially intend to do, the Fund will be fully exposed to the risks of loss of that derivative, which may sometimes be greater than the derivative’s cost. The use of derivatives may involve substantial leverage. The use of derivatives may subject the Fund to the following risks, including but not limited to:

●	Credit risk—the risk that the counterparty in a derivative transaction will be unable to honor its financial obligation to the Fund, or the risk that the reference entity in a credit default swap or similar derivative will not be able to honor its financial obligations. Certain participants in the derivatives market, including larger financial institutions, have recently experienced significant financial hardship and deteriorating credit conditions. If the Fund’s counterparty to a derivative transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

●	Currency risk—the risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

●	Leverage risk—the risk associated with certain types of derivative strategies that relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

●	Liquidity risk—the risk that certain securities may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth. This risk is heightened to the extent the Fund engages in OTC derivative transactions.

●	Correlation risk—the risk that changes in the value of a derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market, security or loan to which the Fund seeks exposure.

●	Index risk—if the derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the derivative to below what the Fund paid. Certain indexed securities, including inverse securities (which move in an opposite direction to the index), may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

●	Regulatory risk—various legislative and regulatory initiatives may impact the availability, liquidity and cost of derivatives, including potentially limiting or restricting the ability of the Fund to use certain derivatives or certain counterparties as a part of its investment strategy, increasing the costs of using these instruments or making these instruments less effective.

Terrorist attacks, acts of war, global or regional conflicts (such as those in the Middle East and Eastern Europe), natural disasters, outbreaks or pandemics may impact the Fund’s portfolio companies and harm the Fund’s business, operating results and financial condition.

Terrorist acts, acts of war, global or regional conflicts (such as those in the Middle East and Eastern Europe), natural disasters, disease outbreaks, pandemics or other similar events may disrupt our operations, as well as the operations of our portfolio companies. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, natural disasters, disease outbreaks, pandemics or other similar events could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact our portfolio companies and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

Special situation investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than risks of investing in public companies that may be at a later stage of development.

We may invest in companies undergoing work-outs, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, we may be required to sell our investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which we intend to invest, there is a potential risk of loss by us of our entire investment in such companies.

We may invest in asset-backed securities which subjects us to various risks.

The Fund may invest in asset-backed securities (“ABS”), which are securities backed primarily by the cash flows of a discrete pool of fixed or revolving receivables or other financial assets that by their terms convert into cash within a finite time period. These could include assets such as unsecured consumer or other receivables, credit card receivables, auto loans, consumer loans, trade receivables, equipment leases, and other assets that produce streams of payments. Asset backed exposures are generally not insured or guaranteed by the related sponsor or any other entity and therefore, if the assets or sources of funds available to the issuer are insufficient to pay those outstanding liabilities, the Fund will incur losses. In addition, asset-backed exposures entail prepayment risk that may vary depending on the type of asset but is generally less than the prepayment risk associated with mortgage-backed securities. Asset-backed investments present certain risks that are not presented by mortgage-backed securities. Primarily, these securities may provide the Fund with a less effective security interest in the related collateral than do mortgage-backed securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on these investments. Additionally, there is the risk in certain states that it may be difficult to perfect the liens securing the collateral backing certain ABS. Further, certain ABS are based on loans that are unsecured, which means that there is no collateral to seize if the underlying borrower defaults.

The investment characteristics of ABS differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal can generally be prepaid at any time because the underlying loans or other assets generally can be prepaid at any time.

The collateral supporting ABS is generally of shorter maturity than certain other types of loans and is less likely to experience substantial prepayments. ABS are often backed by pools of any variety of assets, including, for example, leases, financial obligations (including equipment finance, floorplan finance, fund finance, lease finance, litigation finance, intellectual property finance, insurance premium finance, project finance, supply chain finance, and trade and shipping finance), agricultural assets, auto leases and loans, datacenter assets or leases, debt consolidation loans, fleet leases, home loans, aircraft leases, railcar leases, small business loans, timeshare receivables, franchise rights, student loans and consumer loans, which may represent the obligations of a number of different parties and use credit enhancement techniques such as letters of credit, guarantees or preference rights. The market value of an ABS is affected by changes in the market’s perception of the asset backing the ABS and the creditworthiness of the servicer for the loan pool, the originator of the loans or the financial institution providing any credit enhancement, as well as by the expiration or removal of any credit enhancement.

The value of ABS, like that of traditional fixed income securities, typically increases when interest rates fall and decreases when interest rates rise. The price paid by the Fund for such securities, the yield the Fund expects to receive from such securities and the average life of such securities are based on a number of unpredictable factors, including the anticipated rate of prepayment of the underlying assets, and are therefore subject to the risk that the asset-backed security will lose value. ABS are also subject to the general risks associated with investing in physical assets such as real estate; that is, they could lose value if the value of the underlying asset declines.

Holders of ABS bear various other risks, including credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks and legal risks.

Credit risk arises from (i) losses due to defaults by obligors under the underlying collateral and (ii) the issuing vehicle’s or servicer’s failure to perform their respective obligations under the transaction documents governing the ABS. These two risks can be related, as, for example, in the case of a servicer that does not provide adequate credit-review scrutiny to the underlying collateral, leading to a higher incidence of defaults.

Market risk arises from the cash flow characteristics of the ABS, which for most ABS tend to be predictable. The greatest variability in cash flows comes from credit performance, including the presence of wind-down or acceleration features designed to protect the investor in the event that credit losses in the portfolio rise well above expected levels.

Interest rate risk arises for the issuer from (x) the pricing terms on the underlying collateral, (y) the terms of the interest rate paid to holders of the ABS and (z) the need to mark to market the excess servicing or spread account proceeds carried on the issuing vehicle’s balance sheet. For the holder of the security, interest rate risk depends on the expected life of the ABS, which can depend on prepayments on the underlying assets or the occurrence of wind-down or termination events. If the servicer becomes subject to financial difficulty or otherwise ceases to be able to carry out its functions, it could be difficult to find other acceptable substitute servicers and cash flow disruptions or losses can occur, particularly with underlying collateral comprised of non-standard receivables or receivables originated by private retailers who collect many of the payments at their stores.

Structural and legal risks include the possibility that, in a bankruptcy or similar proceeding involving the originator or the servicer (often the same entity or affiliates), a court having jurisdiction over the proceeding could determine that, because of the degree to which cash flows on the assets of the issuing vehicle potentially have been commingled with cash flows on the originator’s other assets (or similar reasons), (a) the assets of the issuing vehicle could be treated as never having been truly sold by the originator to the issuing vehicle and could be substantively consolidated with those of the originator, or (b) the transfer of such assets to the issuer could be voided as a fraudulent transfer. The time and expense related to a challenge of such a determination also could result in losses and/or delayed cash flows.

In addition, investments in subordinated ABS involve greater credit risk of default than the senior classes of the issue or series. Default risks can be further pronounced in the case of ABS secured by, or evidencing an interest in, a relatively small or less diverse pool of underlying loans. Certain subordinated securities in an ABS issue generally absorb all losses from default before any other class of securities in such issue is at risk, particularly if such securities have been issued with little or no credit enhancement equity. Such securities, therefore, possess some of the attributes typically associated with equity investments.

Another risk associated with ABS is that the collateral that secures an ABS, such as credit card receivables, could be unsecured. In the case of credit card receivables, debtors are additionally entitled to the protection of a number of state and federal consumer loan laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. For ABS that are backed by automobile receivables, such ABS pose a risk because most issuers of such ABS permit the servicers to retain possession of the underlying obligations. Because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the ABS potentially will not have a proper security interest in all of the obligations backing such ABS. Therefore, there is a possibility that recoveries on repossessed collateral will not, in some cases, be available to support payments on these securities. As the foregoing shows, an underlying risk of investing in ABS is the dependence on debtors to timely pay their consumer loans.

In the case of ABS structured using special purpose securitization vehicles, securitized assets are typically actively managed by an investment manager, which may be the Adviser or its affiliates, and as a result, such assets will be traded, subject to rating agency and other constraints, by such investment manager. The aggregate return on these equity securities will depend in part upon the ability of each such investment manager to actively manage the related portfolio of assets.

The Fund’s investment strategies with respect to certain types of investments may be based, in part, upon the premise that certain investments (either held directly or through an asset backed security) that are otherwise performing may from time to time be available for purchase by the Fund at “undervalued” prices. Purchasing interests at what may appear to be “undervalued” or “discounted” levels is no guarantee that these investments will generate attractive risk-adjusted returns to the Fund or will not be subject to further reductions in value. No assurance can be given that investments can be acquired at favorable prices or that the market for such interests will continue to improve since this depends, in part, upon events and factors outside the control of the Adviser.

Our investments may subject us to a number of risks related to the aviation industry.

We may acquire assets related to the aviation industry. Investments in securitizations and other financial instruments backed by aircraft and aircraft equipment are subject to a number of risks relating to the aviation industry including reduced leasing of aircraft and related equipment by commercial airlines and the commercial aviation industry generally, reduction in demand for any one aircraft or type of aircraft, the maintenance and operating history of the specific aircraft or components that back such securities, maintenance or performance issues with the model and type of aircraft that back such securities, and regulatory risk relating to the aviation industry. Adverse developments with respect to any of the foregoing may adversely affect the value of securities collateralized or otherwise backed by aircraft or aircraft equipment. In addition, the bankruptcy of the lessors or lessees of the aircraft or aircraft equipment that back such securities may complicate financial recoveries in connection with such securities and therefore have a negative impact on their value. Market events such as economic declines and recessions, geopolitical conflicts and the occurrence or threat of pandemics, terrorism or war may also have an adverse effect on the aviation industry generally and securities related to the same, especially when such market events cause declines in travel, increases in costs or future uncertainty for airlines, aircraft or the commercial aviation industry generally. For example, as a result of the COVID-19 pandemic, air travel substantially declined, and many airlines became dependent, at least in part, on government aid. There can be no assurance that future events will not have a negative impact on the aviation industry or securities collateralized or otherwise backed by aircraft or aircraft equipment.

We may be subject to consumer and auto loan risk.

We may invest in consumer loans (or ABS backed by consumer loans), including debt consolidation loans, home improvement loans, personal loans, residential real estate investments, credit cards, and automobile loans. The performance of such investments are affected by, among other things, general economic conditions. Changes in economic conditions have adversely affected the performance and market value of such investments. Consumer loans are susceptible to prepayment risks and default risks. Unsecured consumer loans are not secured by any collateral of the borrowers. The repayment of unsecured consumer loans is dependent upon the ability and willingness of the borrowers to repay. Other consumer loans, like automobile loans, may be secured by collateral, but the value of that collateral is not guaranteed. Automobile loans are not typically insured or guaranteed by any other person or entity. Increases in unemployment, decreases in home values or the values of other consumer assets or lack of availability of credit may lead to increased default rates and may also be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding automobile loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession or otherwise may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. The occurrence of any of any of the foregoing risks could, among other things, adversely affect the consumer loans (or the ABS backed by consumer loans) in which the Fund may invest.

We may engage in equipment leasing, which may expose us to considerable risk.

In cases of a non-performing lessee, there are considerable costs associated with terminating leases and retrieving hard assets that can disrupt and reduce cash flow. These risks may be exacerbated in the case of lessee bankruptcy. Further, it may be difficult to re-lease or sell retrieved equipment, depending on market conditions, especially if such equipment is outdated or has been misused. Financing leases in which the lessee pays the value of the leased equipment over the lease term and has the option to purchase the equipment for no or nominal consideration can be considered commercial loans and present additional compliance risks for us.

In a loan against equipment transaction, also known as a sale leaseback, equipment is sold on paper by the seller and leased back. The seller obtains working capital and keeps the equipment on the seller’s property. As with equipment leasing, there are considerable costs associated with terminating such loans and retrieving hard assets in the event that a borrower fails to make timely payments on the loan. Further, the value of the subject equipment will decline over time as a result of use by the borrower, reducing the value of the collateral backing the loan and increasing the risk that we will lose money in the event of borrower default.

Economic recessions or downturns could impair the Fund’s portfolio companies and harm the Fund’s operating results.

Many of the portfolio companies in which we may invest may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

In addition, while we believe that these conditions also afford attractive opportunities to make investments, future financial market uncertainty could lead to further financial market disruptions and could further adversely impact our ability to obtain financing and the value of our investments.

Defaults by the Fund’s portfolio companies will harm the Fund’s operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.

We intend to invest in corporate debt of middle market companies, including privately-held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. Second, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. Finally, little public information generally exists about private companies. Further, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of our Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns.

The disposition of the Fund’s investments may result in contingent liabilities.

A significant portion of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of payments previously paid to us.

The lack of liquidity in the Fund’s investments may adversely affect the Fund’s business.

We invest in companies whose securities are typically not publicly traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. We expect that our investments will generally be subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses. With respect to our investments in investment funds that calculate a NAV per share, there can be no assurance that we will be able to sell such investments at a price equal to its NAV per share and we may ultimately sell such investments at discount to its NAV per share.

Prepayments of the Fund’s debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid, and we could experience significant delays in reinvesting these amounts. Alternative future investments in new portfolio companies may also be at lower yields than the debt that was repaid and will, in any case, require additional Adviser time. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

We may not have the funds or ability to make additional investments in the Fund’s portfolio companies, which may have a negative impact on a portfolio company and us.

We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Risks Related to Leverage

When we use leverage, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Leverage may also adversely affect the return on our assets, reduce cash available for distribution to Shareholders and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. If the Fund uses leverage to partially finance its investments, through borrowing from banks and other lenders, investors will experience increased risks of investing in the Shares. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares. Currently, the Fund has no intention to issue preferred shares. The use of leverage involves increased risk, including increased variability of the Fund’s net income, distributions and NAV in relation to market changes. If the value of our assets decreases, leverage would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not used leverage. Such a decline could negatively affect our ability to make distributions to Shareholders. In addition, Shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the Management Fee or Incentive Fee payable to the Adviser.

We expect to use leverage to finance our investments. The amount of leverage that we employ will depend on the Adviser’s and our Board’s assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that financing will be available to us on favorable terms. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to Shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a registered closed-end management investment company, we will generally be required to meet certain asset coverage requirements, as defined under the 1940 Act, with respect to any senior securities. With respect to senior securities representing indebtedness (i.e., borrowings or deemed borrowings, including our credit facility), other than temporary borrowings as defined under the 1940 Act, we are required under current law to have an asset coverage of at least 300%, as measured at the time of borrowing and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness. With respect to senior securities that are shares (i.e., any preferred shares), we are required under current law to have an asset coverage of at least 200%, as measured at the time of the issuance of any such preferred shares and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness plus the aggregate liquidation preference of any outstanding preferred shares. If legislation were passed that modifies this section of the 1940 Act and increases the amount of senior securities that we may incur, we may increase our leverage to the extent then permitted by the 1940 Act and the risks associated with an investment in us may increase.

Although leverage has the potential to enhance overall returns that exceed the Fund’s cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Fund’s cost of funds. In addition, the Fund may enter into investment management techniques (including reverse repurchase agreements and other derivative transactions) that have similar effects as leverage, but which are not subject to the foregoing asset coverage limitations if effected in compliance with applicable SEC rules and guidance. Borrowings and reverse repurchases agreements or similar arrangements in which the Fund may engage may be secured by the shareholders’ investments as well as by the Fund’s assets and the documentation relating to such transactions may provide that during the continuance of a default under such arrangement, the interests of the holders of Shares may be subordinated to the interests of the Fund’s lenders or debtholders.

Any credit facilities may impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC. A failure to renew our facilities or to add new or replacement debt facilities or issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition or results of operations.

The following table illustrates the effect of leverage on returns from an investment in our Shares assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

Assumed Return on Portfolio (Net of Expenses)(1)	(10)%	(5)%	-%	5%	10%
Corresponding Return to Common Shareholders	-17.56%	-10.14%	-2.71%	4.71%	12.13%

(1)	Assumes, as of December 31, 2024, (i) $196.4 million in total assets, (ii) $50.5 million in outstanding indebtedness, (iii) $132.3 million in net assets and (iv) an average cost of funds of 7.11%.

Based on an outstanding indebtedness of $50.5 million as of December 31, 2024 and an average cost of funds of 7.11% as of such date, our investment portfolio at fair value would have had to produce an annual return of approximately 1.83% to cover annual interest payments on the outstanding debt.

We may default under our credit facilities.

In the event we default under a credit facility or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets, which constitute collateral, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Provisions in a credit facility may limit our investment discretion.

A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In connection with one or more credit facilities entered into by the Fund, distributions to Shareholders may be subordinated to payments required in connection with any indebtedness contemplated thereby.

In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.

In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.

Compliance with Rule 18f-4 may limit our investment discretion with respect to derivatives.

Certain portfolio management techniques, such as firm commitments and reverse repurchase agreements, are considered derivatives. Derivatives are financial instruments whose value depends upon, or is derived from, the value of something else, such as one or more underlying investments, indices or currencies. The Fund may use various derivative strategies to try to improve the Fund’s returns by managing risks, such as by using hedging techniques to try to protect the Fund’s assets. A derivative contract will obligate or entitle the Fund to deliver or receive an asset or cash payment based on the change in value of one or more investments, indices or currencies. Derivatives may be traded on organized exchanges, or in individually negotiated transactions with other parties (these are known as “over-the-counter” derivatives). The Fund may be limited in its use of derivatives by rules adopted by the SEC governing derivatives transactions, such as Rule 18f-4 under the 1940 Act, described below. Although the Fund has the flexibility to make use of derivatives, it may choose not to for a variety of reasons, even under very volatile market conditions.

The Fund relies on certain exemptions in Rule 18f-4 to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Sections 18 of the 1940 Act. Under Rule 18f-4, “derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule 18f-4(d)(1)(ii), reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule 18f- 4(e) when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on the exemption in Rule 18f-4(f) when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced (“TBA”) commitments, and dollar rolls) and non-standard settlement cycle securities, if certain conditions are met.

The Fund operates as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule 18f-4. To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule 18f-4). Unless the Fund qualifies as a “limited derivatives user” as defined in Rule 18f-4, the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.

The Fund limits its engagement in derivative transactions such that it will qualify as a “limited derivatives user” for purposes of Rule 18f-4 such that the Fund will be subject to substantially fewer substantive requirements under that rule than would be the case if it did not so qualify. However, there is no guarantee that the Fund will meet or continue to meet such qualifications, and, as a result, there is a risk that the Fund may become subject to more onerous requirements under Rule 18f-4 than currently intended.

Changes in interest rates may affect our cost of capital and net investment income.

Since we intend to use debt to finance a portion of our investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the Incentive Fee hurdle rate and may result in a substantial increase in the amount of incentive fees payable to the Manager with respect to Pre-Incentive Fee Net Investment Income.

Federal Tax Risks

We may be subject to corporate-level U.S. federal income taxes if we fail to maintain our qualification as a RIC.

To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements.

●	The annual distribution requirement (the “Annual Distribution Requirement”) for a RIC will be satisfied if we distribute to our Shareholders on an annual basis at least 90% of our investment company taxable income (generally our net ordinary income and net short-term capital gain in excess of net long-term capital loss), if any. We may be subject to corporate-level U.S. federal income tax on any of our undistributed income or gain. Additionally, we will be subject to a 4% nondeductible federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar-year basis. Because we use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. Also, share repurchases could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. In such cases, if we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

●	The income source requirement will be satisfied if at least 90% of our gross income for such tax year consists of dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of shares, securities or foreign currencies, other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to our business of investing in such shares, securities or currencies, and net income derived from interests in “qualified publicly-traded partnerships.”

●	The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, (i) at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities if such other securities of any one issuer to not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer and (ii) no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in us having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to maintain RIC tax treatment for any reason and are subject to corporate-level U.S. federal income tax on all of our income, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Even if we qualify as a RIC, we will be required to pay corporate-level U.S. federal income taxes on any income or capital gains that we do not distribute (or are deemed not to be distributed) to Shareholders. We may also be subject to certain U.S. federal excise taxes, as well as state, local and non-U.S. taxes.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable U.S. federal income tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we have elected to amortize market discounts and include such amounts, if any, in our annual taxable income, instead of upon disposition, as electing not to do so could potentially limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our Shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

You may receive Shares as distributions which could result in adverse tax consequences to you.

In order to satisfy the Annual Distribution Requirement applicable to RICs, we may have the ability to declare a large portion of a distribution in Shares instead of in cash, provided that Shareholders have the right to elect to receive their distribution in cash. As long as a portion of such distribution is payable in cash (which portion can be as low as 20% based on certain guidance issued by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits would be a dividend for U.S. federal income tax purposes. If too many Shareholders elect to receive their distributions in cash, each Shareholder electing to receive his/her distribution in cash would receive a pro rata portion of his/her distribution in cash and the remaining portion of the distribution would be paid in Shares. As a result, a Shareholder would be taxed on the entire distribution in the same manner as a cash distribution, even though a portion of the distribution was paid in Shares, and a Shareholder may be required to pay tax with respect to such dividends in excess of any cash received. If a Shareholder sells the Shares it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our Shares at the time of the sale. Furthermore, with respect to non-U.S. Shareholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our Shareholders determine to sell Shares in order to pay taxes owed on dividends, then such sales may put downward pressure on the trading price of our Shares.

An investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences.

Whether an investment in the Shares is appropriate for a non-U.S. Shareholder will depend upon that person’s particular circumstances. Among other things, a non-U.S. Shareholder, under certain circumstances, may be subject to withholding of U.S. federal income tax at a rate of 30% (or lower rate provided by an applicable treaty); required to file U.S. income taxes to receive a tax credit or tax refund of overpayments of taxes; subject to U.S. income tax at graduated rates and to a 30% branch profits tax on our distributions; subject to certain reporting requirements, disclosure requirements, and withholding taxes under the Foreign Account Tax Compliance Act and other laws; and subject to certain rules regarding foreign tax credits. Non-U.S. persons should consult their tax advisors with respect to U.S. federal income tax and withholding tax, and state, local and non-U.S. tax consequences of an investment in our Shares.

Management of the Fund

Board

Pursuant to the Declaration of Trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of six members, all but one of whom are Independent Trustees. The trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The trustees serving on the Board were elected by the initial Shareholder of the Fund. The Statement of Additional Information provides additional information about the trustees.

Investment Adviser

BSP serves as the Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement and subject to the authority of, and any policies established by, the Board. Under the Investment Advisory Agreement, the Adviser manages the Fund’s investment portfolio, directs purchases and sales of portfolio securities and reports thereon to the Fund’s officers and trustees regularly. In return for the services provided, the Adviser is paid a percentage of the average daily value of the Fund’s net assets.

The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance. A discussion regarding the basis for the Board’s approval of the continuation of the Investment Advisory Agreement is available in the Fund’s Annual Report for the period ended December 31, 2024.

Portfolio Management

Investment Personnel

Anant Kumar and Saahil Mahajan are the portfolio managers for the Fund and are responsible for the management of the Fund’s portfolio. Each individual investment must be approved by the Investment Committee before reaching the Fund’s portfolio managers for a decision on allocation. Additionally, BSP is overseen and led by the senior management team whose members include David Manlowe (CEO), Thomas Gahan (CIO and Chairman), and Richard Byrne (President).

Please refer to the below for the members of BSP’s Private Debt Investment Committee.

BSP Private Debt Investment Committee

BSP’s Private Debt Investment Committee is responsible for overseeing the primary allocation of the Fund’s portfolio.

Thomas Gahan, Chairman and Global Chief Investment Officer. Thomas Gahan is Chairman and Chief Investment Officer of Benefit Street Partners and is Head of Alternatives for Franklin Templeton. Prior to joining Providence and launching Benefit Street Partners in 2008, Mr. Gahan was Global Head of Capital Markets of Deutsche Bank Securities Inc. and Head of Corporate and Investment Banking in the Americas. He was also Chairman of the Principal Investment Committee and a member of the Global Banking Executive Committee and the Global Markets Executive Committee. Before joining Deutsche Bank, Mr. Gahan spent eleven years at Merrill Lynch, most recently as Global Head of Credit Trading within the fixed income division. Mr. Gahan received a B.A. from Brown University.

Blair Faulstich, Head of Private Debt and Senior Managing Director. Blair Faulstich is a Senior Managing Director at Benefit Street Partners and is based in our New York office. Prior to joining Benefit Street Partners in 2011, Mr. Faulstich was a Managing Director and Co-Head of Media and Communications Investment Banking at Citadel Securities. Previously, he was a Managing Director in the media and communications investment banking group at Merrill Lynch. Mr. Faulstich held various positions at Deutsche Bank Alex. Brown in the media investment banking group. Before joining Alex. Brown in 1997, Mr. Faulstich spent three years at Arthur Andersen. Mr. Faulstich received an MBA from Cornell University and a B.A. from Principia College.

Saahil Mahajan, Managing Director and Portfolio Manager. Saahil Mahajan is a Managing Director with Benefit Street Partners and is based in our West Palm Beach office. Prior to joining BSP in 2012, Mr. Mahajan was a principal at Oak Hill Advisors, where he had responsibility for the firm’s chemicals and financials investments. Previously, Mr. Mahajan worked for Peter J. Solomon Company as an analyst in its mergers and acquisitions group. Mr. Mahajan received a B.S. from the Wharton School of the University of Pennsylvania. In addition, Mr. Mahajan is a CFA charterholder.

King Jang, Managing Director. King Jang is a Managing Director with Benefit Street Partners based in our New York office, where he focuses on private debt opportunities across a range of industries. Additionally, Mr. Jang serves on the board of Kahala Aviation, BSP’s aircraft leasing platform. Prior to joining BSP in 2012, Mr. Jang worked at Behrman Capital, where he worked on private equity investments in a variety of industries, including the healthcare, business services, industrial and aerospace/defense sectors. Mr. Jang began his career as an analyst in the investment banking division of Merrill Lynch, focused on media and communications transactions. Mr. Jang graduated from the Stern School of Business at New York University with a B.S.

Franklin Leong, Managing Director. Franklin Leong is a Managing Director with Benefit Street Partners and is based in our New York office. Prior to joining BSP in 2016, Mr. Leong was Head of Credit at BDCA Adviser, LLC, where he oversaw research, underwriting and turnaround investments. Prior to joining BDCA, Mr. Leong was a research analyst at Silver Lake Partners within their debt strategies group, where he focused on technology-driven credit investing across the capital structure. Prior to Silver Lake, he worked in the structured credit group at JPMorgan. Mr. Leong received a B.A. from the University of California, Berkeley.

The Statement of Additional Information provides additional information about the Fund’s primary portfolio manager’s compensation, other accounts managed by them and their ownership of any Shares of the Fund.

Administrative Services

Under the BSP Administration Agreement, the BSP Administrator furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities, oversees the services of USB Administrator, and generally oversees the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others. Payments under the BSP Administration Agreement are equal to an amount based upon the Fund’s allocable portion of the BSP Administrator’s overhead and other expenses (including travel expenses) incurred by the BSP Administrator in performing its obligations under the BSP Administration Agreements, including the Fund’s allocable portion of the compensation of certain of its officers (including the chief compliance officer, chief financial officer, chief accounting officer, general counsel, treasurer and assistant treasurer) and their respective staffs.

Under the USB Administration Agreement, the USB Administrator performs certain of the Fund’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, investor relations and technology, being responsible for the financial records that the Fund is required to maintain and preparing reports to the Fund’s Shareholders and reports filed with the SEC. In addition, the USB Administrator assists the Fund in determining and publishing its NAV, oversees the preparation and filing of the Fund’s tax returns and the printing and dissemination of reports to Shareholders. The USB Administrator is paid a fee based on the Fund’s total assets. The USB Administrator shall receive an eight basis point fee for the first $200 million of the Fund’s assets, seven basis points fee for the Fund’s assets between $200 million and $500 million, five basis point fee for the Fund’s assets between $500 million and $1.5 billion, and three basis points fee for the Fund’s assets above $1.5 billion. In all events, USB Administrator shall receive at least $125,000.

The BSP Administration Agreement and the USB Administration Agreement may be terminated by either party without penalty upon at least 60 days’ written notice to the other party.

Distribution and Shareholder Servicing Fees and Sales Load

Advisor Class Shares are not subject to either a distribution fee or shareholder servicing fee. Class A Shares may be charged an annual distribution and shareholder servicing fee of up to 0.50% per year, payable monthly of the average daily net assets attributable to Class A Shares. See “Plan of Distribution.”

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Adviser, its members and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with any of them are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under the Investment Advisory Agreement or otherwise as an investment adviser of the Fund.

Custodians, Distribution Paying Agent, Transfer Agent and Registrar

U.S. Bank National Association, which has its principal office at Two Liberty Place 50 S. 16th Street, Suite 2000 Philadelphia, PA 19102, serves as the Fund’s custodian.

SS&C GIDS, Inc., formerly DST Systems, Inc., which has its principal office at 333 West 11th Street, 5th Floor, Kansas City, Missouri 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

Fund Expenses

The Adviser bears all of its own costs incurred in providing investment advisory services to the Fund. As described below, however, the Fund bears all other expenses incurred in the business and operation of the Fund, including amounts that the Fund reimburses to the BSP Administrator and the USB Administrator for certain administrative services that the BSP Administrator and the USB Administrator provide or arrange to be provided to the Fund.

Expenses borne by the Fund include:

●	organizational and offering expenses (including, without limitation, out-of-pocket expenses, but not overhead or cost of employee compensation of the Advisor);

●	the Management Fee and Incentive Fee;

●	expenses for legal, compliance, tax, accounting and auditing services (including expenses of legal counsel or other advisors to the Trustees who are not interested persons (as defined in the 1940 Act) of the Fund or the Advisor);

●	taxes (including, without limitation, securities and commodities issuance and transfer taxes) and governmental fees (including, without limitation, fees payable by the Fund to Federal, State or other governmental agencies and associated filing costs); cost of technology directly incurred in connection with fund operations;

●	expenses incurred by the Advisor and payable to third parties, including agents, consultants and other advisors, in monitoring the financial and legal affairs of the Company, news and quotation subscriptions, and market and industry research;

●	the Class A distribution and shareholder servicing fee;

●	costs of printing and distributing shareholder reports, proxy materials, prospectuses, stock certificates and distribution of dividends;

●	expenses incurred in arranging financings and borrowing facilities for the Fund;

●	charges of the Fund’s custodians and sub-custodians, administrators and sub-administrators, registrars, depositories, transfer agents, dividend disbursing agents and dividend reinvestment plan agents (including under the custody, administration and other agreements);

●	costs of valuation service providers retained by the Fund or the Adviser;

●	payment for portfolio pricing services to a pricing agent, if any;

●	registration and filing fees of the SEC and various states and other jurisdictions (including filing fees and legal fees and disbursements of counsel);

●	postage, freight and other charges in connection with the shipment of the Fund’s portfolio securities;

●	fees and expenses of the Independent Trustees;

●	salaries of shareholder relations personnel;

●	costs of shareholders meetings;

●	insurance (including, without limitation, insurance premiums on property or personnel (including, without limitation, officers and trustees) of the Fund which inure to its benefit);

●	interest expense;

●	brokerage costs (including, without limitation, brokers’ commissions or transactions costs chargeable to the Fund in connection with portfolio securities transactions to which the Fund is a party);

●	the Fund’s proportionate share of expenses related to co-investments;

●	broken deal expenses (including, without limitation, research costs, fees and expenses of legal, financial, accounting, consulting or other advisors (including Adviser or its affiliates) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, fees and expenses in connection with arranging financing for a particular non-consummated transaction, travel costs, deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and other expenses incurred in connection with activities related to a particular non-consummated transaction);

●	all expenses incident to the payment of any dividend, distribution (including any dividend or distribution program), withdrawal or redemption, whether in shares or in cash;

●	the costs associated with the Fund’s share repurchase program;

●	the cost of making investments (including third-party fees and expenses with respect to or associated with negotiating any such investments) purchased or sold for the Fund;

●	litigation and other extraordinary or non-recurring expenses (including, without limitation, legal claims and liabilities and litigation costs and any indemnification related thereto); and

●	all other charges and costs of the Fund’s operations.

It is also understood and agreed that if persons associated with the Adviser or any of its affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical or administrative services to the Fund at the request of the Fund, the Fund will reimburse the Adviser and its affiliates for their costs in providing such accounting, legal, clerical or administrative services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. Nothing contained herein shall be construed to restrict the Fund’s right to hire its own employees or to contract for services to be performed by third parties.

Except as otherwise described in this prospectus, the Adviser and USB Administrator will be reimbursed by the Fund, as applicable, for any of the above expenses that they pay on behalf of the Fund, including administrative expenses they incur on the Fund’s behalf.

Expense Limitation Agreement

The Adviser and the Fund have entered into the Expense Limitation Agreement. Under this Expense Limitation Agreement, the Adviser has agreed to reimburse the Fund’s Operating Expenses that exceed the Expense Limitation.

In consideration of the Adviser’s agreement to reimburse the Fund’s expenses, the Fund has agreed to repay the Adviser an Adviser Recoupment subject to the limitation that an Adviser Recoupment may be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable expense payment was made by the Adviser; and (ii) the Adviser Recoupment does not cause the Fund’s total annual Operating Expenses (on an annualized basis and net of any Expense Payments received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Cap. For the avoidance of doubt, the Adviser Recoupment will not cause Fund expenses to exceed the Expense Limitation.

Effective May 1, 2025, the Adviser and the Fund extended the Expense Limitation Agreement for a one-year period, after which it will expire, unless sooner terminated by the Board or extended at the mutual agreement of the Adviser and the Fund. The Expense Limitation Agreement will automatically terminate in the event of the termination of the Investment Advisory Agreement. During the Waiver Period, the Adviser and the Fund entered into a Fee Waiver Agreement, pursuant to which the Adviser agreed to waive the Management Fee and lower the Expense Limitation to 1.00% of the Fund’s quarter-end NAV. The Fee Waiver agreement will terminate on April 30, 2025 and is not expected to be renewed.

Organization and Offering Costs

Organizational costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Fund’s organization. These costs are expensed as incurred by the Fund and are paid by the Adviser on behalf of the Fund.

The Fund’s initial offering costs include, among other things, legal, accounting, printing and other expenses pertaining to this offering. Offering costs are capitalized as a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations. Pursuant to the Expense Limitation Agreement, organizational and offering costs of the Fund that were paid by the Adviser may be subject to reimbursement. The Fund has assessed the likelihood that a recoupment will be paid by the Fund in accordance with the provisions of Accounting Standards Codification Topic 450, Contingencies (“ASC 450”). Based on this assessment, it has been determined that the recoupment is not probable or reasonably estimated, and as such, an accrual has not been made on the statement of assets and liabilities.

Investment Advisory Agreement

The Adviser, subject to supervision by the Board, provides certain investment advisory, management and administrative services to the Fund pursuant to an Investment Advisory Agreement between the Fund and the Adviser.

Advisory Fee

Management Fee

The Management Fee is calculated and payable monthly in arrears at an annual rate of 1.25% on the average daily value of the Fund’s net assets.

Incentive Fee

The Incentive Fee is calculated and payable quarterly in arrears based upon the Fund’s pre-incentive fee net investment income for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s net assets, equal to 1.50% per quarter (or an annualized hurdle rate of 6.00%), subject to a “catch-up” feature.

For this purpose, “pre-incentive fee net investment income” means interest income, dividend income, income generated from original issue discounts, payment-in-kind income, and any other income earned or accrued during the calendar quarter, minus the Fund’s operating expenses (which, for this purpose shall not include any distribution and/or shareholder servicing fees, litigation, any extraordinary expenses or Incentive Fee) for the quarter.

For purposes of computing the Fund’s pre-incentive fee net investment income, the calculation methodology will look through total return swaps as if the Fund owned the referenced assets directly. As a result, the Fund’s pre-incentive fee net investment income includes net interest, if any, associated with a derivative or swap, which is the difference between (a) the interest income and transaction fees related to the reference assets and (b) all interest and other expenses paid by the Fund to the derivative or swap counterparty. Net assets means the total assets of the Fund minus the Fund’s liabilities. For purposes of the Incentive Fee, net assets are calculated for the relevant quarter as the weighted average of the NAV of the Fund as of the first business day of each month therein. The weighted average NAV shall be calculated for each month by multiplying the NAV as of the beginning of the first business day of the month times the number of days in that month, divided by the number of days in the applicable calendar quarter.

The calculation of the Incentive Fee for each calendar quarter is as follows:

●	No Incentive Fee is payable to the Adviser if the Fund’s pre-incentive fee net investment income, expressed as a percentage of the Fund’s net assets in respect of the relevant calendar quarter, does not exceed the quarterly hurdle rate of 1.50%;

●	100% of the portion of the Fund’s pre-incentive fee net investment income that exceeds the hurdle rate but is less than or equal to 1.71425% (the “catch-up”) is payable to the Adviser if the Fund’s pre-incentive fee net investment income, expressed as a percentage of the Fund’s net assets in respect of the relevant calendar quarter, exceeds the hurdle rate but is less than or equal to 1.71425% (6.857% annualized). The “catch-up” provision is intended to provide the Adviser with an incentive fee of 12.5% on all of the Fund’s pre-incentive fee net investment income when the Fund’s pre-incentive fee net investment income reaches 1.71425% of net assets; and

●	12.5% of the portion of the Fund’s pre-incentive fee net investment income that exceeds the “catch-up” is payable to the Adviser if the Fund’s pre-incentive fee net investment income, expressed as a percentage of the Fund’s net assets.

The following is a graphical representation of the calculation of the Incentive Fee:

Percentage of Pre-Incentive Fee Net Investment Income

Allocated to Quarterly Incentive Fee

These calculations will be appropriately prorated for any period of less than three months.

Approval of the Investment Advisory Agreement

Board approval of the Investment Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services to be provided by BSP under the Investment Advisory Agreement; (ii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iii) information about the services to be performed by BSP and the personnel of BSP providing such services under the Investment Advisory Agreement. A discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement is available in the Fund’s Annual Report for the period ended December 31, 2024.

Determination of Net Asset Value

NAV per common share will be determined daily by the Adviser on each day the NYSE is open for trading or at such other times as the Board may determine. NAV per common share is determined, on a class-specific basis, by dividing the total value of the Fund’s net assets attributable to the applicable class by the total number of Shares of such class outstanding. The Fund’s net assets are determined by subtracting any liabilities (including borrowings for investment purposes) from the total value of its portfolio investments and other assets. The Fund’s net assets are available to holders of preferred shares (if any) and common shares. If any preferred shares are outstanding, net assets available for the common Shareholders is determined by deducting from net assets the liquidation preference and any accrued dividends on the preferred shares.

Bank loans, including syndicated loans, are valued by using readily available market quotations or another commercially reasonable method selected by an independent, third party pricing service that has been approved by the Board, or, if such independent, third-party valuations are not available, by using broker quotations.

High Yield Corporate Bonds and certain other domestic debt securities are valued at the last reported bid prices supplied by an independent, third party pricing service that has been approved by the Board. If the last reported bid price is not readily available or is otherwise deemed to be unreliable by the Valuation Committee, then such securities are valued at fair value pursuant to procedures adopted by the Board.

If they are traded on the valuation date, equity securities that are listed or traded on a national exchange will be valued at the last quoted sale price. Likewise, equity securities that are traded on NASDAQ will be valued at the NASDAQ official closing price if the securities are traded on the valuation date. If securities are listed on more than one exchange, and if the securities are traded on the valuation date, they will be valued at the last quoted sale price on the exchange on which the security is principally traded. If there is no sale of the security on the valuation date, the Fund will value the securities at the last reported sale price, unless the Valuation Committee believes such price no longer represents the fair market value and elects to value the security at fair value pursuant to procedures adopted by the Board. If the validity of such quoted prices appears to be questionable or if such quoted prices are not readily available, then the securities will be valued at fair value pursuant to procedures adopted by the Board. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, seller or purchaser or to the market for a particular security cause current market quotations not to reflect the fair value of the security. Examples of these events could include situations in which material events are announced after the close of the market on which a security is primarily traded, a security trades infrequently causing a quoted purchase or sale price to become stale, or a security’s trading has been halted or suspended.

The value of swaps, including credit default swaps, total return swaps and interest rate swaps, will be determined by obtaining at least one dealer quotation (including information from counterparties) or valuations from third-party pricing services. If no quotations or valuations are available, or if such quotations or valuations are believed to be unreliable, swaps will be fair valued pursuant to procedures adopted by the Board.

Generally, trading in U.S. Government securities and money market instruments is substantially completed each day at various times prior to the close of business on the NYSE. The values of such securities used in computing the NAV of the Fund’s common shares are determined as of such times.

Conflicts of Interest

The Adviser and its affiliates engage in a broad range of activities, including investment activities for their own account and for the account of other investment funds or accounts. In the ordinary course of conducting its activities, the interests of the Fund may conflict with the interests of the Adviser, or other funds (“Other Funds,” and together with the Fund, each, a “Fund” and collectively, the “Funds”) advised by the Adviser or its affiliates and there is no guarantee that such conflicts will ultimately be resolved in favor of the Fund. A description of certain of these potential conflicts of interest is provided below. The discussion below does not describe all conflicts that may arise.

Advisory Affiliates

The Adviser is a subsidiary of Franklin Resources, Inc., a global investment management organization. Clients of the Adviser and/or Franklin Templeton may invest in the same portfolio companies to the extent permitted by applicable law, including in the same security or other instrument or in different securities of or instruments issued by such a portfolio company, and Franklin Templeton has no obligation to inform the Adviser or the Fund of any such investments or offer such investments to the Fund. In the ordinary course of conducting the Fund’s activities, interests of the Fund may therefore conflict with the interests of other clients of the Adviser and/or Franklin Templeton. In addition, as a diversified financial services organization, Franklin Templeton and its affiliates engage in a broad spectrum of activities including financial, advisory, investment and other activities where their interests may conflict with the interests of the Fund. Franklin Templeton may provide investment advisory services and other services to clients and receive fees for such services in connection with transactions in which those clients may have interests that conflict with those of the Fund. Franklin Templeton may also give advice to clients that may cause them to take actions adverse to the Fund’s investments. In addition, Franklin Templeton may have relationships with clients seeking to invest in an existing portfolio company of the Fund or clients that compete with an existing portfolio company of the Fund. Further, although it is not expected, it is possible that Franklin Templeton could create investment vehicles in the future that may compete with the Fund for investment opportunities. Franklin Templeton will have no obligation to forego or share such investment opportunities with the Fund.

In connection with its advisory business, Franklin Templeton may come into possession of information that could potentially limit the ability of the Fund to engage in potential transactions. In order to avoid such limitation, the Adviser intends to control the flow of such information, such as by erecting information barriers to restrict the transfer of such information between the Adviser and Franklin Templeton. In the event that an information barrier designed to protect the Fund is breached (including inadvertently), changed or removed, the Fund will likely face the same restrictions on its investment activities as it would have faced had the information barrier not been established in the first place or face restrictions resulting from such changes to the information barrier, as the case may be. The Adviser will generally not rely on the expertise of Franklin Templeton and its investment professionals and will not share such investment professionals in managing and/or advising the Fund.

Management of the Fund

The employees, members and/or principals of the Adviser are not obligated to devote their full time to the Fund, subject to the requirements described above under “Risk Factors—Risks Related to Our Business and Structure.”

Subject to certain restrictions on the formation of certain “successor funds” (“Risk Factors—Risks Related to Our Business and Structure” above), the Adviser and its affiliates expect in the future to establish one or more additional investment funds with investment objectives substantially similar to, or different from, those of the Fund. Allocation of available investment opportunities between the Fund and any such Other Funds could give rise to conflicts of interest. See “—Allocations” below. The Adviser may give advice, or take actions, with respect to the investments of the Fund that may not be given or taken with respect to Other Funds and the Fund may not invest through the same investment vehicles or have access to similar credit or utilize similar investment strategies as an Other Fund. These differences may result in variations with respect to the holdings of the Fund and Other Funds and differences in the Fund’s performance as compared to Other Funds with similar investment programs. In addition, it is expected that employees of the Adviser responsible for managing the Fund and an Other Fund will have responsibilities with respect to Other Funds and funds managed by the Adviser’s affiliates, including funds that are expected to be established in the future. Conflicts of interest may arise in allocating time, services or functions of these employees among the Fund and the Other Funds.

In addition, the Adviser, its affiliates and the employees and principals thereof may have investments in Other Funds or interests in the performance of Other Funds or invest in or alongside the Fund, which pose conflicts of interest.

Allocations

The Adviser and its affiliates currently advise and manage, and expect that they will in the future advise and manage, Other Funds which are additional investment accounts and pooled investment funds, including hedge funds, private equity funds, single investor funds, sector specific, asset class specific or geographic specific private investment funds, including registered investment companies or business development companies, for which an investment to be made by the Fund is also appropriate. To the extent an investment opportunity is suitable for both the Fund and any Other Fund, such investment will be allocated between the Fund and the Other Funds as determined by the Adviser in its good faith judgment and in accordance with the organizational documents of the Fund and the Other Funds, the investment allocation policies and procedures of the Adviser and subject to applicable legal, tax, regulatory and other considerations. Allocation decisions can raise conflicts, for example, if the Fund and Other Funds have different fee structures, or because certain legal and regulatory restrictions under the 1940 Act may prevent the Fund from receiving allocations of investment opportunities also held by or allocable to registered investment companies or business development companies advised or managed by the Adviser or its affiliates. Furthermore, the Adviser, its affiliates, certain of its principals and employees, and their relatives may invest in and alongside the Fund and Other Funds, either through a general partner of such Other Fund, as direct investors in the Fund or Other Funds or otherwise, and may therefore participate indirectly in investments made by the Fund and Other Funds in which they invest. Such interests will vary Fund by Fund and may create an incentive to allocate particularly attractive investment opportunities to a Fund in which such personnel hold a greater interest. Subject to applicable investment objectives and guidelines and the Funds’ governing documents and the investment portfolio construction objectives for each Fund, respectively, as determined by the Adviser in its good faith discretion, the Adviser and its affiliates generally expect to allocate investment opportunities pro rata based on the available capital of each Fund, or in some other manner that the Adviser determines is fair and equitable. With respect to the Fund and the Other Funds, current available capital may include, in the Adviser’s discretion, anticipated target or available leverage, unsettled trades, unfunded commitments and uncalled capital, the anticipated ultimate investment size or investment mandate of each Fund, and the structure, terms and life cycle of each Fund. Where consistent with the governing documents applicable to any affected Fund and with proper disclosure of all material risks and conflicts of interest as determined by the Adviser, the Adviser may also utilize participation interests to effect desired allocations of economic interests in investments where title to any such investment may not be held by one or more Funds.

From time to time, BSP may also refer determinations regarding the allocation of certain investment opportunities to the Adviser’s allocation committee (the “Allocation Committee”). The Allocation Committee reviews certain of the allocation of investment and disposition opportunities made among the Funds after such allocations have been made, including with respect to non-standard allocations of investment opportunities, with the intention of fostering fair and equitable allocation over time. The Allocation Committee consists of senior officers of appropriate departments of BSP.

The appropriate allocation between the Fund and Other Funds of expenses and fees generated in the course of evaluating and making investments which are not consummated, such as out-of-pocket fees associated with due diligence, attorney fees and the fees of other professionals, will be determined by the Adviser and its affiliates in their good faith judgment.

The Adviser and its affiliates furnish investment management and advisory services to numerous Other Funds and accounts and the Adviser and its affiliates may, consistent with applicable law, make investment recommendations to Other Funds or accounts (including accounts which are private funds or separately managed accounts which have management fees and performance fees or allocations at higher or varying rates paid to the Adviser or one or more of its affiliates, or in which portfolio managers or other personnel of the Adviser have a personal interest in the receipt of such fees or have personal investments), which may be the same as or different from those made to the Fund and may cause conflicts of interest in the allocation of investment opportunities. In addition, conflicts of interest or legal or regulatory requirements applicable to the Fund may result in the Adviser and its affiliates limiting the Fund’s or client’s participation (or the Fund or client being unable to participate) in certain attractive investment opportunities. From time to time, in connection with a co-investment opportunity, the Adviser or its affiliates may facilitate such co-investment and it or an affiliate may serve as the general partner or equivalent of a co-investment vehicle. Such vehicles are not Other Funds subject to the general allocation policies and procedures set forth above. Please see “—Co-Investment Opportunities” below for more information.

Co-Investment Opportunities

The 1940 Act generally prohibits registered investment companies from entering into negotiated co-investments with affiliates absent an order from the SEC. The SEC staff has granted the Fund exemptive relief that allows it to enter into certain negotiated co-investment transactions alongside with other funds managed by the Adviser or its affiliates (“Affiliated Funds”) in a manner consistent with its investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, the Fund is permitted to co-invest with its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of its eligible trustees make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Fund and the Fund’s Shareholders and do not involve overreaching in respect of the Fund or the Fund’s Shareholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Fund’s Shareholders and is consistent with the Fund’s investment objective and strategies. It is possible that the Fund could, in the future, become subject to a new exemptive order (or new provisions of the existing exemptive order), which could include restrictions, limitations and requirements affecting investment allocations that differ from or extend beyond those described above. Additionally, the other terms and conditions of any such new or revised exemptive orders may be more or less restrictive than the existing exemptive order.

Aggregation of Investments

The Adviser may aggregate (or bunch) the orders of more than one fund for the purchase or sale of the same publicly traded security. Portfolio managers and traders often employ this practice because larger transactions can enable them to obtain better overall prices. To the extent permitted by applicable law, the Adviser may combine orders on behalf of the Fund with orders for other funds for which it or its affiliates have trading authority, or in which it or its affiliates have an economic interest. In such cases, the Adviser and its affiliates generally allocate the publicly traded securities or proceeds arising out of those transactions (and the related transaction expenses) on an average price basis among the various participants. When orders for publicly traded securities are not entirely filled, allocation shall be made based upon the Adviser’s procedures for allocation of investment opportunities. Where aggregate trades have been filled during the course of the trading day at different prices, the Adviser’s current policy is that the execution price of the publicly traded securities to each client will, to the extent possible, be the average price of all executions of price of all executions of purchases or sales, as the case may be, for all clients executing such transaction during that day.

Follow-on Investments

An additional investment made by the Fund or an Other Fund in an existing portfolio company presents a conflict of interest, including the terms of any new financing as well as the allocation of the investment opportunities in the case of follow-on investments by the Fund or one Other Fund in a portfolio company in which the Fund or an Other Fund or client of the Adviser or of any of the Adviser’s affiliate has previously invested. In addition, the Fund or an Other Fund may participate in relevering and recapitalization transactions involving a portfolio company in which an Other Fund or client of the Adviser’s affiliate has already invested or will invest, to the extent permitted by applicable law, including the Order. Conflicts of interest may arise, including determinations of whether existing investors are being cashed out at a price that is higher or lower than market value and whether new investors are paying too high or too low a price for the company or purchasing securities with terms that are more or less favorable than the prevailing market terms.

Conflicts Related to Purchases and Sales

The Adviser, its affiliates, and officers, principals or employees of the Adviser and its affiliates may buy or sell securities or other instruments that the Adviser has recommended to clients. In addition, such officers, principals or employees may buy securities in transactions offered to but rejected by clients. Such transactions are subject to the policies and procedures adopted by the Adviser from time to time. The investment policies, fee arrangements, and other circumstances of these investments may vary from those of the Adviser’s other clients or clients of its affiliates. The Adviser, its affiliates, certain of its principals and employees, and their relatives may invest in and alongside the Fund or Other Funds either through a general partner of an Other Fund, as direct investors in the Fund or an Other Fund or otherwise, and therefore may have additional conflicting interests in connection with these investments.

A particular investment may be bought or sold for the Fund in different amounts and at different times for one (or more than one) Other Fund, even though it could have been bought or sold for Other Funds at the same time. Likewise, a particular investment may be bought for the Fund or one or more Other Funds when one or more Other Funds are selling the investment. Conflicts also may arise when the Fund makes investments in conjunction with an investment being made by Other Funds, or in a transaction where an Other Fund has already made an investment. Investment opportunities may be appropriate for the Fund and Other Funds at the same time, at different or overlapping levels of a portfolio company’s capital structure. Conflicts may arise in determining the terms of investments, particularly where these clients may invest in different types of securities in a single portfolio company. Questions may arise as to whether payment obligations and covenants should be enforced, modified or waived, or whether debt should be refinanced. Decisions about what action should be taken in a troubled situation, including whether or not to enforce claims, whether or not to advocate or initiate a restructuring or liquidation inside or outside of bankruptcy, whether or not or in what manner to exercising a voting or consent right, and the terms of any work out or restructuring may raise conflicts of interest, particularly in the Fund and Other Funds that have invested in different securities within the same portfolio company.

Certain clients of the Adviser and its affiliates invest in bank debt, loans and securities of or other investments in companies in which other clients hold securities, loans or other investments, including equity securities, which may include a controlling position. In the event that such investments are made by the Fund or an Other Fund, the interests of the Fund or Other Fund may be in conflict with the interest of such Other Fund or the Fund, particularly in circumstances where the underlying company is facing financial distress. The involvement of such persons at both the equity and debt levels, or in different levels of the debt structure of an issuer, could cause conflicts of interest. In certain circumstances, decisions made with respect to investments held by an Other Fund could adversely affect the investments of the Fund. The involvement of such persons at multiple levels of the capital structure could also inhibit strategic information exchanges among fellow creditors. In certain circumstances, the Fund and Other Funds may be prohibited from exercising voting or other rights, and may be subject to claims by other creditors with respect to the subordination of their interest. If additional capital is necessary as a result of financial or other difficulties, or to finance growth or other opportunities, the Fund or Other Funds may or may not provide such additional capital, and if provided each Fund or Other Fund will supply such additional capital in such amounts, if any, as determined by the Adviser. The Adviser and its affiliates may seek to address these conflicts by adopting policies and procedures, which may include limiting investments by the Fund which produce such conflicts, limiting voting or roles on creditors’ committees, procedures designed to ensure that the team managing the investments make independent decisions through the enforcement of information barriers and similar procedures, or other procedures in the judgment of the Adviser.

In addition, investments by more than one client of the Adviser or its affiliates in a portfolio company may also raise the risk of using assets of a client of the Adviser or its affiliates to support positions taken by other clients of the Adviser or its affiliates.

The Adviser and its affiliates will attempt to resolve any such conflicts of interest in good faith, but there can be no assurance that such conflicts of interest or actions taken by the Adviser or its affiliates in respect of the Other Funds will not have an adverse effect on the investments made by the Fund. There can be no assurance that the return of the Fund participating in a transaction would be equal to and not less than an Other Fund participating in the same transaction or that it would have been as favorable as it would have been had such conflict not existed.

Transactions Related to Affiliates of and Clients Advised by the Adviser

Subject to applicable law, the Fund may seek to refinance loans or extend new credit to a borrower that has a current loan with an affiliate of or a client advised by the Adviser where the loan is nearing maturity or the borrower is seeking alternative financing, or in certain circumstances another such affiliate or client of the Adviser may lend to an existing borrower of the Fund. While the terms of such financing are negotiated with such borrowers, in certain circumstances it may be customary or may otherwise be beneficial for legal, tax, regulatory or other reasons for such transactions to involve both the Fund and an affiliated lender or proceeds from one such transaction may pay off another such transaction, and such transactions are not restricted or subject to limitation under the terms of the Investment Advisory Agreement.

Other Services

Subject to applicable law, the Adviser and its affiliates may provide loan servicing, administrative and other services with respect to debt issued by portfolio companies of the Fund and receive servicing fees, special servicing fees and other similar fees and payments for such services which are not subject to the management fee offset provisions. Any amounts received by the Adviser, the Fund or their respective affiliates attributable to loan servicing fees, special servicing fees, administrative and other similar fees and payments for such services with respect to debt issued by any portfolio investment of the Fund shall not so reduce the Management Fee (or otherwise be allocable to the Fund).

Diverse Membership

The investors in the Fund may include investors that have conflicting investment, tax and other interests with respect to their investments in the Fund. The conflicting interests among the investors may relate to or arise from, among other things, the nature of investments made by the Fund, the structuring of the acquisition of investments and the timing of the disposition of investments, as well as the structure of the Fund. As a consequence, conflicts of interest may arise in connection with decisions made by the Adviser, including with respect to the nature or structuring of investments, that may be more beneficial for one investor than for another investor, especially with respect to investors’ individual tax situations. In selecting and structuring investments appropriate for the Fund, the Adviser will consider the investment and tax objectives of the Fund and the investors as a whole, not the investment, tax or other objectives of any investor individually.

Placement Agents and Solicitors

Adviser personnel and independent contractors involved in marketing the Fund are acting for the Adviser and its affiliates and not acting as investment, tax, financial, legal or accounting advisors to potential investors in connection with the marketing of the Fund. Potential investors must independently evaluate the offering and make their own investment decisions. The Adviser has, and may in the future, enter into arrangements with third party placement agents to solicit Shareholders. Placement agents that solicit Shareholders on behalf of the Fund are subject to a conflict of interest because they will be compensated by the Adviser in connection with their solicitation activities. Placement agents or other financial intermediaries may also receive other compensation, including placement fees with respect to the acquisition of Shares. Such agents or intermediaries may have an incentive in promoting the acquisition of Shares in preference to products with respect to which they receive a smaller fee.

Other Conflicts

The Adviser may, in its discretion, have, and may, in its discretion, cause the Fund to have, ongoing business dealings, arrangements or agreements with persons who are former employees or executives of the Adviser or the Adviser’s affiliates. The Fund bears, directly or indirectly, the costs of such dealings, arrangements or agreements. In such circumstances, there may be a conflict of interest between the Adviser and the Fund in determining whether to engage in or to continue such dealings, arrangements or agreements, including the possibility that the Adviser may favor the engagement or continued engagement of such persons even if a better price and/or quality of service could be obtained from another person.

If the Fund purchases in the secondary market at a discount debt securities of a company in which an Other Fund has, for example, a substantial equity interest, (a) a court might require the Fund or an Other Fund to disgorge profit it realizes if the opportunity to purchase such securities at a discount should have been made available to the issuer of such securities or (b) the Fund or Other Fund might be prevented from enforcing such securities at their full face value if the issuer of such securities becomes bankrupt. The effect of these transactions will vary from jurisdiction to jurisdiction.

The Adviser, its affiliates and the Fund will often engage common legal counsel and other advisers in a particular transaction, including transactions in which there may be conflicts of interest. Members of the law firms engaged to represent the Fund may be investors in a Fund or a Related Fund and may also represent one or more portfolio companies or investors in the Fund or a Related Fund. In the event of a significant dispute or divergence of interest between Fund and the Adviser and/or its affiliates, the parties may engage separate counsel in the sole discretion of the Adviser and its affiliates. Moreover, in litigation and certain other circumstances separate representation may be required. Additionally, the Adviser, its affiliates and the Fund and the portfolio companies may engage other common service providers. In such circumstances, there may be a conflict of interest between the Adviser, on the one hand, and the Fund and portfolio companies, on the other hand, in determining whether to engage such service providers, including the possibility that the Adviser may favor the engagement or continued engagement of such persons if it receives a benefit from such service providers, such as lower fees, that it would not receive absent the engagement of such service provider by the Fund and/or the portfolio companies.

Share Repurchase Program

The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and none is expected to develop, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.

To provide Shareholders with some liquidity, the Fund is structured as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). Under normal market conditions, the Fund intends to repurchase 5% of its outstanding shares at NAV on a quarterly basis. Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the shareholders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline. The Fund expects to determine the NAV applicable to repurchases on the Repurchase Request Deadline. However, the NAV will be calculated no later than the Repurchase Pricing Date, although the NAV is expected to be determined on the Repurchase Request Deadline. The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after the Repurchase Pricing Date. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Risk Factors—Risk Related to Investments in Our Shares—The share repurchase program may harm the Fund’s investment performance and the Fund may not be able to repurchase all the Shares a Shareholder tenders.”

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, determines the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.

Notice to Shareholders

No less than 21 days or more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The notice will also include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment”). The notice will also set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the Shares will be the NAV of the class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 833-260-3565 to learn the NAV. The notice of the repurchase offer also provides information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount or if Shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

Description of Capital Structure

The following description is based on relevant portions of the Delaware Statutory Trust Act, as amended, and on the Declaration of Trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act, as amended, and the Declaration of Trust and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, for a more detailed description of the provisions summarized below.

Shares of Beneficial Interest

The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of Shares of each class, par value $0.001 per Share. There is currently no market for Shares and the Fund does not expect that a market for Shares will develop. Pursuant to the Declaration of Trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to shareholders of private corporations organized for profit under the Delaware General Corporation Law, as amended (the “DGCL”) and therefore generally will not be personally liable for the Fund’s debts or obligations.

Shares

Under the terms of the Declaration of Trust, all Shares, when consideration for Shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to Shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares and provide Shareholders with the right to exchange Shares of any class for Shares of one or more other classes; although the Fund has decided not to provide the exchange option as of this filing, the manner and the terms of the exchange, if authorized, will be exchanged in a future registration statement. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding preferred Shares, if any. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. Shareholders shall be entitled to vote on all matters on which a vote of Shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders.

Preferred Shares and Other Securities

The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including preferred Shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.

Preferred Shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred Shares could also be used as an anti-takeover device. Every issuance of preferred Shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of preferred Shares and before any distribution is made with respect to the Shares and before any purchase of Shares is made, the aggregate involuntary liquidation preference of such preferred Shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of preferred Shares, if any are issued, must be entitled as a class to elect two trustees at all times and to elect a majority of the trustees if distributions on such preferred Shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred Shares.

Outstanding Securities

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of March 31, 2025:

Title of Class	Amount Authorized	Amount Held by Registrant or for its Account	Amount Outstanding Exclusive of Amount Held by Registrant or for its Account
Class A	Unlimited	None	12,219,928
Advisor Class	Unlimited	None	555,388

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Pursuant to the Declaration of Trust, trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the trustee’s or officer’s duty.

Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position.

The Fund will provide indemnification to trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.

The Fund has entered into the Investment Advisory Agreement with BSP. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Adviser is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.

Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.

Number of Trustees; Appointment of Trustees; Vacancies; Removal

The Declaration of Trust provides that the number of trustees shall be no less than one and no more than fifteen, as determined in writing by a majority of the trustees then in office. As set forth in the Declaration of Trust, a trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the trustees then in office. Each trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that trustees be elected by Shareholders, any such trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.

The Declaration of Trust provides that any trustee may be removed (provided that after the removal the aggregate number of trustees is not less than the minimum required by the Declaration of Trust) with cause, by a majority of the remaining trustees.

Action by Shareholders

The Declaration of Trust provides that Shareholder action can be taken only at a meeting of Shareholders or by written consent in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shareholders present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.

Amendment of Declaration of Trust and Bylaws

Subject to the provisions of the 1940 Act and pursuant to the Declaration of Trust, the Board may amend the Declaration of Trust without any vote of Shareholders. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.

No Appraisal Rights

In certain extraordinary transactions, some jurisdictions provide the right to dissenting Shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Shares shall not entitle Shareholders to appraisal rights.

Conflict with Applicable Laws and Regulations

The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

Tax Aspects

The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non-U.S. or other tax consequences. It is based on the Code and U.S. Treasury Regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder’s particular circumstances, including (but not limited to) alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a Shareholder that holds Shares as a capital asset and is a U.S. Shareholder. A “U.S. Shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding Shares should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of Shares.

The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and Shareholders should consult their tax advisors about the U.S. federal, state, local or non-U.S. tax consequences of an investment in the Fund.

Taxation of the Fund

The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on its investment company taxable income and net capital gain, if any, that it distributes as dividends to Shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and asset diversification tests.

The Fund will qualify as a RIC if:

●	at least 90% of the Fund’s gross income for such tax year consists of dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of shares, securities or foreign currencies, other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such shares, securities or currencies, and net income derived from interests in “qualified publicly-traded partnerships” (such income, “Qualifying RIC Income”); and

●	the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (ii) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships.”

The Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if  (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in shares or securities (or options and futures with respect to shares or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in shares and securities.

In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to 90% of the sum of its investment company taxable income and its net tax-exempt interest income, determined without regard to any deduction for dividends paid, to Shareholders (the “90% distribution requirement”). If the Fund qualifies as a RIC and satisfies the 90% distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to Shareholders (including amounts that are reinvested pursuant to the DRIP). In general, a RIC’s “investment company taxable income” for any tax year is generally its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, determined without regard to the dividends paid deduction. The Fund intends to distribute all or substantially all of its investment company taxable income, net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates.

If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to Shareholders. If the Fund makes such an election, the Fund will pay tax on the retained amount and each Shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each Shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.

In determining its net capital gain, including also in connection with determining the amount available to support a capital gain dividend, its taxable income and its earnings and profits, the Fund generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to any such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss, if any, from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss, if any, attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.

As a RIC, the Fund will be, subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the “4% excise tax”). To avoid the 4% excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of  (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% excise tax, but there can be no assurance in this regard.

If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of certain corporate Shareholders and may be eligible to be qualified dividend income in the case of certain non-corporate Shareholders, in each case, subject to certain holding period and other requirements. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.

Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% distribution requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to Shareholders to meet the distribution requirements described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.

There may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a portion of its net assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund’s general intention to distribute sufficient income to qualify, and maintain its qualification to be subject to taxation as a RIC and to minimize the risk that it becomes subject to U.S. federal income or excise tax.

Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard. If more than 50% of the value of the Fund’s total assets at the close of its tax year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass-through” to Shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid by the Fund. If at least 50% of the value of the Fund’s total assets at the close of each quarter of its tax year is represented by interests in other RICs, the Fund may elect to “pass-through” to Shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid or deemed paid by such RIC. If the Fund so elects, each Shareholder would be required to include in gross income, even though not actually received, each Shareholder’s pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against federal income tax (but not both). Because the Fund does not currently anticipate that securities of foreign issuers or underlying RICs will constitute more than 50% of its total assets at the end of any taxable year, or taxable quarter, respectively, Shareholders should not expect to be eligible to claim a foreign tax credit or deduction on their federal income tax returns with respect to foreign taxes paid.

The Fund may invest in shares of foreign companies that are classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an “excess distribution” received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund’s holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to Shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.

The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under an election to treat the PFIC as a “qualified electing fund” under the Code (a “QEF” election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Furthermore, under U.S. Treasury Regulations, certain income derived by the Fund from a PFIC with respect to which the Fund has made a QEF election generally constitutes Qualifying RIC Income to the extent the PFIC makes a current distribution of that income to the Fund or if the income is derived with respect to the Fund’s business of investing in stocks or securities. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund’s tax year end being treated as though they were recognized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC’s Shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to shares in the same PFIC. To the extent the Fund’s mark-to-market loss with respect to a PFIC exceeds such amount, the loss will effectively be taken into account in offsetting future mark-to-market gains from the PFIC, and any remaining loss will generally be deferred until the PFIC shares are sold, at which point the loss will be treated as a capital loss. Capital losses recognized by the Fund in a taxable year will be deductible against capital gains recognized by the Fund in that year or in the following years.

Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Shareholders, and which will be recognized by Shareholders as ordinary income or long-term capital gain, may therefore be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of  “qualified dividend income” as discussed below.

Some of the CLOs in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of CLOs that are subject to treatment as PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund’s distributions from such CLOs, PFICs and the Fund’s proceeds from sales or other dispositions of equity interests in other CLOs and other PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the distribution requirements applicable to RICs.

Although the Fund does not intend to hold more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), including equity tranche investments and certain debt tranche investments in a CLO treated as CFC, if the Fund did, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. Shareholders of a CFC, such as the Fund, regardless of whether a QEF election has been made with respect to such CFC. The Fund is generally required to distribute such income in order to satisfy the distribution requirements applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. Furthermore, under proposed U.S. Treasury Regulations, certain income derived by the Fund from a CFC generally constitutes Qualifying RIC Income to the extent the CFC makes a current distribution of that income to the Fund or if the income is derived with respect to the Fund’s business of investing in stocks or securities. As such, the Fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to ensure the Fund’s continued qualification as a RIC and/or maximize the Fund’s after-tax return from these investments. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.

The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s investment company taxable income subject to distribution to Shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for taxation as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions during a tax year made by the Fund before such losses were recognized would be re-characterized as a return of capital to Shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce such Shareholder’s tax basis in its Shares.

If the Fund utilizes leverage through the issuance of preferred Shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on Shares. Limits on the Fund’s ability to pay dividends on Shares may prevent the Fund from meeting the distribution requirements described above and, as a result, may affect the Fund’s ability to be subject to taxation as a RIC or subject the Fund to the 4% excise tax. The Fund endeavors to avoid restrictions on its ability to make distribution payments. If the Fund is precluded from making distributions on Shares because of any applicable asset coverage requirements, the terms of preferred Shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed by the Fund to enable the Fund to satisfy the distribution requirements that would enable the Fund to be subject to taxation as a RIC, will be paid to the holders of preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of preferred Shares would be entitled to receive upon redemption or liquidation of such preferred Shares.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given taxable year exceed the Fund’s investment company taxable income, the Fund may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. In the event that the Fund were to experience an ownership change as defined under the Code, the capital loss carryforwards and other favorable tax attributes of the Fund, if any, may be subject to limitation.

Certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (8) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% excise tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund intends to monitor its investments and may make certain tax elections to mitigate the effect of these provisions.

The remainder of this discussion assumes that the Fund has qualified and maintained its qualification as a RIC and has satisfied the distribution requirements described above.

Taxation of U.S. Shareholders

Distributions

Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of  “qualified dividend income,” generally be taxable to U.S. Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a U.S. Shareholder has held the Shares. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a U.S. Shareholder as a return of capital that will be applied against and reduce the U.S. Shareholder’s tax basis in its Shares. To the extent that the amount of any such distribution exceeds the U.S. Shareholder’s tax basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or additional Shares, including investments in additional shares pursuant to the DRIP. Generally, for U.S. federal income tax purposes, a U.S. Shareholder receiving Shares under the DRIP will be treated as having received a distribution equal to the fair market value of such Shares on the date the Shares are credited to the U.S. Shareholder’s account.

A return of capital to U.S. Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, U.S. Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the U.S. Shareholder’s original investment.

It is expected that a substantial portion of the Fund’s income will consist of ordinary income. For example, interest and OID derived by the Fund will be characterized as ordinary income for U.S. federal income tax purposes. In addition, gain derived by the Fund from the disposition of debt instruments with “market discount” (generally, securities with a fixed maturity date of more than one year from the date of issuance acquired by the Fund at a price below the lesser of their stated redemption price at maturity or accreted value, in the case of securities with OID) will be characterized as ordinary income for U.S. federal income tax purposes to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Fund makes an election to accrue market discount on a current basis. In addition, certain of the Fund’s investments will be subject to other special U.S. federal income tax provisions that may affect the character, increase the amount and/or accelerate the timing of distributions to U.S. Shareholders.

Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by U.S. Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the U.S. Shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.

Distributions made by the Fund to a corporate U.S. Shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund’s dividends otherwise qualifying for the dividends-received deduction will be disallowed or reduced if the corporate U.S. Shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Distributions of “qualified dividend income” to an individual or other non-corporate U.S. Shareholder will be treated as “qualified dividend income” to such U.S. Shareholder and generally will be taxed at long-term capital gain rates, provided the U.S. Shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund’s investment strategy, it is not expected that a significant portion of the distributions made by the Fund will be eligible for the dividends-received deduction or the reduced rates applicable to “qualified dividend income.”

If a person acquires Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment in such Shares.

Distributions paid by the Fund generally will be treated as received by a U.S. Shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in which the income or gains supporting the distribution was earned. If the Fund makes such an election, the U.S. Shareholder will still be treated as receiving the distribution in the tax year in which the distribution is received. In this instance, however, any distribution declared by the Fund in October, November or December of any calendar year, payable to U.S. Shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been received by U.S. Shareholders on December 31 of the calendar year in which the distribution was declared.

Shareholders will be furnished annually, as promptly as practicable after the end of each calendar year, information on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for U.S. federal income tax purposes.

Income from Repurchases of Shares

The repurchase of Shares may result in a taxable gain or loss to the tendering U.S. Shareholder. Different tax consequences may apply for tendering and non-tendering U.S. Shareholders in connection with a repurchase offer. For example, if a U.S. Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and may result in deemed distributions to non-tendering U.S. Shareholders. On the other hand, U.S. Shareholders holding Shares as capital assets who tender all of their Shares (including Shares deemed owned by U.S. Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the Shares and the U.S. Shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the U.S. Shareholder has held such Shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.

Dispositions

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells, redeems or otherwise disposes of its Shares in the Fund (except as otherwise described above in a repurchase of shares). The amount of gain or loss will be measured by the difference between the amount realized and its adjusted tax basis in the Shares sold, redeemed or otherwise disposed of. Any gain or loss arising from such sale, redemption or other disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held the Shares for more than one year. Otherwise, such gain or loss will be classified as short-term capital gain or loss. However, losses realized by a U.S. Shareholder on the sale or exchange of Shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the U.S. Shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non-corporate U.S. Shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.

In general, U.S. Shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the U.S. Shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum rate also applied to ordinary income at the rate of 21%. Non-corporate U.S. Shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate U.S. Shareholder in excess of  $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.

Net Investment Income Tax

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts on the lesser of (i) the U.S. Shareholder’s net investment income (in the case of an individual) or undistributed net investment income (in the case of an estate or trust) for a taxable year and (ii) the excess of the U.S. Shareholder’s modified adjusted gross income (in the case of an individual) or adjusted gross income (in the case of an estate or trust) for the taxable year over certain threshold amounts. U.S. Shareholders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.

Reporting

The Fund (or if a U.S. Shareholder holds Shares through an intermediary, such intermediary) will send to each of its U.S. Shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per Share and per distribution basis, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal income tax status of each year’s distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential maximum rate generally applicable to long-term capital gains. Distributions paid by the Fund generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to qualified dividends because the Fund’s income generally will not consist of dividends. Distributions may also be subject to additional state, local and non-U.S. taxes depending on a U.S. Shareholder’s particular situation.

Under U.S. Treasury Regulations, if a U.S. Shareholder recognizes losses with respect to Shares of  $2 million or more for an individual U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder, the U.S. Shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct owners of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. U.S. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Reporting of adjusted cost basis information to the IRS and to U.S. Shareholders is required for Shares sold or exchanged. U.S. Shareholders should contact their intermediaries with respect to reporting of cost basis and available elections for their accounts.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A U.S. Shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. Shareholder, on an IRS Form W-9) or to make required certifications or otherwise establish an exemption from backup withholding. Corporate U.S. Shareholders and certain other U.S. Shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding will be allowed as a refund or a credit against the applicable U.S. Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Taxation of Non-U.S. Shareholders

Whether an investment in the Fund is appropriate for a non-U.S. Shareholder (as defined below) will depend upon that investor’s particular circumstances. An investment in the Fund by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.

The U.S. federal income taxation of a Shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “non-U.S. Shareholder”), depends on whether the income that the non-U.S. Shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the non-U.S. Shareholder.

If the income that a non-U.S. Shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non-U.S. Shareholder, distributions of  investment company taxable income will generally be subject to a U.S. federal withholding tax at a rate of 30% (or a lower rate provided under an applicable treaty). Alternatively, if the income that a non-U.S. Shareholder derives from the Fund is effectively connected with a U.S. trade or business of the non-U.S. Shareholder, the Fund will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although such income will be subject to U.S. federal income tax in the manner described below and at the rates applicable to U.S. Shareholders. Backup withholding will not, however, be applied to payments that have been subject to this 30% withholding tax applicable to non-U.S. Shareholders.

A non-U.S. Shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to a U.S. federal income tax at a 30% rate.

Furthermore, properly reported distributions by the Fund and received by non-U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gains over the Fund’s long-term capital losses for such tax year). However, depending on the circumstances, the Fund may report all, some or none of the Fund’s potentially eligible distributions as derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. tax residency status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, as applicable, or an acceptable substitute or successor form). In certain circumstances, it may not be possible to determine whether withholding is required on a particular distribution at the time the distribution is made, in which case the Fund may withhold from the distribution, and the non-U.S. Shareholder may be required to file a U.S. federal income tax return in order to obtain a refund of any excess withholding and the amount of any withholding will not be treated as reinvested. Thus, an investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund invests.

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. Shareholder, any distributions of  investment company taxable income, capital gains distributions, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax, on a net income basis, in the same manner, and at the graduated rates applicable to, U.S. Shareholders. If such a non-U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax at a 30% rate (or a lower rate provided under an applicable treaty).

A non-U.S. Shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such non-U.S. Shareholder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption.

If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the non-U.S. Shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

Under the Foreign Account Tax Compliance Act provisions of the Code (“FATCA”), the Fund is required to withhold U.S. tax (at a 30% rate) on payments of most types of income from sources within the U.S. (as determined under applicable U.S. federal income tax principles), such as interest and dividends made to certain non-U.S. entities that fail to comply (or fail to be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Any non-U.S. Shareholder that either does not provide the relevant information or is otherwise not compliant with FATCA may be subject to this withholding tax on certain distributions from the Fund. Any taxes required to be withheld under these rules must be withheld even if the relevant income is otherwise exempt (in whole or in part) from withholding of U.S. federal income tax. Non-U.S. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required. Each non-U.S. Shareholder should consult its tax advisor regarding the possible implications of this withholding tax (and the reporting obligations that will apply to such non-U.S. Shareholder, which may include providing certain information in respect of such non-U.S. Shareholder’s beneficial owners).

The tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. Shareholders are advised to consult their tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and non-U.S. tax consequences of an investment in Shares, including applicable tax reporting requirements.

Other Taxes

Shareholders may be subject to state, local and non-U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to Shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for Shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

Certain ERISA Consideration

The following is a summary of certain considerations associated with an investment in the Fund by (i) “employee benefit plans” that are subject to Title I of ERISA, (ii) plans, IRAs and other arrangements that are subject to Section 4975 of the Code or provisions under any other U.S. or non-U.S. federal, state, local, foreign or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”) and (iii) entities whose underlying assets are considered to include “plan assets” of any such plans, accounts or arrangements (each of the foregoing described in clauses (i), (ii) and (iii) referred to herein as a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan which is a Benefit Plan Investor (as defined below) and prohibit certain transactions involving the assets of Benefit Plan Investor and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Benefit Plan Investor or the management or disposition of the assets of a Benefit Plan Investor, or who renders investment advice for a fee or other compensation to a Benefit Plan Investor, is generally considered to be a fiduciary of the Benefit Plan Investor. The term “Benefit Plan Investor” is generally defined to include (i) “employee benefit plans” within the meaning of Section 3(3) of ERISA that are subject to Title I of ERISA, (ii) “plans” within the meaning of Section 4975 of the Code to which Section 4975 of the Code applies (including, for example, “Keogh” plans and IRAs) and (iii) entities whose underlying assets are considered to include the assets of any such employee benefit plan or plan described in clauses (i) and (ii) above, by reason of the investment in the entity by such an employee benefit plan or plan (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors and which does not satisfy another exception under ERISA).

In considering an investment in the Shares of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code. The acquisition and/or ownership of Shares by a Benefit Plan Investor with respect to which the BSP is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of investments in the Fund. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Benefit Plan Investors considering acquiring Shares in reliance on these or any other exemption should carefully review the exemption in consultation with counsel to assure it is applicable. There can be no assurance that all of the conditions of any such exemption will be satisfied.

Plan Assets

Under ERISA and the regulations promulgated thereunder by the DOL, as modified by Section 3(42) of ERISA (the “Plan Assets Regulation”), when a Benefit Plan Investor acquires an equity interest in an entity that is neither a “publicly-offered security” (within the meaning of the Plan Assets Regulation) nor a security issued by an investment company registered under the 1940 Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by Benefit Plan Investors or that the entity is an “operating company,” each as defined in the Plan Assets Regulation. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any Benefit Plan Investor investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, neither the Fund or the Adviser will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Benefit Plan Investor that becomes a Shareholder, solely as a result of the Benefit Plan Investor’s investment in the Fund.

Reporting of Indirect Compensation

Under ERISA’s general reporting and disclosure rules, certain Benefit Plan Investors subject to Title I of ERISA are required to include information regarding their assets, expenses and liabilities. To facilitate such a plan administrator’s compliance with these requirements, it is noted that the descriptions of the fees contained in this prospectus, including the descriptions of the Management Fee and Incentive fee payable to the Adviser, is intended to satisfy the disclosure requirements for “eligible indirect compensation” for which the alternative reporting option on Schedule C of Form 5500 Annual Return/Report may be available.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through Benefit Plan Investor.

Other Plans

Certain Plans, such as governmental plans and non-U.S. plans, may not be subject to ERISA or Section 4975 of the Code, but may be subject to provisions of Similar Laws which may restrict the type of investments such a Plan may make or otherwise have an impact on such a Plan’s ability to invest the Fund. Accordingly, each Plan, including governmental and non-U.S. plans, considering an investment in the Shares should consult with their legal advisors regarding their proposed investment in the Shares.

Representation

By acceptance of the Shares, each purchaser of the Shares will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser to acquire and hold the Shares constitutes assets of any Plan or (ii) the purchase of the Shares by such purchaser will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion of ERISA, the Code and Similar Law issues should not be construed as legal advice. Fiduciaries of Plans should consult their own legal advisors with respect to issues arising under ERISA, the Code and applicable Similar Laws make their own independent decision regarding an investment in the Fund. The foregoing discussion is general in nature and is not intended to be all-inclusive. Each Plan fiduciary should consult with its legal advisors concerning the considerations discussed above before making an investment in the Fund. As indicated above, Similar Laws governing the investment and management of the assets of Plans that are not subject to Title I of ERISA or Section 4975 of the Code, such as governmental plans and non-U.S. plans, may contain fiduciary responsibility and prohibited transaction requirements similar to those under ERISA and Section 4975 of the Code. Accordingly, such Plans, in consultation with their legal advisors, should consider the impact of their respective laws and regulations on an investment in the Fund and the considerations discussed above, if applicable.

Anti-Takeover Provisions in the Declaration of Trust

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The trustees are elected for indefinite terms and do not stand for reelection. A trustee may be removed from office with cause only by a written instrument signed or adopted by a majority of the remaining trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation in which a Shareholder of the Fund owning five percent or more of the Shares of any class is not party. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Plan of Distribution

Franklin Distributors, LLC, located at One Franklin Parkway, San Mateo, CA 94403-1906, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. Investors purchasing Class A Shares may be charged a sales load of up to 2.00% of the investment amount. Advisor Class Shares are offered for sale through the Distributor at NAV. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of the Fund’s Shares. Advisor Class Shares do not impose a front-end sales charge. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the purchase of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Shares. Advisor Class Shares are not subject to either a distribution fee or a shareholder servicing fee.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay Additional Compensation to Financial Intermediaries in connection with the sale of Shares. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediaries’ registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, the Fund pays a servicing fee to the Financial Intermediaries or financial institutions and for providing ongoing services in respect of clients with whom it has distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request. Class A Shares may be charged an annual distribution and shareholder servicing fee of up to 0.50% per year, payable monthly of the average daily net assets attributable to Class A Shares.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement.

Purchasing Shares

Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by SS&C. The returned check and stop payment fee is currently $25. Investors may buy and sell Shares of the Fund through Financial Intermediaries, which are authorized to designate other intermediaries to receive purchase and repurchase orders on the Fund’s behalf. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary or such Financial Intermediary’s authorized designee. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary or a Financial Intermediary’s authorized designee before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary or such Financial Intermediary’s authorized designee. The Fund will be deemed to have received a purchase or repurchase order when a Financial Intermediary or, if applicable, a Financial Intermediary’s authorized designee, receives the order.

The availability of sales charge waivers, discounts, and/or breakpoints may depend on the particular Financial Intermediary or type of account through which an investor purchases or holds Shares. Investors should contact their Financial Intermediary for more information regarding applicable sales charge waivers and discounts available to them and the Financial Intermediary’s related policies and procedures.

If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Franklin BSP Private Credit Fund to:

Overnight:	Regular Mail:
Franklin BSP Private Credit Fund SS&C GIDS, Inc.	Franklin BSP Private Credit Fund SS&C GIDS, Inc.
430 W 7th Street, Suite 219433	P.O. Box 219433
Kansas City, MO 64105-1407	Kansas City, MO 64121-9433

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund may accept cashier’s checks in amounts greater than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. The Financial Intermediary may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 800-343-3736 for wiring instructions and to notify the Fund that a wire transfer is coming.

Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: 1010-0069-5
Credit: Franklin BSP Private Credit Fund
Account #: 9872585747

Further Credit:
Franklin BSP Private Credit Fund
(shareholder registration)
(shareholder account number)

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. Subsequent investments may be made in any amount.

You may elect to make subsequent investments by transfers of any amount on specified days of each month into your established Fund account. Please contact your registered representative/investment advisor for more information about the Fund’s Automatic Investment Plan.

In compliance with the USA Patriot Act of 2001, the USB Administrator will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Registered representatives/investment advisors may call Investor Relations at 833-260-3565 for additional assistance when completing an application.

If the USB Administrator does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial purchase of Class A Shares by an investor is $2,500. The Fund reserves the right to waive the investment minimum. The minimum initial purchase for Advisor Class Shares by an investor is $1,000,000. The Fund and the Adviser reserve the right to waive the investment minimum. See “—Advisor Class Shares—Qualified Investors for Advisor Class.” The Fund’s Shares are offered for sale through its Distributor at NAV plus the applicable sales load. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all Financial Intermediaries offer all classes of shares. If your Financial Intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class A Shares

Investors purchasing Class A Shares may pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 2.00%, as set forth below. A reallowance to participating broker-dealers may be made by the Distributor from the sales load paid by each investor. The following sales loads apply to your purchases of shares of the Fund:

Amount Purchased	Dealer Reallowance*	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $100,000	2.00%	2.00%	2.04%
$100,000-$249,999	1.00%	1.00%	1.01%
$250,000 and over	1.00%	0.00%	0.00%

*	Gross Dealer Concession paid to participating broker-dealers. The Distributor will compensate participating broker-dealers for purchases of $250,000 or more. With respect to those purchases of $250,000 or more only, investors will pay a contingent deferred sales charge of 1.00% for Class A Shares repurchased within 12 months of purchase.

You may be able to buy Class A Shares without a sales charge (i.e., “load-waived”) when you are:

●	reinvesting dividends or distributions;

●	a current or former trustee of the Fund;

●	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in Section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

●	purchasing shares through the Fund’s Distributor;

●	purchasing shares through a financial services firm that has a special arrangement with the Fund; or

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services.

The following are additional features that should be taken into account when purchasing Class A Shares:

●	a minimum initial investment of $2,500, and a minimum subsequent investment in any amount (the Fund reserves the right to waive investment minimums); and

●	a monthly distribution and shareholder servicing fee at an annual rate of up to 0.50% of the average daily net assets of the Fund attributable to Class A Shares.

●	with respect to purchases of $250,000 or more only, a contingent deferred sales charge of 1.00% for shares repurchased within 12 months of purchase.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A Shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

●	an individual;

●	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

●	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a Shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Class A Shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include the cost of Class A Shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any Financial Intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Distribution Expenses

The Fund has adopted a “Distribution Plan” with respect to its Class A Shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Distribution Plan, the Fund, with respect to Class A Shares, may incur expenses on an annual basis equal up to 0.50% of its average net assets attributable to Class A.

Class A Sales Load or Contingent Deferred Sales Charge Waivers

Class A shares may be purchased without an initial sales load or contingent deferred sales charge (a “CDSC”) by certain investors. If you would like information about available initial sales load or contingent deferred sales charge waivers (a “Waiver”), call your investment representative or SS&C at 833-260-3565.

Waivers for certain investors. The following investors or investments qualify to buy Class A shares without an initial sales load or CDSC due to anticipated economies in sales efforts and expenses, including:

●	Employees of securities dealers that have executed a selling agreement with the Distributor and their affiliates and their family members, as allowed by the internal policies of their employer;

●	Assets held in accounts managed by a subsidiary of Franklin Templeton, either (1) under an advisory agreement (including sub-advisory agreements) or (2) as trustee of an inter vivos or testamentary trust;

●	Group annuity separate accounts offered to retirement plans;

●	Purchases by a bank, trust company or thrift institution that is acting as a fiduciary exercising investment discretion;

●	Shares acquired by an investor in connection with a comprehensive fee or other advisory fee arrangement (an “Advisory Fee Program”) between the investor and a registered broker-dealer, investment advisor, trust company, bank, or other financial intermediary (a “Sponsor”) in which the investor pays that Sponsor a fee for investment advisory services and the Sponsor or a broker dealer through whom the shares are acquired has an agreement with the Distributor authorizing the sale of the Fund’s shares. Such investments may be made in any amount;

●	Clients of financial intermediaries who have entered into an agreement with the Distributor and have been approved by the Distributor to offer the Fund’s shares through a network, platform or self-directed investment brokerage account that may charge a transaction or other fee to customers; and

●	Employer Sponsored Retirement Plans (“Plans” or individually, “Plan”) that invest through a record-keeper platform or third party retirement platform;

Advisor Class Shares

Advisor Class Shares will be sold at the NAV next computed after an order is received and accepted by the fund per Advisor Class Share and are not subject to any upfront sales charge. Advisor Class Shares are not subject to a distribution fee, shareholder servicing fees, or contingent deferred sales charge. Advisor Class Shares may only be available through certain Financial Intermediaries. Because the Advisor Class Shares of the Fund are sold at the NAV next computed after an order is received and accepted by the fund per Advisor Class Share without an upfront sales charge, the entire amount of your purchase is available for investment immediately. However, for all accounts, Advisor Class Shares require a minimum investment of $1,000,000, while subsequent investments may be made with any amount. The Fund and the Adviser reserve the right to waive the investment minimum.

Qualified Investors for Advisor Class

The following investors or investments qualify to buy Advisor Class shares of the Fund:

●	Shares acquired by an investor in connection with an Advisory Fee Programs between the investor and a Sponsor in which the investor pays that Sponsor a fee for investment advisory services and the Sponsor or a broker dealer through whom the shares are acquired has an agreement with the Distributor authorizing the sale of the Fund’s shares. Such investments may be made in any amount;

●	Governments, municipalities, and tax-exempt entities that meet the requirements for qualification under section 501 of the Internal Revenue Code when purchasing direct from the Fund;

●	Current employees of securities dealers that have executed a selling agreement with the Distributor, and those employees’ affiliates and their family members, as allowed by the internal policies of their respective employers;

●	Current and former officers, trustees, directors, and full-time employees (and, in each case, their family members) of Franklin Templeton or Franklin Templeton funds (including any foundation, trust or benefit plan maintained, owned, controlled, or established by or for any such person), consistent with our then current policies. The minimum initial investment is $1,000 or $25 for accounts with an automatic investment plan;

●	Assets held in accounts managed by a subsidiary of Franklin Templeton, either (1) under an advisory agreement (including sub-advisory agreements) or (2) as trustee of an inter vivos or testamentary trust;

●	Plans that invest through a record-keeper or third party retirement platform;

●	Purchases by a bank, trust company or thrift institution that is acting as a fiduciary exercising investment discretion;

●	Any trust or plan established as part of a qualified tuition program under Section 529 of the Internal Revenue Code;

●	An individual or entity associated with a current customer of Franklin Templeton Institutional, LLC (FTI, LLC) if approved by FTI, LLC in consultation with its customers;

●	Unaffiliated U.S. registered mutual funds, including those that operate as “fund of funds”;

●	Assets held in accounts under the recommendation of an investment consultant provided that (1) assets are held with a firm unaffiliated with the investment consultant’s firm; (2) the investment consultant is under a retainer or other similar fee arrangement with its clients; (3) the client is not an individual; and (4) a subsidiary of Franklin Resources, Inc. approves the investment; and

●	Clients of financial intermediaries who have entered into an agreement with the Distributor and have been approved by the Distributor to offer the Fund’s shares through a network, platform, or self-directed investment brokerage account that may charge a transaction or other fee to customers. The minimum initial investment is $100,000, unless otherwise waived by the Distributor.

The Fund and the Adviser may permit the waiver of the minimum initial purchase amount in other situations, if deemed appropriate.

Distributor

Franklin Distributors, LLC, located at One Franklin Parkway, San Mateo, CA 94403-1906, serves as distributor of the Fund’s Shares.

Distributions

The Fund intends to make a distribution each month to its Shareholders of the net investment income of the Fund after payment of Fund operating expenses. The dividend rate may be modified by the Board from time to time.

To the extent that any portion of the Fund’s monthly distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although such return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder’s tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain. The initial distribution will be declared on date determined by the Board.

Each year, a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to Shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions to Shareholders using proceeds it receives from Fund distributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

As discussed in the “Tax Aspects” section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.

Distribution Reinvestment Plan

The Fund operates under the DRIP administered by SS&C. Pursuant to the plan, the Fund’s Distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating shareholder. A shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to SS&C. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C at least one (1) business day prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the DRIP. Under the DRIP, the Fund’s Distributions to Shareholders are automatically reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, SS&C, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

SS&C will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. SS&C will hold shares in the account of the Shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the DRIP. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. SS&C will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the DRIP, SS&C will administer the DRIP on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the DRIP.

Neither SS&C nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRIP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any U.S. federal, state, local or non-U.S. tax that may be payable (or required to be withheld) on such Dividends. See “Tax Aspects.”

The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

All correspondence concerning the DRIP should be directed to SS&C at Franklin BSP Private Credit Fund, c/o SS&C GIDS, Inc., P.O. Box 219433, Kansas City, MO 64121-9433. Certain transactions can be performed by calling the toll free number 833-260-3565.

Fiscal Year; Reports

For accounting purposes, the Fund’s fiscal year and tax year end on December 31. As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

Privacy Notice

We are committed to maintaining the privacy of our Shareholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we will not receive any non-public personal information about Shareholders of the Shares of the Fund, although certain of our Shareholders’ non-public information may become available to us. The non-public personal information that we may receive falls into the following categories:

●	Information we receive from Shareholders, whether we receive it orally, in writing or electronically. This includes Shareholders’ communications to us concerning their investment;

●	Information about Shareholders’ transactions and history with us; or

Other general information that we may obtain about Shareholders, such as demographic and contact information such as address. We do not disclose any non-public personal information about Shareholders, except:

●	to our affiliates (such as our investment advisor) and their employees that have a legitimate business need for the information;

●	to our service providers (such as our administrator, accountants, attorneys, custodians, transfer agent, underwriter and proxy solicitors) and their employees as is necessary to service shareholder accounts or otherwise provide the applicable service;

●	to comply with court orders, subpoenas, lawful discovery requests, or other legal or regulatory requirements; or

●	as allowed or required by applicable law or regulation.

When the Fund shares non-public shareholder personal information referred to above, the information is made available for limited business purposes and under controlled circumstances designed to protect our Shareholders’ privacy. The Fund does not permit use of shareholder information for any non-business or marketing purpose, nor does the Fund permit third parties to rent, sell, trade or otherwise release or disclose information to any other party.

The Fund’s service providers, such as the advisor, administrator, and transfer agent, are required to maintain physical, electronic, and procedural safeguards to protect shareholder nonpublic personal information; to prevent unauthorized access or use; and to dispose of such information when it is no longer required.

Personnel of affiliates may access shareholder information only for business purposes. The degree of access is based on the sensitivity of the information and on personnel need for the information to service a shareholder’s account or comply with legal requirements.

If a shareholder ceases to be a shareholder, we will adhere to the privacy policies and practices as described above. We may choose to modify our privacy policies at any time. Before we do so, we will notify Shareholders and provide a description of our privacy policy.

In the event of a corporate change in control resulting from, for example, a sale to, or merger with, another entity, or in the event of a sale of assets, we reserve the right to transfer your non-public personal information to the new party in control or the party acquiring assets.

Inquiries

Inquiries concerning the Fund and the Shares should be directed to:

Benefit Street Partners L.L.C.
Investor Relations
One Madison Avenue, Suite 1600
New York, NY 10010
(212) 588-6770

FRANKLIN BSP PRIVATE CREDIT FUND

CLASS A SHARES OF BENEFICIAL INTEREST

ADVISOR CLASS SHARES OF BENEFICIAL INTEREST

PROSPECTUS

April 28, 2025

All dealers that buy, sell or trade the Shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

FRANKLIN BSP PRIVATE CREDIT FUND
CLASS A SHARES OF BENEFICIAL INTEREST
ADVISOR CLASS SHARES OF BENEFICIAL INTEREST

Statement of Additional Information

April 28, 2025

Franklin BSP Private Credit Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company that operates as an interval fund. The Fund’s investment objective is to generate attractive risk-adjusted returns with consistent current income. There can be no assurance that the Fund will achieve its investment objectives.

This Statement of Additional Information (this “Statement of Additional Information”) is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the Class A and Advisor Class, prospectus dated April 28, 2025 (the “Prospectus”). This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained upon request and without charge by writing to the Fund at Benefit Street Partners L.L.C., One Madison Avenue, Suite 1600, New York, NY 10010 or by calling toll-free 833-260-3565 or by accessing the Fund’s website at https://www.fbspx.com. The information on the website is not incorporated by reference into this Statement of Additional Information and investors should not consider it a part of this Statement of Additional Information. The Prospectus, and other information about the Fund, is also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

Investment Objectives, Policies and Risks

Investment Objective

The Fund’s investment objective is to generate attractive risk-adjusted returns with consistent current income.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. The Fund may not:

●	Make investments for the purpose of exercising control or management;

●	Purchase or sell real estate, commodities or commodity contracts, except that, to the extent permitted by applicable law, the Fund may (i) invest in securities directly or indirectly secured by real estate or interests therein or issued by entities that invest in real estate or interests therein; (ii) acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of other assets; (iii) invest in instruments directly or indirectly secured by commodities or securities issued by entities that invest in or hold such commodities and acquire temporarily commodities as a result thereof; and (iv) purchase and sell forward contracts, financial futures contracts and options thereon;

●	Issue senior securities or borrow money except as permitted by Section 18 of the 1940 Act or otherwise as permitted by applicable law;

●	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act in selling its own securities or portfolio securities;

●	Make loans to other persons, except that (i) the Fund will not be deemed to be making a loan to the extent that the Fund makes investments in accordance with its stated investment strategies or otherwise purchases senior, secured corporate loans (“Syndicated Loans”), subordinated loans (“Subordinated Loans”), Corporate Bonds, investment grade rate debt securities issued by CLOs, debentures or other loans or debt securities of any type, preferred securities, commercial paper, pass through instruments, loan participation interests, corporate loans, certificates of deposit, bankers acceptances, repurchase agreements or any similar instruments; (ii) the Fund may take short positions in any security or financial instrument; and (iii) the Fund may lend its portfolio securities in an amount not in excess of 331∕3% of its total assets, taken at market value, provided that such loans shall be made in accordance with applicable law; and

●	Invest more than 25% of its total assets (taken at market value at the time of each investment) in the securities of issuers in any one industry; provided that securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or securities of state and municipal governments or their political subdivisions (other than those securities backed only by the assets and revenues of non-governmental users with respect to which the Fund will not invest 25% or more of the value of its total assets (taken at market value at the time of each investment) in securities backed by the same source of revenue).

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day.

The fundamental policies set forth above restrict the ability of the Fund to engage in certain practices and purchase securities and other instruments other than as permitted by, or consistent with, applicable law, including the 1940 Act. Relevant limitations of the 1940 Act as they presently exist are described below. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition, interpretations and guidance provided by the SEC staff may be taken into account to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statute, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no vote of Shareholders, as applicable, will be required or sought.

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Non-Fundamental Investment Restrictions

The Fund is also subject to the following non-fundamental restrictions and policies, which may be changed by the Board without the approval of the holders of a majority of the outstanding voting securities of the Fund. The Fund may not:

●	Change or alter the Fund’s investment objective;

●	Purchase securities of other investment companies, except to the extent that such purchases are permitted by applicable law, including any exemptive orders issued by the SEC; and

●	Purchase any securities on margin except as may be necessary in connection with transactions described under “The Fund’s Investments” above and except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio investments (the deposit or payment by the Fund of initial or variation margin in connection with swaps, forward contracts and financial futures contracts and options thereon is not considered the purchase of a security on margin).

Compliance with any policy or limitation of the Fund that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. The policy will not be violated if these limitations are exceeded because of changes in the market value or investment rating of the Fund’s assets or if a Borrower distributes equity securities incident to the purchase or ownership of a Syndicated Loan or in connection with a reorganization of a Borrower. The Fund interprets its policies with respect to borrowing and lending to permit such activities as may be lawful for the Fund, to the full extent permitted by the 1940 Act or by exemption from the provisions therefrom pursuant to an exemptive order of the SEC.

Other Risks

The following disclosure supplements the disclosure set forth under the caption “Risk Factors” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters disclosed. Prospective investors must refer also to “Risk Factors” in the Prospectus for a complete presentation of the matters disclosed below. The Fund will only make investments permitted by the 1940 Act.

Bank Loans and Participations

The Fund’s investment program may include bank loans and participations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a “preferential transfer,” “fraudulent conveyance” or “fraudulent transfer,” among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors’ rights laws; (ii) so-called “lender liability” claims by the issuer of the obligations; (iii) environmental liabilities that may arise with respect to collateral securing the obligations; (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations; and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual borrower.

The Fund may acquire interests in loans either directly (by way of assignment) or indirectly (by way of participation). The Fund typically acquires loans by assignment, but may in some instances purchase loans by participation. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a contracting party under the loan agreement with respect to the loan; however, its rights can be more restricted than those of the assigning institution. Participation in a portion of a loan typically results in a contractual relationship only with the institution participating out the interest and not with the obligor. The Fund would, in such a case, have the right to receive payments of principal and interest to which it is entitled only from the institution selling the participation, and not directly from the obligor, and only upon receipt by such institution of such payments from the obligor. As the owner of a participation, the Fund generally will have no right to enforce compliance by the obligor with the terms of the loan agreement or to vote on amendments to the loan agreement, nor any rights of set-off against the obligor, and the Fund may not directly benefit from collateral supporting the loan in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the applicable loan. Consequently, the Fund will assume the credit risk of both the obligor and the institution selling the participation to the Fund. As a result, concentrations of participations from any one selling institution subject the Fund to an additional degree of risk with respect to defaults by such selling institution.

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Fixed-Income Instruments

The Fund invests in fixed-income instruments, such as high-yield corporate debt securities or bonds. Corporate bonds (“Corporate Bonds”) and other fixed-income instruments are typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the “Underwriter”) for a group of investors (“Bond Investors”). In secured fixed-income instrument offerings, an institution, typically but not always an agent affiliated with the Underwriter, holds any collateral on behalf of the Bond Investors. The Fund may purchase fixed-income instruments either directly from the Underwriter or from a Bond Investor.

An issuer of fixed-income instruments must typically comply with the terms contained in a note purchase agreement or indenture between the issuer and the holders of the instruments (the “Bond Agreement”). These Bond Agreements generally detail the schedule of payments and also place certain restrictive financial and other covenants on the issuer, similar to those in loan agreements. A trustee typically administers and enforces the terms of the Bond Agreement and the fixed-income instrument on behalf of all holders of the instrument.

The rights of holders of high-yield corporate debt securities or bonds are generally subordinate to any existing senior or secured lenders in the issuer’s capital structure and are structurally subordinated to the rights of any existing or future lenders to an issuer’s subsidiaries that do not guarantee the high-yield corporate debt securities or bonds, and thus have a lower priority in payment than such lenders.

Commercial Real Estate Loans

Senior Mortgage Loans. These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.

Subordinated Debt. These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.

Preferred Equity. Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.

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Mezzanine Loans. Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.

Commercial Mortgage-Backed Securities

Commercial Mortgage-Backed Securities (“CMBS”) are fixed income instruments that are secured by mortgage loans on commercial real property. CMBS typically take the form of multi-class debt or pass-through certificates secured by mortgage loans on commercial properties. They generally are structured to provide protection to investors in senior tranches against potential losses on the underlying mortgage loans. Such protection generally is provided by causing holders of subordinated classes of securities (“Subordinated CMBS”) to take the first loss in the event of defaults on the underlying commercial mortgage loans. The Fund may invest in CMBS of any credit quality, including, without limitation, CMBS are subject to credit risk and prepayment risk. Although prepayment risk is present, it is of a lesser degree in CMBS than in the residential mortgage market; commercial real estate property loans often contain provisions which substantially reduce the likelihood that such securities will be prepaid (e.g., significant prepayment penalties on loans and, in some cases, prohibition on principal payments for several years following origination).

Debtor-in-Possession (“DIP”) Loans

The Fund may invest in or extend loans to companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. These DIP loans are most often working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. While such loans are generally viewed as less risky than many other types of loans as a result of their seniority in the debtor’s capital structure, their underlying collateral and because their terms will have been approved by a federal bankruptcy court order, the debtor’s reorganization efforts may fail and the proceeds of the ensuing liquidation of the DIP lender’s collateral might be insufficient to repay the DIP loan.

Lender Liability

Under common law principles that in some cases form the basis for lender liability claims, if a lender (i) intentionally takes an action that results in the undercapitalization of a borrower or issuer to the detriment of other creditors of such borrower or issuer; (ii) engages in other inequitable conduct to the detriment of such other creditors; or (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors (a remedy called “equitable subordination”). The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine; however, because of the nature of the debt obligations, the Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor which are held by the Fund should be equitably subordinated.

Restricted and Illiquid Securities

The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act” and, such securities, “Rule 144A Securities”). Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board directs Benefit Street Partners L.L.C. (“BSP” or “Adviser”), or to carefully monitor the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

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Special Situations

The Fund may invest in companies undergoing work-outs, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.

Structured Credit

The Fund may invest in asset-backed opportunities across broad sectors such as corporate credit or real estate. The Fund will target investment opportunities that are directly originated and privately negotiated that may include (1) financings secured by pools of real estate assets; and (2) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. obligors (“U.S. CLOs”). The investments in the “equity” of structured credit products (including CLOs) refers to the junior-most or residual debt tranche of such structured credit products (i.e., the tranche whose rights to payment are not senior to any other tranche, which does not typically receive a credit rating and is typically not secured (and is also typically referred to as subordinated notes, income notes, preferred shares or preferred securities, or, more generally, as “equity”)) (the “Residual Tranche”).

CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which the Fund invests may be highly leveraged, which magnifies the Fund’s risk of loss on such investments.

Collateralized Debt Obligations

The Fund may invest in collateralized debt obligations (“CDOs”), which include collateralized bond obligations (“CBOs”), CLOs and other securitized products. CDOs are types of asset-backed securities. The risks of an investment in a CDO depend largely on the type of collateral securities and the class of the CDO in which the Fund invests. The Fund may invest in CDOs backed by corporate bond obligations, real estate loans and other asset classes. Normally, CDOs, CBOs, CLOs and other securitized products are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized by the Fund as illiquid securities. However, an active dealer market may exist for CDOs, allowing a CDO to qualify for transactions under Rule 144A of the Securities Act. In addition to the normal risks associated with fixed income securities and asset-backed securities generally discussed elsewhere in this Statement of Additional Information, CDOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.

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Structured Products Risk. The Fund may invest in structured products, consisting of CLOs and credit-linked notes. CLOs and structured products are generally backed by an asset or a pool of assets (often senior secured loans and other credit-related assets in the case of a CLO) that serve as collateral. Holders of structured products bear the risks, including credit risk, of the underlying investments, index or reference obligation and are subject to prepayment and counterparty risks.

In some instances, such as in the case of most CLOs, structured products are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer-term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold. Structured products, and particularly subordinated interests thereof, are less liquid than many other types of securities and may be more volatile than the underlying assets. As a result, investments in CLOs and credit-linked notes may be subject to liquidity risk and may be characterized by the Fund as illiquid securities. In addition to the general risks associated with debt securities discussed herein, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the fact that investments in CLO equity and junior debt tranches will likely be subordinate to other senior classes of CLO debt; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

In addition, changes in the collateral held by a CLO may cause payments on the instruments the Fund holds to be reduced, either temporarily or permanently. Further, the performance of a CLO or other structured products will be affected by a variety of factors, including the security’s priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. There are also the risks that the trustee of a CLO does not properly carry out its duties to the CLO, potentially resulting in loss to the CLO. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility.

Rights Offerings and Warrants to Purchase

The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe for and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe for additional shares is not exercised prior to the rights’ or warrants’ expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the related security’s market price such as when there is no movement in the level of the underlying security.

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Equity Securities

In addition to common stock, the Fund may invest in other equity securities, including preferred stock, convertible securities and depositary receipts.

Preferred Stock. Preferred stock has a preference over common stock in liquidation (and generally dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of the issuer’s preferred stock than in more senior credit securities with similar stated yield characteristics. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of trustees. Preferred stock also may be subject to optional or mandatory redemption provisions.

Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Depositary Receipts. The Fund may hold investments in sponsored and unsponsored American depositary receipts (“ADRs”), European depositary receipts (“EDRs”), global depositary receipts (“GDRs”) and other similar global instruments. ADRs typically are issued by a U.S. bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as continental depositary receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies that evidence ownership of either non-U.S. or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs present the additional investment considerations of non-U.S. securities.

Cash Equivalents and Short-Term Debt Securities

For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt securities are defined to include, without limitation, the following:

(1)          U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. The economic crisis in the United States during 2008 and 2009 negatively impacted government-sponsored entities. As the real estate market has deteriorated through declining home prices and increasing foreclosure, government-sponsored entities, which back the majority of U.S. mortgages have experienced extreme volatility, and in some cases, a lack of liquidity. The Adviser will monitor developments and seeks to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.

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(2)          Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.

(3)          Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Adviser will monitor the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Adviser will do so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

(4)          Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Risks of Foreign Investments

Investments in foreign issuers or securities principally traded outside the United States may involve special risks due to foreign economic, political and legal developments, including favorable or unfavorable changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation, nationalization or confiscatory taxation of assets, and possible difficulty in obtaining and enforcing judgments against foreign entities. The Fund may be subject to foreign taxation on realized capital gains, dividends or interest payable on foreign securities, on transactions in those securities and on the repatriation of proceeds generated from those securities. Transaction-based charges are generally calculated as a percentage of the transaction amount and are paid upon the sale or transfer of portfolio securities subject to such taxes. Any taxes or other charges paid or incurred by the Fund in respect of its foreign securities will reduce the Fund’s yield.

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In addition, the tax laws of some foreign jurisdictions in which the Fund may invest are unclear and interpretations of such laws can change over time. As a result, to comply with guidance related to the accounting and disclosure of uncertain tax positions under generally accepted accounting principles (“GAAP”), the Fund may be required to accrue for book purposes certain foreign taxes in respect of its foreign securities or other foreign investments that it may or may not ultimately pay. Such tax accruals will reduce the Fund’s net asset value (“NAV”) at the time accrued, even though, in some cases, the Fund ultimately will not pay the related tax liabilities. Conversely, the Fund’s NAV will be increased by any tax accruals that are ultimately reversed.

Issuers of foreign securities are subject to different, often less comprehensive, accounting, custody, reporting and disclosure requirements than U.S. issuers. The securities of some foreign governments, companies and securities markets are less liquid, and at times more volatile, than comparable U.S. securities and securities markets. Foreign brokerage commissions and related fees also are generally higher than those in the United States. Investments in foreign securities also may be affected by different custody and/or settlement practices or delayed settlements in some foreign markets. The laws of some foreign countries may limit the Fund’s ability to invest in securities of certain issuers located in those countries. Foreign countries may have reporting requirements with respect to the ownership of securities, and those reporting requirements may be subject to interpretation or change without prior notice to investors. No assurance can be given that the Fund will satisfy applicable foreign reporting requirements at all times.

When-Issued and Forward Commitment Securities

The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the Fund’s NAV.

The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive, a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. In some instances, no income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

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The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e., T+7 for par loans and T+20 for distressed loans, in other words more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association (“LSTA”). For par loans, income accrues to the buyer of the senior loan (the “Buyer”) during the period beginning on the last date by which the senior loan purchase should have settled (T+7) to and including the actual settlement date. Should settlement of a par senior loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the senior loan (this payment may be netted from the wire released on settlement date for the purchase price of the senior loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the Loan Agreement prorated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the buyer should have received. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

Stressed Investments

The Fund invests in securities and other obligations of companies that involve significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price paid by the Fund for the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including, but not limited to: (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and/or (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund invests, there is a potential risk of loss by the Fund of its entire investment in such companies.

Certain Bankruptcy and Insolvency Issues

Some of the companies in which the Fund invests may be involved in complex bankruptcy or insolvency proceedings in the United States or elsewhere. There are a number of significant risks inherent in the bankruptcy or insolvency process. The Fund cannot guarantee the outcome of any bankruptcy or insolvency proceeding.

Under U.S. bankruptcy or other insolvency proceedings, the Fund may risk taking a loss on its investment and having its claim released or discharged against the debtor and third parties. For example, under a plan of reorganization, the Fund could receive a cash distribution for less than its initial investment or receive securities or other financial instruments in exchange for its claims, which then could be discharged and released against the debtor or other third parties. In addition, through U.S. bankruptcy proceedings, a debtor can effectuate a sale of assets with a purchaser acquiring such assets free and clear of any claims or liens underlying the Fund’s investment, with the Fund having only potential recourse to the proceeds of the sale.

Under certain circumstances, payments or grants of security to the Fund may be reclaimed, recharacterized or avoided if any such payment or grant is later determined by the applicable court to have been a fraudulent conveyance, fraudulent transfer, preferential payment or otherwise subject to avoidance under applicable law. In addition, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” of a debtor and other creditors can demonstrate that they have been harmed by such actions.

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Many events in a bankruptcy are often beyond the control of the creditors. While creditors may be given an opportunity to object to or otherwise participate in significant actions, there can be no assurance that a court in the exercise of its broad powers or discretion would not approve actions that would be contrary to the interests of the Fund.

The duration of a bankruptcy or insolvency proceeding is difficult to predict. A creditor’s return on investment can be adversely impacted by delays while a plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court and until the plan ultimately becomes effective. Similar delays can occur while a court considers a sale or other restructuring transaction. In addition, the administrative costs in connection with a bankruptcy or insolvency proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to unsecured creditors or equity holders. If a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Also, in the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Further, certain claims that have priority by law (for example, claims for taxes) may be quite substantial.

The effect of a bankruptcy filing on or by a portfolio company may adversely and permanently affect the portfolio company. The portfolio company may lose its market position, going concern value and key employees and otherwise become incapable of restoring itself as a viable entity. If the proceeding is converted to a liquidation, the liquidation value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment.

Other Portfolio Strategies

Short Sales

The Fund may engage in short sales of securities, particularly of Corporate Bonds and other fixed-income instruments. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, for risk management, to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

Short selling involves a number of risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may, but is not expected to, have substantial short positions and may engage in short sales where it does not own or have the immediate right to acquire the security sold short, and as such must borrow those securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement any short sale strategy it employs due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.

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The Fund’s ability to access the pledged collateral may also be impaired in the event the broker becomes bankrupt, insolvent or otherwise fails to comply with the terms of the contract. In such instances, the Fund may not be able to substitute or sell the pledged collateral and may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. This may limit the Fund’s investment flexibility, as well as its ability to meet other current obligations.

In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.

Derivatives

General Limitations on Futures and Options Transactions. The Fund has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association, which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Fund is not subject to regulation as a commodity pool under the Commodity Exchange Act (the “CEA”).

Various exchanges and regulatory authorities have undertaken reviews of options and futures trading in light of market volatility. Among the possible actions that have been presented are proposals to adopt new or more stringent daily price fluctuation limits for futures and options transactions and proposals to increase the margin requirements for various types of futures transactions.

Foreign currency forward contracts. The Fund may enter into foreign currency forward contracts to reduce the Fund’s exposure to foreign currency exchange rate fluctuations in the value of foreign currencies. In a foreign currency forward contract, the Fund agrees to receive or deliver a fixed quantity of one currency for another, at a pre-determined price at a future date. Forward foreign currency contracts are marked-to-market at the applicable forward rate.

There is no guarantee that it will be practical to hedge currency risks or that any efforts to do so will be successful.

Options. The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.

As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

Certain Considerations Regarding Options. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

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Some, but not all, of the Fund’s derivative instruments may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Futures Contracts. The Fund may enter into securities-related futures contracts, including security futures contracts, as an anticipatory hedge. The Fund’s derivative investments may include sales of futures as an offset against the effect of expected declines in securities prices and purchases of futures as an offset against the effect of expected increases in securities prices. The Fund does not enter into futures contracts which are prohibited under the CEA and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be “short” the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.

Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. To enter into a security futures contract, the Fund must deposit funds with its futures commodities merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.

An open position, either a long or short position, is typically closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.

Under certain market conditions, it may also be difficult or impossible to manage the risk from open security futures positions by entering into an equivalent but opposite position in another contract month, on another market, or in the underlying security. This inability to take positions to limit the risk could occur, for example, if trading is halted across markets due to unusual trading activity in the security futures contract or the underlying security or due to recent news events involving the issuer of the underlying security.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. At the expiration of a security futures contract that is settled through physical delivery, a person who is long the contract must pay the final settlement price set by the regulated exchange or the clearing organization and take delivery of the underlying securities. Conversely, a person who is short the contract must make delivery of the underlying securities in exchange for the final settlement price. Settlement with physical delivery may involve additional costs.

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Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.

As noted above, margin is the amount of funds that must be deposited by the Fund to initiate futures trading and to maintain the Fund’s open positions in futures contracts. A margin deposit is intended to ensure the Fund’s performance of the futures contract. The margin required for a particular futures contract is set by the exchange on which the futures contract is traded and may be significantly modified from time to time by the exchange during the term of the futures contract.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. In computing daily NAV, the Fund marks to market the current value of its open futures contracts. The Fund expects to earn interest income on its margin deposits.

Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor. For example, if at the time of purchase 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, before any deduction for the transaction costs, if the account were then closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.

In addition to the foregoing, imperfect correlation between futures contracts and the underlying securities may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.

In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. For example, trading on a particular security futures contract must be halted if trading is halted on the listed market for the underlying security as a result of pending news, regulatory concerns or market volatility. Similarly, trading of a security futures contract on a narrow-based security index must be halted under circumstances where trading is halted on securities accounting for at least 50% of the market capitalization of the index. In addition, regulated exchanges are required to halt trading in all security futures contracts for a specified period of time when the Dow Jones Industrial Average experiences one-day declines of 10%, 20% and 30%. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market.

A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.

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Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.

Swap Agreements. The Fund may enter into swap agreements. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Some swaps are structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.

Swap agreements may increase or decrease the overall volatility of the Fund’s investments and the price of the shares of the Fund (“Shares”). The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, the Fund may not be able to recover the money it expected to receive under the contract.

A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses.

The use of swaps can cause the Fund to be subject to additional regulatory requirements, which may generate additional Fund expenses.

The Fund monitors any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory, investment and tax requirements.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

Derivatives Regulatory Risk. In August 2022, Rule 18f-4 under the 1940 Act, regarding the ability of a registered investment company to use derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions), became effective. Under the new rule, registered investment companies that make significant use of derivatives are required to operate subject to a value-at-risk leverage limit, adopt a derivatives risk management program and appoint a derivatives risk manager, and comply with various testing and board reporting requirements. Such requirements may limit the ability of the Fund to invest in derivatives, short sales and similar financing transactions, limit the Fund’s ability to employ certain strategies that use these instruments and/or adversely affect the Fund’s efficiency in implementing its strategy, liquidity and/or ability to pursue its investment objective.

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Zero Coupon and PIK Bonds

The Fund may invest in zero coupon or PIK bonds. Because investors in zero coupon or PIK bonds receive no cash prior to the maturity or cash payment date applicable thereto, an investment in such securities generally has a greater potential for complete loss of principal and/or return than an investment in debt securities that make periodic interest payments. Such investments are more vulnerable to the creditworthiness of the issuer and any other parties upon which performance relies.

Reverse Repurchase Agreements

The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Repurchase Agreements

The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Securities Lending

To the extent permitted by the 1940 Act, the Fund may make secured loans of its marginable securities to brokers, dealers and other financial institutions; provided, however, that the value of such loaned securities may not exceed one-third of the Fund’s total asset value, including collateral received in respect of such loans. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to broker-dealers and other financial institutions that are believed by the Adviser to be of relatively high credit standing. Loans of securities are made to broker-dealers pursuant to agreements requiring that such loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. The borrower pays to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent. The collateral must have a market value at least equal to 100% of the market value of the loaned securities at all times during the duration of the loan. The Fund invests the cash collateral received in accordance with its investment objectives, subject to the Fund’s agreement with the borrower of the securities. In the case of cash collateral, the Fund typically pays a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Fund. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the Fund’s investment. The Fund may also call such loans to sell the securities involved. When engaged in securities lending, the Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Fund in permissible investments.

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ESG Risk

From an environmental, social and governance perspective, the deal team will evaluate potential investments against BSP’s Responsible Investment Policies and Principles and may highlight in the diligence process an investment where the industry is not ESG-aligned in a manner that presents risk to the Fund (e.g., issues associated with the current governance of a company). Consideration of ESG factors as part of BSP’s overall investment diligence process may negatively impact the performance of the Fund and cause it to pass on investments in which the Fund would otherwise invest. Although the Fund takes ESG factors into account as part of its overall investment diligence process, investments may be made in certain circumstances even if negative ESG factors are present. In contrast, the investment team may also determine not to make an investment in a company with negative ESG factors as they may present reputational and investment risk that could be viewed as adversely impacting the performance of the Fund.

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Management of the Fund

The Fund’s business and affairs are managed under the direction of the Board. The Board currently consists of six members, five of whom are not “interested persons” of the Fund as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”). The Board annually elects the Fund’s officers, who serve at the discretion of the Board. The Board maintains an audit committee and a nominating and governance committee and may establish additional committees from time to time as necessary.

Trustees and Officers

Trustees

Information regarding the members of the Board is set forth below. The trustees have been divided into two groups: interested trustees and Independent Trustees. As set forth in the Fund’s declaration of trust, each trustee’s term of office shall continue until his or her death, resignation or removal.

Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Serviced	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships Held by Trustee
Interested Trustees(3)
Richard J. Byrne 1961	Trustee	Indefinite Length - Since Inception(4)	President of Benefit Street Partners L.L.C.	3	Interested Director of Franklin BSP Capital Corporation, Franklin BSP Real Estate Debt BDC, Franklin BSP Realty Trust, Inc., Benefit Street Partners Multifamily Trust, Inc., and Director of Wynn Resorts, Limited and New York Road Runners.

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Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Serviced	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships Held by Trustee
Independent Trustees
Lee S. Hillman 1955	Trustee	Indefinite Length - Since Inception	President of Liberation Advisory Group	3	Director of Franklin BSP Capital Corporation, Franklin BSP Real Estate Debt BDC, Benefit Street Partners Multifamily Trust, Inc., and Distribution Solutions Group, Inc. (formerly Lawson Products, Inc.).
Ronald J. Kramer 1958	Trustee	Indefinite Length - Since Inception	Chief Executive Officer of Griffon Corporation	2	Director of Griffon Corporation and Franklin BSP Capital Corporation.
Leslie D. Michelson 1951	Trustee	Indefinite Length - Since Inception	Chief Executive Officer of Private Health Management	3	Director of Franklin BSP Capital Corporation, Franklin BSP Real Estate Debt BDC, National Healthcare Properties, Inc. and Global Net Lease, Inc.
Edward G. Rendell 1944	Trustee	Indefinite Length - Since Inception	Retired	2	Director of Global Net Lease, Inc., Franklin BSP Capital Corporation, National Healthcare Properties, Inc., Philadelphia 250, Museum of the American Revolution and Rendell Center for Civics and Civic Education.
Dennis M. Schaney 1957	Trustee	Indefinite Length - Since Inception	Retired	2	Director of Franklin BSP Capital Corporation.

(1)	The address of each trustee is care of the Secretary of the Fund at One Madison Avenue, Suite 1600, New York, NY 10010.

(2)	The Fund Complex includes the Fund, FBCC and Franklin BSP Real Estate Debt BDC and is defined as two or more registered investment companies that (a) hold themselves out to investors as related companies for purposes of investment and investor services; or (b) have a common investment adviser or have an investment adviser that is an affiliated person of any of the other registered investment companies.

(3)	“Interested person,” as defined in the 1940 Act, of the Fund. Richard J. Byrne is an interested person of the Fund due to his affiliation with the Adviser.

(4)	The Fund was incepted on October 3, 2022.

Officers

Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Serviced	Principal Occupation(s) During Past 5 Years
Richard J. Byrne 1961	Chief Executive Officer and President	Indefinite Length - Since Inception	President of Benefit Street Partners L.L.C.
Nina K. Baryski 1984	Chief Financial Officer and Treasurer	Indefinite Length - Since Inception	Managing Director and Fund Controller at Benefit Street Partners L.L.C.; Chief Financial Officer and Treasurer of Franklin BSP Capital Corporation

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Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Serviced	Principal Occupation(s) During Past 5 Years
Kaitlin Curry 1985	Secretary	Indefinite Length - Since January 2025	Director and Associate Regulatory Counsel at Benefit Street Partners L.L.C.; Secretary of Franklin BSP Capital Corporation
George Talarico 1957	Chief Compliance Officer	Indefinite Length - Since January 2024	General Counsel and Managing Director of Alaric Compliance Services LLC; Director at ACA Group; Chief Compliance Officer of Franklin BSP Capital Corporation

(1)	The address of each officer is care of the Secretary of the Fund at One Madison Avenue, Suite 1600, New York, NY 10010.

Biographical Information and Discussion of Experience and Qualifications, etc.

Trustees

The following is a summary of the experience, qualifications, attributes and skills of each trustee that support the conclusion, as of the date of this Statement of Additional Information, that each trustee should serve as a trustee of the Fund.

Interested Trustees

Richard J. Byrne has served as Chairman of the Board, Chief Executive Officer and President of the Fund since March 2020. He also serves as Chairman and Chief Executive Officer of Franklin BSP Realty Trust, Inc. (NYSE: FBRT), Benefit Street Partners Multifamily Trust, Franklin BSP Real Estate Debt BDC and Franklin BSP Capital Corporation (“FBCC”). Mr. Byrne is the President of BSP. Mr. Byrne is a member of the Board of Directors of Wynn Resorts, Limited (NASDAQ: WYNN), and New York Road Runners. He is also the Founder and Chief Executive Officer of KASAI Elite Grappling Championships. Until January 2024, he also served as Chairman and Chief Executive Officer of Franklin BSP Lending Corporation (“FBLC”). Prior to joining BSP, Mr. Byrne was Chief Executive Officer of Deutsche Bank Securities, Inc. He was also the Co-Head of Global Capital Markets at Deutsche Bank as well as a member of their Global Banking Executive Committee and Global Markets Executive Committee. Before joining Deutsche Bank, Mr. Byrne was Global Co-Head of the Leveraged Finance Group, and Global Head of Credit Research at Merrill Lynch & Co. He was also a perennially top-ranked credit analyst, principally in the Gaming, Lodging & Leisure sector. Mr. Byrne earned an MBA from the Kellogg School of Management at Northwestern University, and a B.A. from Binghamton University. We believe that Mr. Byrne’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of our Board.

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Independent Trustees

Lee S. Hillman has served as an independent trustee of the Fund and chairman of the Audit Committee since March 2020. Mr. Hillman has served as President of Liberation Advisory Group, a private management consulting firm, since 2003. Mr. Hillman has also served as Chief Executive Officer of Performance Health Systems, LLC, a business distributing Power Plate® and bioDensity® branded, specialty health and exercise equipment since 2012, and its predecessor since 2009. From February 2006 to May 2008, Mr. Hillman served as Executive Chairman and Chief Executive Officer of Power Plate International (“Power Plate”) and from 2004 through 2006 as CEO of Power Plate North America. Previously, from 1996 through 2002, Mr. Hillman was CEO of Bally Total Fitness Corporation, then the world’s largest fitness membership club business. Mr. Hillman serves as a member of the board of FBCC where he serves as chairman of the Audit Committee. Mr. Hillman also serves as a member of the board of directors and chair of the Audit Committee of Franklin BSP Multifamily Trust, Inc and Franklin BSP Real Estate Debt BDC. Mr. Hillman also serves as a member of the Board of Directors of Distribution Solutions Group, Inc. NASDAQ:DSGR, (formerly Lawson Products, Inc.) where he serves as the lead independent director and chair of its Audit and Compensation Committees. Previously he has served as a member of the Board of Directors of HealthSouth Corporation, Wyndham International, RCN Corporation (where he was Chairman of the Board), Bally Total Fitness Corporation (where he was Chairman of the Board), HC2 Holdings, Inc. Holmes Place, Plc and Professional Diversity Network as well as Trustee of the Adelphia Recovery Trust. Until January 2024, Mr. Hillman also served as a member of the Board of Directors of FBLC, where he served as Chairman of the Audit Committee. Mr. Hillman holds a B.S. in Finance and Accounting from the Wharton School of the University of Pennsylvania and an M.B.A. in Finance and Accounting from the Booth School of Business of the University of Chicago. Mr. Hillman is a Certified Public Accountant and former audit partner with Ernst & Young. We believe that Mr. Hillman’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of our Board.

Ronald J. Kramer has served as an independent trustee of the Fund and chairman of the Nominating and Governance Committee since March 2020. Mr. Kramer also serves as a member of the Board of Directors of FBCC, where he serves as chairman of the Nominating and Corporate Governance Committee. From October 2016 to January 2024, Mr. Kramer also served as a member of the board of directors of FBLC, where he served as Chairman of the Nominating and Corporate Governance Committee. He has served as the Chief Executive Officer of Griffon Corporation (NYSE: GFF) since April 2008, as Chairman of the Board of Griffon Corporation from January 2018, and as a director of Griffon Corporation since 1993. Griffon Corporation is a diversified holding company with a portfolio of industry-leading brands across the building products and consumer products markets. From 2002 through March 2008, he was President and a director of Wynn Resorts, Ltd. (NASDAQ:WYNN), a developer, owner and operator of destination casino resorts. From 1999 to 2001, Mr. Kramer was a Managing Director at Dresdner Kleinwort Wasserstein, an investment banking firm, and its predecessor Wasserstein Perella & Co. Mr. Kramer holds a BS degree from the Wharton School of the University of Pennsylvania and an MBA from New York University. We believe that Mr. Kramer’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of our Board.

Leslie D. Michelson has served as an independent trustee of the Fund since March 2020. Mr. Michelson also serves as a board member of FBCC and Franklin BSP Real Estate Debt BDC. Mr. Michelson served as an independent director of FBLC from January 2011 to January 2024, including as lead independent director since February 2016. In addition, Mr. Michelson has served as an independent director of National Healthcare Properties, Inc. since December 2015, including as non-executive chair since October 2016. Mr. Michelson has served as an independent director of The Necessity Retail REIT, Inc. (formerly known as American Finance Trust, Inc.) (“RTL”) from February 2017 until May 2023. He has also been nominated to serve as an independent director and a member of the audit committee of G&P Acquisition Corp.

Mr. Michelson previously served as an independent director of American Realty Capital — Retail Centers of America, Inc. (“RCA”) from November 2015 until the close of RCA’s merger with RTL in February 2017, and previously served as an independent director of RCA from March 2012 until October 2012. Mr. Michelson previously served as an independent director of Business Development Corporation of America II from August 2014 until its liquidation and dissolution in September 2016 and as an independent trustee of Realty Capital Income Funds Trust, a family of mutual funds advised by an affiliate of AR Global, from April 2013 until its dissolution in January 2017. Mr. Michelson previously served as an independent director of American Realty Capital Healthcare Trust, Inc. (“HT”) from January 2011 until July 2012 and as lead independent director of HT from July 2012 until January 2015 when HT closed its merger with Ventas, Inc. Mr. Michelson served as an independent director of American Realty Capital Trust, Inc. from January 2008, including as lead independent director from July 2012, until the close of its merger with Realty Income Corporation in January 2013. Mr. Michelson also served as an independent director of VEREIT, Inc. (“VEREIT”) from October 2012 until April 2015. Mr. Michelson also served as an independent director of BDCA Venture, Inc. from June 2014 until June 2015. Mr. Michelson served as lead independent director of Benefit Street Partners Realty Trust, Inc. (formerly known as Realty Finance Trust, Inc.) from January 2013 until November 2014. Mr. Michelson served as an independent director of American Realty Capital Daily Net Asset Value Trust, Inc. from August 2011 until February 2012 and as an independent director of New York REIT, Inc. from October 2009 until August 2011. Mr. Michelson received his B.A. from Johns Hopkins University in 1973 and a J.D. from Yale Law School in 1976.

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We believe that Mr. Michelson’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of our Board.

Edward G. Rendell has served as an independent trustee of the Fund since March 2020. He also serves as an independent director of FBCC and, from January 2011 to January 2024, served as a member of the Board of Directors of FBLC. Gov. Rendell has served as an independent director of Global Net Lease, Inc. since March 2012 and of National Healthcare Properties, Inc. since December 2015. Gov. Rendell served as an independent director of RTL from February 2017 through September 2023. Gov. Rendell has also served as an independent director of RCA from October 2012 until the close of its merger with RTL in February 2017 and previously served as an independent director of RCA from February 2011 until March 2012. Gov. Rendell served as an independent director of American Realty Capital Trust III, Inc. from March 2012 until the close of its merger with VEREIT in February 2013. Gov. Rendell also previously served as an independent director of VEREIT from February 2013 until April 2015. Gov. Rendell served as the 45th Governor of the Commonwealth of Pennsylvania from January 2003 through January 2011. As the Governor of the Commonwealth of Pennsylvania, Gov. Rendell served as the chief executive of the nation’s sixth most populous state and oversaw a budget of $28.3 billion. Gov. Rendell also served as the Mayor of Philadelphia from January 1992 through January 2000. As the Mayor of Philadelphia, Gov. Rendell eliminated a $250 million deficit, balanced the city’s budget and generated five consecutive budget surpluses. Gov. Rendell was also the General Chairperson of the National Democratic Committee from November 1999 through February 2001. Gov. Rendell served as the District Attorney of Philadelphia from January 1978 through January 1986. In 1986, Gov. Rendell was a candidate for governor of the Commonwealth of Pennsylvania. In 1987, Gov. Rendell was a candidate for the mayor of Philadelphia.

From 1988 through 1991, Gov. Rendell was an attorney at the law firm of Mesirov, Gelman and Jaffe. From 2000 through 2002, Gov. Rendell was an attorney at the law firm of Ballard Spahr. Gov. Rendell worked on several real estate transactions as an attorney in private practice. An Army veteran, Governor Rendell holds a B.A. from the University of Pennsylvania and a J.D. from Villanova Law School.

We believe that Governor Rendell’s broad business and leadership experience make him well qualified to serve as a member of our Board.

Dennis M. Schaney has served as an independent trustee of the Fund since March 2020. He also serves as an independent director of FBCC. Until January 2024, Mr. Schaney also served as a member of the Board of Directors of FBLC. Mr. Schaney previously served as Managing Director and Head of High Yield and Leveraged Loans at Morgan Stanley Investment Management. Mr. Schaney also served as Co-Head of Morgan Stanley Credit Partners. During this time, he was responsible for leveraged loan, high yield bond and mezzanine investments across a variety of funds including closed-end, open-end and institutional separate accounts. Mr. Schaney retired from Morgan Stanley Investment Management in 2010. From 2003 to 2007, he served as Managing Director and Global Head of Fixed Income for Credit Suisse Asset Management. He oversaw global teams responsible for all fixed income investments and served on the asset management’s Executive Committee and the Management Committee for Credit Suisse. Prior to Credit Suisse, Mr. Schaney founded BlackRock Financial Management’s Leveraged Finance Group which was responsible for high yield, leveraged loan and mezzanine investments. He was also responsible for the alternative investment effort for leveraged assets including the Magnetite CLO/CBO products. In addition to those responsibilities, he co-headed the firm’s credit research effort. Mr. Schaney worked at Merrill Lynch from 1988 through 1997 where he was Global Head of Corporate and Municipal Bond Research and an analyst covering the media, entertainment, and cable sectors. Prior to Merrill Lynch, Mr. Schaney was a Vice President at First Boston Corporation focusing on corporate restructuring and credit advisory services. He was also a Rating Officer for Standard & Poor’s Rating Services. Mr. Schaney holds a B.S. in Psychology from the University of Bridgeport and an M.S. in Finance from Fairfield University. We believe that Mr. Schaney’s investment and business experience make him well qualified to serve as a member of our Board.

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Board Structure and Role of the Board in Risk Oversight

The Board is comprised of six trustees, five of whom are Independent Trustees. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman of the Board, regardless of whether the trustee happens to be independent or a member of management. The Board has determined that its leadership structure, in which the Chairman of the Board is an interested person of the Fund, is appropriate because the Independent Trustees believe that an interested Chairman has a personal and professional stake in the quality and continuity of services provided by management to the Fund. The independent trustees have determined that they can act independently and effectively without having an independent trustee serve as Chairman and that a key factor for assuring that they are in a position to do so is for the trustees who are independent of management to constitute a majority of the Board.

The Board performs its risk oversight function primarily through (a) its two standing committees, which report to the entire Board and are comprised solely of Independent Trustees and (b) monitoring by the Fund’s Chief Compliance Officer in accordance with the Fund’s compliance policies and procedures.

Committees of the Board

The Board has established an audit committee and a nominating and governance committee. The Fund does not have a compensation committee because its executive officers do not receive any direct compensation from the Fund.

Audit Committee. The members of the audit committee are Lee S. Hillman, Leslie D. Michelson and Ronald J. Kramer, each of whom is independent for purposes of the 1940 Act. Lee S. Hillman serves as chairman of the audit committee. The Board has adopted a charter for the audit committee, which is available on the Fund’s website at https://www.fbspx.com. The audit committee is responsible for approving the Fund’s independent accountants, reviewing with the Fund’s independent accountants the plans and results of the audit engagement, approving professional services provided by the Fund’s independent accountants, reviewing the independence of the Fund’s independent accountants and reviewing the adequacy of the Fund’s internal accounting controls. The audit committee held a total of four meetings during the last fiscal year.

Nominating and Governance Committee. The members of the nominating and governance committee are Ronald J. Kramer, Leslie D. Michelson, Edward G. Rendell and Dennis M. Schaney, each of whom is independent for purposes of the 1940 Act. Ronald J. Kramer serves as chairman of the nominating and governance committee. The Board has adopted a charter for the nominating and governance committee, which is available on the Fund’s website at https://www.fbspx.com. The nominating and governance committee is responsible for selecting, researching and nominating trustees for election by the Fund’s Shareholders, selecting nominees to fill vacancies on the Board or a committee of the Board, developing and recommending to the Board a set of corporate governance principles and overseeing the evaluation of the Board and its committees. The nominating and governance committee generally will consider Shareholder nominees to the extent required pursuant to rules under the Securities Exchange Act of 1934. The nominating and governance committee reviews all nominations of potential trustees made by Fund management and by Fund Shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of trustees, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the Shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the nominating and governance committee. The nominating and governance committee held a total of one meeting during the last fiscal year.

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Trustee Beneficial Ownership of Shares

The following table sets forth the dollar range of Shares beneficially owned by each trustee as of December 31, 2024 and the aggregate dollar range of equity securities in all registered investment companies overseen by each trustee in the family of investment companies that includes the Fund.

Name of Trustee		Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)(2)(3)
Interested Trustees
Richard J. Byrne	$	None	Over $100,000
Independent Trustees
Lee S. Hillman	$	None	None
Ronald J. Kramer		None	None
Leslie D. Michelson		None	Over $100,000
Edward G. Rendell		None	None
Dennis M. Schaney		None	None

(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.

(2)	Beneficial ownership determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.

(3)	The family of investment companies includes the Fund, FBCC and Franklin BSP Real Estate Debt BDC and is defined as two or more registered investment companies that (a) share the same investment adviser or principal underwriter; and (b) hold themselves out to investors as related companies for purposes of investment and investor services.

Compensation of Trustees

The Independent Trustees are paid an annual retainer of $30,000. The Chairperson of the Audit Committee and the Chairperson of the Nominating and Governance Committee are also paid an additional annual fee of $5,000 and $2,500, respectively. All trustees are reimbursed for their reasonable out-of-pocket expenses. The trustees do not receive any pension or retirement benefits from the Fund.

The following table shows information regarding the compensation to be received by the trustees, none of whom is an employee of the Fund, for services as a trustee for the fiscal year ending December 31, 2024. The trustees who are “interested persons”, as defined in the 1940 Act, of the Fund and the Fund’s officers do not receive compensation from the Fund.

Name of Trustee	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex* Paid to Trustees
Interested Trustees
Richard J. Byrne	None	None	None	None
Interested Trustees
Lee S. Hillman	$35,000	None	None	$325,508
Ronald J. Kramer	$32,500	None	None	$274,388
Leslie D. Michelson	$30,000	None	None	$326,179
Edward G. Rendell	$30,000	None	None	$253,797
Dennis M. Schaney	$30,000	None	None	$266,118

*	The Fund Complex includes the Fund, FBCC and Franklin BSP Real Estate Debt BDC and is defined as two or more registered investment companies that (a) hold themselves out to investors as related companies for purposes of investment and investor services; or (b) have a common investment adviser or have an investment adviser that is an affiliated person of any of the other registered investment companies.

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Shareholder Communications

Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual trustees) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual trustees) and by sending the communication to the Fund’s office at One Madison Avenue, Suite 1600, New York, NY 10010. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.

Codes of Ethics

The Fund and the Adviser have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restrict certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the applicable code’s requirements. The codes of ethics are included as exhibits to the registration statement of which this Statement of Additional Information forms a part. Shareholders may also read and copy these codes of ethics at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549. Shareholders may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, the codes of ethics are available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

The Adviser

BSP, an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, serves as the Fund’s investment adviser. As of December 31, 2024, BSP had assets under management of approximately $46.1 billion. For more information regarding BSP, see “The Adviser” in the Prospectus. For more information on the services provided by the Adviser to the Fund, see “Management of the Fund” in the Prospectus. For more information on the calculation of the Management Fee and Incentive Fee paid to the Adviser, see “Investment Advisory Agreement —Advisory Fee” in the Prospectus.

The investment advisory agreement (the “Investment Advisory Agreement”) was approved by the Board. The Investment Advisory Agreement will remain in effect until August 17, 2025 and will continue in effect with respect to the Fund from year to year thereafter provided that such continuance is specifically approved at least annually by both (1) the vote of a majority of the Board or the vote of a majority of the outstanding securities of the Fund entitled to vote and (2) by the vote of a majority of the trustees who are not parties to such agreement and are Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreement without penalty. The Investment Advisory Agreement and the Administration Agreement may be terminated at any time, without penalty, by the Adviser and/or Administrator upon 60 days’ notice to the Fund, as applicable.

For the fiscal years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively, the Fund paid the Adviser $1,399,015, $916,929 and $76,549 in advisory fees under the Investment Advisory Agreement.

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Portfolio Management

The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2024: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Saahil Mahajan
Registered Investment Companies	1	$4,169.0	1	$4,169.0
Other Pooled Investment Vehicles	30	$10,365.3	22	$5,566.6
Other Accounts	0	$0	22	$0
Anant Kumar
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0

Material Conflicts of Interest

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the registrant. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute the regisrant's portfolio trades and/or specific uses of commissions from the registrant's portfolio trades (for example, research, or “soft dollars,” if any). BSP has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the registrant from being negatively affected as a result of any such potential conflicts.

Compensation of Portfolio Managers

The Adviser’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The portfolio managers may receive, all or some combination of, salary, an annual bonus and interests in the carried interest in certain of BSP’s funds.

Base Compensation

Generally, when portfolio managers receive base compensation, it is based on their individual seniority and their position within the firm.

Discretionary Compensation

In addition to base compensation, portfolio managers may receive discretionary compensation. Discretionary compensation may be based on individual seniority and contribution.

Securities Ownership of Portfolio Managers

The following table shows the dollar range of equity securities in the Fund beneficially owned by each of the portfolio managers as of December 31, 2024.

Name	Aggregate Dollar Range of Equity Securities in the Fund(1)
Saahil Mahajan	None
Anant Kumar	$500,001 - $1,000,000

(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000 or Over $1,000,000.

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Portfolio Transactions

The Adviser is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions. With respect to Syndicated Loans and Subordinated Loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Adviser will negotiate on behalf of the Fund. Most of these transactions will be principal transactions at net prices for which the Fund will generally incur little or no brokerage costs. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to a lender selling assignment or participations to the Fund. The Adviser will determine the lenders from whom the Fund will purchase assignments and participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. Affiliates of the Adviser may participate in the primary and secondary market for Syndicated Loans and Subordinated Loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund’s ability to acquire some Syndicated Loans and Subordinated Loans. The Adviser does not believe that this will have a material effect on the Fund’s ability to acquire Syndicated Loans and Subordinated Loans consistent with its investment policies. Sales to dealers are effected at bid prices. The illiquidity of some Syndicated Loans and Subordinated Loans may restrict the ability of the Adviser to locate in a timely manner persons willing to purchase the Fund’s interests in Syndicated Loans and Subordinated Loans at a fair price should the Fund desire to sell such interests.

With respect to other types of securities, the Fund may purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid, may purchase securities in the over-the-counter market from an underwriter or dealer serving as a market maker for the securities, in which case the price includes a fixed amount of compensation to the underwriter or dealer, and may purchase and sell listed securities on an exchange, which are effected through brokers who charge a commission for their services.

The Adviser is responsible for arranging for the execution of the Fund’s portfolio transactions and will do so in a manner deemed fair and reasonable to the Fund and in accordance with the Adviser’s conflicts policy. The primary consideration in all portfolio transactions is prompt execution of orders in an effective manner at the most favorable price. In selecting broker-dealers and in negotiating prices and any brokerage commissions on such transactions, the Adviser considers the firm’s reliability, integrity and financial condition and the firm’s execution capability, the size and breadth of the market for the security, the size of and difficulty in executing the order, and the best net price. There may be instances when, in the judgment of the Adviser, more than one firm can offer comparable execution services. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Adviser determines in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Adviser to the Fund and their other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long-term. The advisory fees that the Fund pays to the Adviser will not be reduced if the Adviser receives brokerage and research services. Commission rates for brokerage transactions on foreign stock exchanges are generally fixed.

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Proxy Voting Policy and Proxy Voting Record

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Adviser. The Adviser will vote such proxies in accordance with its proxy policies and procedures. Copies of the Adviser’s proxy policies and procedures are included as Appendix A to this Statement of Additional Information. The Board will periodically review the Fund’s proxy voting record.

The Fund is required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filings are available: (i) without charge, upon request, by calling the Fund at 833-260-3565 or (ii) by visiting the SEC’s website at www.sec.gov.

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Control Persons and Principal Holders of Securities

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a fund or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. To the knowledge of the Fund, as of March 31, 2025, the following persons owned of record or beneficially 5% or more of the outstanding Shares of a class. The trustees and officers, as a group, own less than 1% of the Class A Shares and the Advisor Class Shares. As of March 31, 2025, no entity or person owned of record or beneficially 5% or more of the outstanding Class A Shares of the Fund.

Class	Name & Address	Percentage of Class
Advisor Class Shares	BSP Fund Holdco (Debt Strategy) L.P.(1)	40.55%
	Franklin Global Allocation Fund (2)	22.77%

*	Ownership indicated is beneficial ownership.
(1)	The address of BSP Fund Holdco (Debt Strategy) L.P. is One Madison Avenue, Suite 1600, New York, New York, 10010.
(2)	The address of Franklin Global Allocation Fund is P.O. Box 33030, St. Petersburg, FL 33733.

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Independent Registered Public Accounting Firm

An independent registered public accounting firm for the Fund performs an annual audit of the Fund’s financial statements. Ernst & Young LLP, located at One Manhattan West, New York, NY 10001, serves as the Fund’s independent registered public accounting firm.

Legal Counsel

The Board has engaged Simpson Thacher & Bartlett LLP, located at 900 G Street, N.W., Washington, DC 20001, to serve as the Fund’s legal counsel.

Custodian

U.S. Bank National Association, which has its principal office at Two Liberty Place 50 S. 16th Street, Suite 2000, Philadelphia, PA 19102, serves as the Fund’s custodian.

Transfer Agent

SS&C GIDS, Inc., formerly DST Systems, Inc. (“SS&C”), which has its principal office at 333 West 11th Street, 5th Floor, Kansas City, Missouri 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

SS&C receives a fee for servicing Fund shareholder accounts. The Fund also will reimburse SS&C for certain out-of-pocket expenses necessarily incurred in servicing the shareholder accounts in accordance with the terms of its servicing contract with the Fund.

In addition, SS&C may make payments to financial intermediaries that provide administrative services to defined benefit plans. SS&C does not seek reimbursement by the Fund for such payments. For all classes of shares of the Fund, SS&C may also pay servicing fees, that will be reimbursed by the Fund, in varying amounts to certain financial institutions (to help offset their costs associated with client account maintenance support, statement preparation and transaction processing) that (i) maintain omnibus accounts with the Fund in the institution’s name on behalf of numerous beneficial owners of Fund shares who are either direct clients of the institution or are participants in an IRS-recognized tax-deferred savings plan (including employer-sponsored retirement plans and Section 529 plans) for which the institution, or its affiliate, provides participant level recordkeeping services (called “Beneficial Owners”); or (ii) provide support for Fund shareholder accounts by sharing account data with SS&C through the National Securities Clearing Corporation (NSCC) networking system. In addition to servicing fees received from the Fund, these financial institutions also may charge a fee for their services directly to their clients. SS&C will also receive a fee from the Fund for services provided in support of Beneficial Owners and NSCC networking system accounts.

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Additional Information

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed and copied at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549 or on the EDGAR database on the SEC’s website at http://www.sec.gov. Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at (202) 551-8090. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov) or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-1520.

Other Information Regarding the Plan of Distribution

Shares of the Fund will be continuously offered through Franklin Distributors, LLC, as the exclusive distributor. The Fund has authorized one or more intermediaries (e.g., brokers, investment advisers, etc., collectively “Intermediaries”) to receive orders on its behalf. Such Intermediaries are authorized to designate other Intermediaries to receive orders on the Fund’s behalf. The Fund will be deemed to have received an order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. The Shares will be offered based on the NAV per Share calculated each regular business day.

Intermediary Compensation

The Distributor and/or its non-fund affiliates may make the following additional payments to Intermediaries that sell shares of the Fund:

Marketing support payments. The Distributor may make payments to certain financial intermediaries in connection with their efforts to educate financial advisors and provide services which may facilitate, directly or indirectly, investment in the Fund and other registered funds distributed by the Distributor, collectively “the Funds”. An Intermediary’s marketing support services may include business planning assistance, advertising, educating Intermediary personnel about the Fund and investor financial planning needs, placement on the Intermediary’s list of offered funds, and access to sales meetings, sales representatives and management representatives of the Intermediary. The Distributor may compensate Intermediaries differently depending upon, among other factors, sales and assets levels, redemption rates and the level and/or type of marketing and educational activities provided by the Intermediary. Such compensation may include financial assistance to Intermediaries that enable the Distributor to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events and other financial intermediary-sponsored events. These payments may vary depending upon the nature of the event. The Distributor will, on an annual basis, determine whether to continue such payments. Any assets held on behalf of employer-sponsored retirement plans for which payment is made to an Intermediary pursuant to the following paragraph will be excluded from the calculation of marketing support payments pursuant to this paragraph.

The Distributors may also make marketing support payments to Intermediaries in connection with their activities that are intended to assist in the sale of shares of the Fund, directly or indirectly, to certain employer-sponsored retirement plans that have retained such Intermediaries as plan service providers. Payments may be made on account of activities that may include, but are not limited to, one or more of the following: business planning assistance for Intermediary personnel, educating Intermediary personnel about the Fund, access to sales meetings, sales representatives, wholesalers, and management representatives of the Intermediary, and detailed sales reporting. An Intermediary may perform the services itself or may arrange with a third party to perform the services. The Distributor will, on an annual basis, determine whether to continue such payments.

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Consistent with the provisions and limitations set forth in the Plan of Distribution, the Fund may reimburse the Distributor for the cost of a portion of these marketing support payments.

Marketing support payments may be in addition to any servicing and other fees paid by SS&C, the Fund’s transfer agent, as described above.

Intermediaries engaged by the Fund may include Financial Industry Regulatory Authority (“FINRA”) member firms (or, in some instances, their respective affiliates) that the Distributor anticipates will receive marketing support payments. In addition to member firms of FINRA, the Distributor may also make marketing support payments, and the Distributors’ non-fund affiliates may make administrative services payments, to certain other Intermediaries such as banks, insurance companies, and plan administrators that sell Fund shares or provide services to the Fund and investors. You should ask your Intermediary if it receives such payments.

Marketing support payments made to organizations located outside the U.S., with respect to investments in the Fund by non-U.S. persons, may exceed the above-stated limitation.

In addition to marketing support payments, to the extent permitted by SEC and FINRA rules and other applicable laws and regulations, the Distributor may, from time to time, at its expense make or allow other promotional incentives or additional payments to Intermediaries that sell or arrange for the sale of shares of the Fund. These payments may include additional compensation to Intermediaries, including Intermediaries not listed above, related to transaction support, various Intermediary-sponsored events intended to educate financial advisers and their clients about the Fund, and data analytics and support.

Transaction support payments. The types of payments that the Distributor may make under this category include, among others, payment of ticket charges per purchase or exchange order placed by an Intermediary. Other payments may include ancillary services such as set-up, ongoing support, and assistance with an Intermediary’s fund trading system.

Conference support payments. Compensation may include financial assistance to Intermediaries that enable the Distributor to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events, co-operative advertising, newsletters, and other Intermediary-sponsored events. These payments may vary depending upon the nature of the event, and can include travel expenses, such as lodging incurred by registered representatives and other employees in connection with training and educational meetings, client prospecting and due diligence trips.

The Distributor may routinely sponsor due diligence meetings for registered representatives during which they receive updates on the Fund and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in the Fund, however, are more likely to be considered. To the extent permitted by their firm’s policies and procedures, registered representatives’ expenses in attending these meetings may be covered by the Distributor.

Data support payments. Compensation may include data support payments to certain holders or Intermediaries of record for accounts in the Fund. An Intermediary’s data support services may include the provision of analytical data on such accounts.

Other payments. Other compensation may be offered to the extent not prohibited by federal or state laws or any self-regulatory agency, such as FINRA. The Distributor makes payments for events it deems appropriate, subject to the Distributor’s guidelines and applicable law.

You should ask your Intermediary for information about any payments it receives from the Distributor and any services provided.

Portfolio Turnover Rate

The frequency of portfolio transactions of a Fund (the portfolio turnover rate) will vary from year to year depending on many factors. An annual portfolio turnover rate of 100% would occur if all the securities in the Fund were replaced once in a period of one year. Portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. Because it is difficult to predict accurately portfolio turnover rates, actual turnover may be higher or lower than expected. Higher portfolio turnover results in increased Fund costs, including brokerage commissions, dealer mark-ups and/or other transaction costs on the sale of securities and on the reinvestment in other securities. Higher portfolio turnover rates also may result in an increase in short-term capital gains or losses.

The Fund experienced a portfolio turnover rate of 88.39% for the period ended December 31, 2024, primarily because the portfolio managers continue to invest opportunistically based on the market while increasing allocations to direct lending and real estate. The Fund experienced a portfolio turnover rate of 144.79% for the year ended December 31, 2023, primarily because the Adviser has been focused on building the portfolio towards its target asset allocation.

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Financial Statements

The audited financial statements and related report of Ernst & Young LLP, independent registered public accounting firm, are herein incorporated by reference from the Fund’s Annual Report dated December 31, 2024. The Fund’s annual reports are available upon request, without charge, by calling the Fund toll free at 833-260-3565 or by visiting https://www.fbspx.com.

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APPENDIX A

Benefit Street Partners L.L.C. (the “Firm”)

PROXY VOTING AND OTHER VOTING OR CONSENT/ACTION POLICIES AND PROCEDURES

A.	Introduction/General Principles

In accordance with the Firm’s fiduciary duty to vote proxies and consents and otherwise make determinations in the best interests of the Firm’s Clients, including but not limited to Rule 206(4)-6 under the Advisers Act, the overriding principle of the Firm’s proxy and/or other voting (and similar actions and determinations) is to maximize the financial interests of its Clients. For avoidance of doubt, these Proxy Voting and Other Voting or Consent/Action Policies and Procedures applies to any proxy and any other shareholder or beneficial owner vote, consent, action or similar determination, including a vote, consent or action with respect to a private company that does not involve a public proxy and certain consents or other actions relating to debt or other instruments, such as waivers of covenant breaches or amendments to governing documents (all of which are referred to herein as “Voting, Consent and/or Action Matters”).

It is the policy of the Firm in Voting, Consent and/or Action Matters to consider and vote or otherwise act with respect to each proposal with the objective of maximizing investment returns for Clients on a Client-by-Client basis. These guidelines address a broad range of issues, including, for example, board size and composition, executive compensation, anti-takeover proposals, capital structure proposals and social responsibility issues and are meant to be general voting, consent and action parameters on issues that arise most frequently. The Firm may, however, vote, consent and/or act in a manner that is contrary to the following general guidelines if it believes that it would be in Clients’ best interest to do so, and the Firm makes such determination on a Client-by-Client basis.

The Chief Compliance Officer has the responsibility to administer these Proxy Voting and Other Voting or Consent/Action Policies and Procedures and to monitor Voting, Consent and/or Action Matters for any conflicts of interest, regardless of whether they are actual or perceived. For example, the Firm or its Supervised Persons may take positions outside of the Clients through one or more proprietary accounts or funds or personal accounts and, therefore, situations may arise where there would be a conflict between maximizing investment returns for one or more Clients and the Firm’s or a Supervised Person’s interests. In addition, Clients may invest in different layers of the capital structure of a portfolio company, issuer or borrower (for example, a certain Client (i) may own debt of a portfolio company, issuer or borrower while another Client may own equity in the same portfolio company, issuer or borrower, (ii) may own debt of a portfolio company, issuer or borrower while another Client may own a different tranche or other class or issue of debt of the same portfolio company, issuer or borrower, and/or (iii) may own equity of a portfolio company, issuer or borrower while another Client may own a different equity security of the same portfolio company, issuer or borrower). Furthermore, a Client may participate in debt originated to finance the acquisition by other Clients of an equity or other interest in an issuer or borrower. To the extent a work out, reorganization or other major corporate event occurs with respect to any such portfolio company, issuer or borrower, conflicts may exist between or among the Clients invested in such portfolio company, issuer or borrower.

All Voting, Consent and/or Action Matters will require a mandatory conflicts of interest review by the Chief Compliance Officer in accordance with these Proxy Voting and Other Voting or Consent/Action Policies and Procedures, which will include consideration of whether (i) the Firm, (ii) any investment professional or other person within the Firm recommending how to vote, (iii) only one Client or multiple Clients of the Firm, and/or (iv) the Firm’s affiliates and their clients has an interest in the Voting, Consent and/or Action Matters that may present a conflict of interest. As noted above, in all such cases, maximizing investment returns for Clients on a Client-by-Client basis is paramount. As such, the Firm may cast different votes or consents or otherwise act in a different manner on behalf of different Clients with respect to the same portfolio company, issuer or borrower.

The Portfolio Manager responsible for any Voting, Consent and/or Action Matter will be responsible for notifying the Chief Compliance Officer in advance of any vote, consent and/or action in a timely manner and must receive advance approval from the Chief Compliance Officer before voting, consenting and/or acting with respect to any such Voting, Consent and/or Action Matter. If at any time any investment professional becomes aware of any potential or actual conflict of interest or perceived conflict of interest regarding any particular Voting, Consent and/or Action Matter, he or she should contact the Chief Compliance Officer. If any investment professional is pressured or lobbied either from within or outside of the Firm with respect to any particular Voting, Consent and/or Action Matters, he or she should contact the Chief Compliance Officer.

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If the Chief Compliance Officer determines that an actual or perceived conflict of interest may exist, he shall notify the Chief Operating Officer who will review and evaluate the Voting, Consent and/or Action Matters proposal and the circumstances surrounding the conflict to determine the vote, consent or action, which will be in the best interest of the Clients, in each case on a Client-by-Client basis. In addition, where the Chief Operating Officer deems appropriate, the Firm may utilize (i) separate deal teams, separate outside counsel and other information barriers, internal screens and ethical walls to protect the interests of each Client and (ii) unaffiliated third parties (including without limitation advisory committees and/or independent directors) to help resolve conflicts and/or approve of the Voting, Consent and/or Action Matter. Subject to the organizational and offerings documents of any given Client, the Chief Operating Officer shall have the power to retain independent fiduciaries, consultants, or professionals to assist with Voting, Consent and/or Action Matters and/or to delegate voting, consent or action powers to such fiduciaries, consultants or professionals.

If the Chief Compliance Officer determines that an actual or perceived conflict of interest may exist between maximizing investment returns for one or more Clients and the Firm’s or a Supervised Person’s interests, the Firm or its Supervised Persons will vote, consent or act with respect to securities or other instruments held in a proprietary account or fund or in a personal account in the best interests of the Clients on a Client-by-Client basis or otherwise abstain from voting, consenting or acting in a manner that is contrary to the best interests of the Clients on a Client-by-Client basis with respect to such securities or other instruments.

In addition, the Firm will maintain all Voting, Consent and/or Action Matters records as described further below. The Firm’s Proxy Voting and Other Voting or Consent/Action Policies and Procedures will be reviewed and, as necessary, updated periodically by the Chief Compliance Officer to address new or revised voting, consent or action issues.

Please note that although the Voting, Consent and/or Action Matters process (particularly with respect to proxy voting) is well established in the U.S., Voting, Consent and/or Action Matters with respect to foreign companies may involve a number of logistical problems that have a detrimental effect on the Firm’s ability to vote, consent or act. The logistical problems include language barriers, untimely or inadequate notice of shareholder meetings, restrictions on a foreigner’s ability to exercise votes, and requirements to vote, consent or act in person. Such Voting, Consent and/or Action Matters are handled on a best-efforts basis given the above logistical problems.

The Firm will make copies of these Proxy Voting and Other Voting or Consent/Action Policies and Procedures available upon request to Clients and, when the Client is a Fund, to the investors in that Fund.

Supervised Persons who receive a Voting, Consent and/or Action Matters proposal will consult with the Portfolio Manager responsible for the investment in the security or other instrument to which the Voting, Consent and/or Action Matters proposal relates or as otherwise directed by the Chief Compliance Officer. The Portfolio Manager is responsible for making sure the Voting, Consent and/or Action Matters is acted upon in a timely manner (including without limitation an affirmative decision to abstain from voting, consenting or acting).

Subject to potential exceptions applicable to Voting, Consent, and/or Action Matters involving the securities of ERISA Clients (which are governed by Section XXVIII (ERISA Matters)), the Portfolio Manager is not required to vote, consent or act with respect to a Voting, Consent and/or Action Matter if the cost of voting, consenting or acting due to special translation, delivery or other facts and circumstances would outweigh the benefit of voting, consenting or acting for one or more Clients. The Portfolio Manager is also not required to vote, consent or act with respect to a Voting, Consent and/or Action Matter if the Portfolio Manager believes the proposal is not adverse to the best interest of any Clients, or, if adverse, the outcome of the Voting, Consent and/or Action Matter is not in doubt. Notwithstanding the foregoing, the decision not to exercise voting power over certain Voting, Consent, and/or Action Matters may be reportable on Form N-PX, as discussed in Section XXX (Regulatory Reporting Requirements).

Any questions with regard to voting, consenting or acting (or abstaining from voting, consenting or acting) with respect to Voting, Consent and/or Action Matters should be referred to the Chief Compliance Officer.

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B.	Guidelines

The following represents a guideline for each of the principal policy issues:

1.           Routine Proposals

Routine proposals include such issues as the approval of auditors, and election of directors. Generally, these proposals will be voted consistent with the recommendation of management. As a matter of policy, it is the Firm’s intention to hold corporate officers accountable for actions, either on the basis of specific actions taken as an individual, or as part of a committee, that conflict with the goal of maximizing shareholder value.

2.           Non-Routine Proposals

Non-routine proposals include issues that could have a long-term impact on the way a corporation or other entity handles certain matters. Examples of these proposals include (a) restructuring efforts, (b) changes to the number of directors, (c) name changes, (d) mergers & acquisitions (or equivalent actions,) and (e) changes in the issuance of common or preferred stock, stock options plans, etc. Again, these proposals will be analyzed with a goal of maximizing shareholder value and the interests of the Firm’s Clients on a Client-by-Client basis.

3.           Corporate Governance Proposal

This category includes poison pills, golden parachutes, cumulative voting, classified boards, limitations of officer and director liabilities, etc. Generally speaking, these are issues proposed by an entrenched management looking to maximize their own best interests at the expense of shareholders at large. As such, these proposals will usually generate negative responses from the Firm.

4.           Social Issues

These proposals range from divestment from geographical or industrial representation to environmental or other matters, either internal or external. The Firm will consider voting, consenting or acting for issues that have redeeming social merit that neither compromises the company’s competitive position within an industry, nor adversely impacts the goal of maximizing shareholder value and the interests of the Firm’s Clients on a Client-by-Client basis.

5.           Other Proposals

These proposals, excluding those referenced above, usually deal with subjects such as compensation, employee hiring, and corporate governance issues. These cannot be generalized other than to say that they reflect personal points of view, and typically fall into the category of micro-management, an area that the Firm tends to avoid. These proposals will be viewed in the light of voting, consenting or acting in a manner that the Firm believes maximizes shareholder/investor value and the interests of the Firm’s Clients on a Client-by-Client basis.

6.           Conflicts and Split Voting

If a Portfolio Manager (or his or her designee) determines that a material conflict may exist between a Client’s interests and the Firm’s interest or between two or more Clients’ interests, the Portfolio Manager (or his or her designee) shall inform the Chief Compliance Officer of such material conflict. The Chief Compliance Officer shall determine the appropriate course of action in consultation with the Chief Operating Officer, as described above. In addition, where the Chief Operating Officer deems appropriate, separate deal teams, separate outside counsel and other information barriers, internal screens and ethical walls, as well as unaffiliated third parties (including without limitation advisory committees and/or independent directors) may be used to help resolve conflicts and make decisions to protect the interests of each Client. The Firm or its Supervised Persons will vote, consent or act with respect to securities or other instruments held in a proprietary account or fund or in a personal account in the best interests of the Clients on a Client-by-Client basis or otherwise abstain from voting, consenting or acting in a manner that is contrary to the best interests of the Clients on a Client-by-Client basis with respect to such securities or other instruments. In all such cases, maximizing investment returns for Clients on a Client-by-Client basis is paramount.

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Situations may arise in which more than one Client invests in different parts of the capital structure of the same company. In those situations, two or more Clients may be invested in strategies having different investment objectives, investment styles, economic positions or portfolio managers. As a result, the Firm may cast different votes or consents or take other different actions on behalf of different Clients. In each case, the Firm will determine the vote, consent or action that the Firm believes is in the best interests of each Client, without regard to the interests of any other Client.

C.	Conflict Management Procedures With Respect to Investments in Certain Real Estate Development Projects

As noted herein, in accordance with the Firm’s fiduciary duty pursuant to the Advisers Act and otherwise under law to invest, act, and otherwise make determinations in accordance with what the Firm believes to be in the best interests of each of the Firm’s Clients, the Firm has adopted and implements procedures to ensure that it serves the interests of each Client, on a Client-by-Client basis, at all times (i.e., the Firm will at all times act in a manner that it believes to be in the best interests of each Client without regard to the interests of any other Client, or any other affiliate of the Firm).

Also as noted in herein, situations may arise in which more than one Client (or other affiliate of the Firm) may invest in different parts or different layers of the capital structure of a portfolio company, issuer, borrower or other entity. For example, a Client (i) may own debt of a portfolio company, issuer, borrower or other entity while another Client may own equity in the same portfolio company, issuer, borrower or other entity, (ii) may own debt of a portfolio company, issuer, borrower or other entity while another Client may own a different tranche or other class or issue of debt of the same portfolio company, issuer, borrower or other entity, and/or (iii) may own equity of a portfolio company, issuer, borrower or other entity while another Client may own a different equity security of the same portfolio company, issuer, borrower or other entity. As a result, whether at the time of making such investment, or at the time that any vote, consent or other action is required with respect to such investment (such as, for example, at the time of a work-out, reorganization or other major corporate event with respect to any such portfolio company, issuer, borrower or other entity), conflicts may exist between or among the Clients (or other Firm affiliates) investing in or invested in such portfolio company, issuer, borrower or other entity.

Specifically and not in limitation of the procedures set forth elsewhere in this Manual, in order avoid potential conflicts between Clients or other Firm affiliates within the same issuer or borrower’s capital structure with regard to certain real estate project development transactions and related real estate project financings (collectively, the “Real Estate Development Projects”), whenever it is reasonably practical to do so in connection with the limited liability companies, limited partnerships, joint ventures, special purpose vehicles and/or other entities formed with respect to the investments made by the Firm on behalf of its Clients in such Real Estate Development Projects (such entities, the “Real Estate Development Project Investment Entities”), if more than one Client or other Firm affiliate has an interest in such Real Estate Development Project that may be in conflict with the interest of another Client or other Firm affiliate in such Real Estate Development Project, the Firm shall seek to have at least one of the Real Estate Development Project Investment Entities managed and controlled by an entity that is not in any manner affiliated with the Firm (an “Independent Party”) in order to ensure that, notwithstanding the economic interests in the Real Estate Development Project Investment Entity held by a Client or other Firm affiliate, the Independent Party manages and controls the Real Estate Development Project Investment Entity to ensure the separate management and control of the interests in the Real Estate Development Project held from time to time by Clients and/or other affiliates of the Firm.

In order to implement the foregoing, the Firm and/or its affiliates (1) whenever it is reasonably practical in connection with the formation and documentation of Real Estate Development Project Investment Entities, shall seek to have the limited partnership agreement, limited liability company operating agreement, joint venture agreement and/or other governance document of such Real Estate Development Project Investment Entity (the “Governance Documents”) provide that, if any other Client or other affiliate of the Firm has an interest in such Real Estate Development Project, (i) such Independent Party shall serve as the general partner, managing member, or other similar capacity of such Real Estate Development Project Investment Entity and such Independent Party shall exercise all management and control authority with respect thereto in accordance with such Governance Documents, and (ii) in the event that the Firm or any Client or other Firm affiliate has the right pursuant to such Governance Documents to remove such Independent Party as the general partner, managing member or other similar capacity from such role with respect to the Real Estate Development Project Investment Entity, the Firm, the Client or other Firm affiliate may only to so if, not later than thirty (30) days after such removal, the Firm, the Client or other Firm affiliate designates another Independent Party to serve in such capacity (and during such up to thirty (30) day period, the Firm, the Client and/or other Firm affiliate does not exercise any management or control rights with respect to the Real Estate Development Project Investment Entity that relate to the Real Estate Development Project if such exercise of such management or control rights is, or reasonably could be interpreted to be, either not in the best interests of the Real Estate Development Project Investment Entity with respect to the Real Estate Development Project or adverse to the interests in the Real Estate Development Project of any other Client or affiliate of the Firm) and/or (2) whenever the Firm or its affiliates do not include the foregoing conflict protections in the Governance Documents of such Real Estate Development Project Investment Entity, the Firm and its affiliates shall nonetheless, as a matter of internal policy and procedures, act in a manner in full compliance with the provisions set forth in clause (1) of this paragraph.

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The paramount conceptual and implementation requirement of the foregoing compliance procedures are to ensure that, in situations where a conflict exists, or could reasonably be interpreted to exist, between Clients or other affiliates of the Firm with respect to Real Estate Development Projects, the Firm and its affiliates shall eliminate (or substantially mitigate) any such conflicts by having an Independent Party exercise all decision making authority with respect to the interests of one of the Clients or other affiliates of the Firm with respect to such Real Estate Development Project through the establishment of a Real Estate Development Project Investment Entity managed and controlled by such Independent Party. This will ensure that, both at the time of such investment and in the event that any decision or other action must be made or determined with respect to the interests in the Real Estate Development Project, the Firm and its affiliates are not placed in the position of having to manage competing and conflicting interests of its Clients or other affiliates, and the Firm may then act in the best interests of the Client or other affiliates for which the Firm has management and/or control rights with respect to the Real Estate Development Project while the Independent Party exercises separate and independent management and control rights with respect to the Real Estate Development Project through the Real Estate Development Project Investment Entity, including with respect to Real Estate Development Project Investment Entities in which another Client or other affiliate of the Firm may have an economic interest.

D.	Recordkeeping

In accordance with the Firm’s Record Policies, the Firm must retain copies of (i) these Proxy Voting and Other Voting or Consent/Action Policies and Procedures and all amendments thereto; (ii) Voting, Consent and/or Action Matters proposals received regarding Client securities and instruments; (iii) records of votes, consents or actions taken on behalf of Clients; (iv) records of Client requests for Voting, Consent and/or Action Matters information and a copy of any written response by the Firm to any (written or oral) Client request for such information; (v) any documents prepared by the Firm that were material to making a decision on how to vote, consent or act; and (vi) records relating to Voting, Consent and/or Action Matters concerning situations with material conflicts of interest. The information should be retained by the relevant Portfolio Manager and copies sent to the Chief Compliance Officer.

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PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)           Financial Statements:

Part A: Financial Highlights.

Part B: Incorporated by reference to the Fund’s annual report for the period ended December 31, 2024, filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940.

(2)           Exhibits:

(a)            (1) Certificate of Trust dated November 12, 2019.1

(2) Amended and Restated Declaration of Trust dated March 19, 2020.*

(b)            By-laws dated March 11, 2020.2

(c)            Not applicable.

(d)            Not applicable.

(e)            Form of Dividend Reinvestment Plan.4

(f)            Not applicable.

(g)            Form of Investment Advisory Agreement between Registrant and Benefit Street Partners L.L.C.4

(h)            Form of Distribution Agreement.3

(i)             Not applicable.

(j)             Form of Custodian Agreement.4

(k)            (1) Form of Transfer Agency and Service Agreement.4

(2) Form of BSP Administration Agreement.3

(3) Form of USB Administration Agreement.4

(4) Expense Limitation Agreement.*

(5) Credit Agreement between Registrant and U.S. Bank National Association.*

(6) First Amendment to Credit Agreement between Registrant and U.S. Bank National Association.*

(7) Second Amendment to Credit Agreement between Registrant and U.S. Bank National Association.*

(8) Third Amendment to Credit Agreement between Registrant and U.S. Bank National Association.*

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(l)             Opinion of Counsel.5

(m)           Not applicable.

(n)            (1) Consent of Independent Registered Public Accounting Firm.*

(2) Powers of Attorney.2

(o)            Not applicable.

(p)            Form of Subscription Agreement.4

(q)            Not applicable.

(r)             (1) Code of Ethics of the Registrant.4

(2) Code of Ethics of Benefit Street Partners L.L.C.4

(3) Code of Ethics of Franklin Distributors, LLC.4

*	Filed herewith.
[1]	Incorporated herein by reference to the Registrant’s initial Registration Statement on Form N-2 (File Nos. 333234759; 811-23492), filed on November 18, 2019.
[2]	Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333234759; 811-23492), filed on March 24, 2020.
[3]	Incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234759; 811-23492), filed on March 11, 2022.
[4]	Incorporated herein by reference to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234759; 811-23492), filed on August 19, 2022.
[5]	Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-234759; 811-23492), filed on April 26, 2024.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the Prospectus is incorporated herein by reference.

Item 27. Other Expenses of Issuance or Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

See “The Adviser” and “Management of the Fund” in the Prospectus contained herein.

Item 29. Number of Holder of Securities

As of March 31, 2025:

Title of Class	Number of Record Holders
Class A Shares, par value $0.001	71
Advisor Class Shares, par value $0.001	573

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Item 30. Indemnification

Reference is made to Article V, Sections 5.1 and 5.2 of Registrant’s Declaration of Trust filed as Exhibit (a)(2) to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to the trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the trustees, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the trustees, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Benefit Street Partners L.L.C. (“BSP”) serves as the investment adviser to the Registrant. BSP is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which BSP and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in BSP’s Form ADV (File No. 801-72843), as filed with the SEC and incorporated herein by reference.

Item 32. Location of Accounts and Records

The Declaration of Trust, Bylaws and minute books of the Registrant and certain investment adviser records will be in the physical possession of BSP. All other accounts, books and other documents required to be maintained under Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder will be in the physical possession of BSP, except for certain transfer agency records which are maintained by SS&C.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	The Registrant undertakes that:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

1.	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

2.	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” in the effective registration statement; and

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3.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.	that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the Securities Act to any purchaser:

1.	if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

2.	if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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e.	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

1.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

2.	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

3.	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

4.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 28th day of April, 2025.

FRANKLIN BSP PRIVATE CREDIT FUND

(A Delaware statutory trust)

By:	/s/ Richard J. Byrne
Richard J. Byrne
Trustee

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Richard J. Byrne	Trustee, Chief Executive Officer and	April 28, 2025
Richard J. Byrne	President (Principal Executive Officer)

/s/ Nina K. Baryski	Chief Financial Officer and Treasurer	April 28, 2025
Nina K. Baryski	(Principal Financial and Principal
Accounting Officer)

/s/ Lee S. Hillman*	Trustee	April 28, 2025

/s/ Ronald J. Kramer*	Trustee	April 28, 2025

/s/ Leslie D. Michelson*	Trustee	April 28, 2025

/s/ Edward G. Rendell*	Trustee	April 28, 2025

/s/ Dennis M. Schaney*	Trustee	April 28, 2025

*By:	/s/ Nina K. Baryski
Nina K. Baryski, Attorney-in-Fact